Exhibit 99.1

Introduction

The Summary Budget includes an overview of the financial plan for the Manitoba government reporting entity. It includes the services of the government generally associated with the Legislature (voted and statutory appropriations and non-voted expenses), government business enterprises (GBEs) (such as Manitoba Hydro and Manitoba Public Insurance), and other reporting entities that are indirectly controlled by the Manitoba government, such as health authorities, post-secondary institutions and school divisions. In the Summary Budget, the voted and statutory appropriations and non-voted expenses are consolidated with the high level projections of other reporting entities and GBEs, according to the standards set by the Public Sector Accounting Board (PSAB). The Summary Budget fully reflects Generally Accepted Accounting Principles (GAAP).

Summary Budget

For the Fiscal Year Ending March 31

	2021/22 Budget	2020/21 Forecast*	2020/21 Budget

	(Millions of Dollars)

Revenue	17,838	17,477	17,737
Expenditure	18,255	17,580	17,957
Net Income (Loss) – excluding COVID-19	(417)	(103)	(220)
COVID-19 Expenditures and Contingencies	1,180	1,977	1,977
Net Income (Loss)	(1,597)	(2,080)	(2,197)

Notes:

This report also includes our updated 2020/21 forecast and serves as our third quarter report.

6 | Budget 2021 –Summary Budget and Financial Updates

Summary Budget Detail

For the Fiscal Year Ending March 31

	2021/22 Budget	2020/21 Forecast*	2020/21 Budget

	(Millions of Dollars)
Revenue

Income Taxes	4,455	4,169	4,622
Retail Sales Tax	2,274	2,066	2,021
Education Property Taxes	693	885	888
Other Taxes	1,313	1,285	1,614
Tuition Fees	412	371	389
Fees and Other Revenue	1,995	1,866	1,968
Federal Transfers	5,640	5,867	5,136
Net Income of Government Business Enterprises	850	662	772
Sinking Funds and Other Earnings	306	306	352
Contingency	(100)	–	(25)

Total Revenue	17,838	17,477	17,737
Expenditure

Legislative Assembly	51	45	50
Executive Council	4	4	4
Advanced Education, Skills and Immigration	1,516	1,455	1,495
Agriculture and Resource Development	441	422	445
Central Services	338	215	215
Civil Service Commission	27	27	27
Conservation and Climate	204	152	196
Crown Services	2	2	2
Economic Development and Jobs	225	178	207
Education	3,072	2,994	3,002
Families	2,197	2,128	2,164
Finance	108	98	109
Health and Seniors Care	6,624	6,493	6,478
Indigenous and Northern Relations	31	29	33
Infrastructure	499	493	494
Justice	700	705	699
Legislative and Public Affairs	4	4	4
Mental Health, Wellness and Recovery	351	344	341
Municipal Relations	384	376	384
Sport, Culture and Heritage	79	76	81
Tax Credits**	46	59	36
Enabling Appropriations	258	282	390
Emergency Expenditures	100	47	100
Debt Servicing	994	952	1,001

Expenditures excluding COVID-19	18,255	17,580	17,957

COVID-19 Expenditures	1,180	1,977	1,977

Total Expenditures	19,435	19,557	19,934

Net Income (Loss)	(1,597)	(2,080)	(2,197)

Notes:

The 2020/21 forecast and budget has been restated to be consistent with the 2021/22 budget presentation.

*	Represents the forecast as of third quarter.

**	Tax Credits includes only those tax credits that are recorded as expenditures; other tax credits like the Education Property Tax Credit are recorded as revenue offsets.

Budget 2021 – Summary Budget and Financial Updates | 7

Summary Budget 2021/22

Revenue

Modest revenue growth is forecast for 2021/22 with a projected increase of $361 million, or 2.1 per cent from the 2020/21 Forecast, back in line with our pre-COVID-19 Revenue in Budget 2020/21.

Income tax revenue is projected to increase by $286 million from the 2020/21 Forecast, with a $280 million increase in individual income tax revenue and a $6 million increase in corporate income tax revenue. The increase in individual income tax revenue reflects moderate growth in personal income after the impacts of COVID-19 in fiscal 2020/21.

Retail Sales Tax is projected to increase by $208 million reflecting further reopening of the economy and an increase in household and business spending in 2021.

Education Property Taxes are projected to decrease $192 million related to the phase-out of Education Property Taxes.

Other Taxes are projected to increase $28 million from the 2020/21 Forecast.

Tuition fees set by Manitoba’s universities and colleges are projected to increase $41 million while fees and other revenue are projected to increase $129 million from the 2020/21 Forecast.

Federal transfers are projected to decrease $227 million from the 2020/21 Forecast which included over $650 million in one-time federal transfers in response to COVID-19.

Net income of Government Business Enterprises is projected to increase $188 million mainly due to partial recovery of Manitoba Liquor and Lotteries Corporation operations which were severely impacted by the COVID-19 restrictions in place for most of 2020/21. In addition, Manitoba Hydro’s Keeyask Generating Station is gradually coming into service over the next several months, generating additional revenue for 2021/22.

Sinking funds and other earnings are projected to remain in-line with the 2020/21 Forecast.

Expenditure

Expenditures in 2021/22 are projected to decrease $122 million from the 2020/21 Forecast, or increase $1,478 million from the pre-COVID-19 Expenditures in Budget 2020/21.

Significant expenditures have been included in the 2021/22 Budget to address the ongoing impacts of COVID-19 including ongoing health costs and costs associated with the vaccination program among other contingencies. Excluding the $1,180 million of COVID-19 costs, expenditures have increased $298 million from Budget 2020/21.

Significant changes in departmental expenditures include a 2.3 per cent increase in Health and Seniors Care reflecting operating cost adjustments within the regional health authorities, $23 million for various cancer treatments, $40 million for Health System Capacity Enablement to aid in the recovery from COVID-19 related backlogs, $31 million as a Contingency for Health Transformation and $10 million for Priority Procedures Wait Times Reduction including Cataracts and Joint Replacements (hip/knee).

Education has projected an increase of $70 million mainly due to cost increases in the school divisions.

Central Services has projected an increase of $123 million to comply with Public Sector Accounting Standards requiring a change to gross accounting for federal funding arrangements. In addition, the department’s expenditures have also increased related to the operationalization of the Public Safety Communications Services system.

Tax Credit expenditures saw a modest increase year-over-year of $10 million.

Debt Servicing is projected to decrease by $7 million due to lower interest rates.

8 | Budget 2021 –Summary Budget and Financial Updates

2020/21 Forecast

Revenue

Overall, revenue is forecasted at $260 million lower than budget for 2020/21 due to the unforeseen impacts resulting from the COVID-19 pandemic.

Income tax revenue is forecasted at $453 million lower than budget. Individual Income Tax Revenue is $343 million below budget due to a deterioration in household income due to the COVID-19 pandemic. Corporate Income Tax Revenue is $110 million below budget due a decline in corporate profits due to the COVID-19 pandemic.

Retail Sales Tax (RST) is forecasted at $45 million over budget, however, this includes a decrease in RST collections as a result of COVID-19 and the elimination of RST on property insurance which was offset by the deferral of the 1 per cent RST rate decrease included in Budget 2020/21.

Other Taxes are forecasted at $329 million below budget mainly due to the green levy of $25-per-tonne of carbon emissions that did not proceed because of COVID-19.

Tuition fees are forecasted at $18 million below budget mainly due to the impact of COVID-19 on international student enrollment.

Fees and Other Revenue is $102 million lower than budget due to a general decline in fees and other revenue collections during the COVID-19 lockdowns.

Federal Transfers are $731 million over budget mainly due to additional federal contributions to support Manitoba’s COVID-19 response.

Net income of Government Business Enterprises is forecasted at $110 million lower than budget reflecting a decline in revenue from the Manitoba Liquor and Lotteries Corporation mainly due to the closure of the casinos partially offset by increases from both Manitoba Public Insurance and Manitoba Hydro-Electric Board. Manitoba Public Insurance claims are materially under budget primarily due to less traffic on the roads. Manitoba Hydro-Electric Board expenditures were lower than budget due to the delay in the in-service date of the Keeyask Generating Station resulting in lower finance and depreciation expenses in 2020/21.

Budget 2021 – Summary Budget and Financial Updates | 9

Expenditure

Expenditures in 2020/21 are forecasted at $1,600 million over budget which reflects $1,977 million in additional expenditures on COVID-19 relief programs and significant investments in the public health response, partially offset by a $377 million reduction in other expenditure changes as described below.

Advanced Education, Skills and Immigration is forecasting a $40 million decrease mainly due to savings identified in the post-secondary institutions. The savings were reinvested in post-secondary education through the Post-Secondary Transitional COVID-19 Support program.

Agriculture and Resource Development is forecasting a decrease of $23 million related to the AgriInsurance and Hail Insurance Programs.

Conservation and Climate is forecasting an under expenditure of $44 million related to a decrease in Efficiency Manitoba operating costs that are offset by a decrease in revenue, combined with lower activity this fire season.

Families is forecasting an under expenditure of $36 million related to under expenditures in adult and children’s disability services, child care subsidy program costs and housing reflecting reduced services during the pandemic.

Enabling Appropriations is forecasting a decrease of $108 million due to a delay in the devolution of the Northern Airports and Marine Operations and the Manitoba Centennial Centre Corporation.

Emergency Expenditures is forecasting a decrease of $53 million as a result of lower-than-normal flooding impacts.

The $49 million under-expenditure in Debt Servicing cost is due to lower than anticipated interest rates.

Supplementary Estimates totaling $1,977 million were approved in 2020/21. The majority of this amount was approved in Enabling Appropriations and the authority was reallocated to departments responsible for the delivery of COVID-19 relief programs or the public health response.

10 | Budget 2021 –Summary Budget and Financial Updates

Summary Revenue

For the Fiscal Year Ending March 31

	2021/22 Budget	2020/21 Forecast*	2020/21 Budget

	(Millions of Dollars)

Income Taxes

Individual Income Tax	3,919	3,639	3,982

Corporation Income Tax	536	530	640

Subtotal: Income Taxes	4,455	4,169	4,622

Retail Sales Tax	2,274	2,066	2,021

Education Property Taxes	693	885	888

Other Taxes

Green Levy	–	–	218

Corporations Taxes	322	325	335

Fuel Taxes	314	301	354

Land Transfer Tax	96	98	98

Levy for Health and Education	371	357	398

Tobacco Tax	198	196	199

Other Taxes	12	8	12

Subtotal: Other Taxes	1,313	1,285	1,614

Tuition Fees	412	371	389

Fees and Other Revenue

Fines and Costs and Other Legal	49	43	48

Minerals and Petroleum	14	11	13

Automobile and Motor Carrier Licences and Fees	178	184	186

Parks: Forestry and Other Conservation	33	29	24

Water Power Rentals	131	126	122

Service Fees and Other Miscellaneous Charges	1,590	1,473	1,575

Subtotal: Fees and Other Revenue	1,995	1,866	1,968

Federal Transfers

Equalization	2,719	2,510	2,510

Canada Health Transfer (CHT)	1,560	1,520	1,521

Canada Social Transfer (CST)	560	545	546

COVID-19 Transfers	–	664	–

Shared Cost and Other Transfers	801	628	559

Subtotal: Federal Transfers	5,640	5,867	5,136

Budget 2021 – Summary Budget and Financial Updates | 11

	2021/22 Budget	2020/21 Forecast*	2020/21 Budget

Net Income of Government

Business Enterprises (GBEs)

Manitoba Liquor and Lotteries Corporation	570	423	650

Deposit Guarantee Corporation of Manitoba	29	28	27

Manitoba Hydro-Electric Board	190	111	47

Manitoba Public Insurance Corporation	61	100	48

Subtotal: Net Income of GBEs	850	662	772

Sinking Funds and Other Earnings	306	306	352

Contingency	(100)	–	(25)

Total Revenue	17,838	17,477	17,737

Notes:

*	Represents the forecast as of third quarter.

12 | Budget 2021 –Summary Budget and Financial Updates

Summary Expenditure

For the Fiscal Year Ending March 31

	2021/22 Budget	2020/21 Forecast*	2020/21 Budget

	(Millions of Dollars)
Expenditures Excluding COVID-19
Legislative Assembly	51	45	50
Executive Council	4	4	4
Advanced Education, Skills and Immigration	1,516	1,455	1,495
Agriculture and Resource Development	441	422	445
Central Services	338	215	215
Civil Service Commission	27	27	27
Conservation and Climate	204	152	196
Crown Services	2	2	2
Economic Development and Jobs	225	178	207
Education	3,072	2,994	3,002
Families	2,197	2,128	2,164
Finance	108	98	109
Health and Seniors Care	6,624	6,493	6,478
Indigenous and Northern Relations	31	29	33
Infrastructure	499	493	494
Justice	700	705	699
Legislative and Public Affairs	4	4	4
Mental Health, Wellness and Recovery	351	344	341
Municipal Relations	384	376	384
Sport, Culture and Heritage	79	76	81
Tax Credits**	46	59	36
Enabling Appropriations	258	282	390
Emergency Expenditures	100	47	100
Debt Servicing	994	952	1,001
Subtotal: Expenditures Excluding COVID-19	18,255	17,580	17,957

Budget 2021 – Summary Budget and Financial Updates | 13

	2021/22 Budget	2020/21 Forecast*	2020/21 Budget

COVID-19 Expenditures

Advanced Education, Skills and Immigration	–	30	–

Economic Development and Jobs	–	129	–

Education	–	137	40

Families	–	23	–

Finance	–	390	–

Health and Seniors Care	–	655	600

Justice	–	5	–

Municipal Relations	–	343	106

Sport, Culture and Heritage	–	6	–

Enabling Appropriations	1,180	147	1,131

Emergency Expenditures	–	112	100

Subtotal: COVID-19 Expenditures	1,180	1,977	1,977

Total Expenditures	19,435	19,557	19,934

Notes:

*	Represents the forecast as of third quarter.

**	Tax Credits includes only those tax credits that are recorded as expenditures; other tax credits like the Education Property Tax Credit are recorded as revenue offsets.

14 | Budget 2021 –Summary Budget and Financial Updates

Revenue, 2021/22

Expenditure, 2021/22

Budget 2021 – Summary Budget and Financial Updates | 15

Entities Included in

the Summary Budget

Legislative Assembly

Executive Council

Advanced Education, Skills and Immigration

Assiniboine Community College

Brandon University

Red River College

Université de Saint-Boniface

University College of The North

University of Manitoba

University of Winnipeg

Agriculture and Resource Development

Manitoba Agricultural Services Corporation

Manitoba Potash Corporation

Central Services

Manitoba Education, Research and Learning Information Networks (MERLIN)

Materials Distribution Agency

Vehicle and Equipment Management Agency

Civil Service Commission

Conservation and Climate

Efficiency Manitoba Inc.

Manitoba Hazardous Waste Management Corporation

Crown Services

Economic Development and Jobs

Communities Economic Development Fund

Economic Development Winnipeg Inc.*

Industrial Technology Centre

Manitoba Development Corporation

Manitoba Opportunities Fund Ltd.

Research Manitoba

Rural Manitoba Economic Development Corporation

Travel Manitoba

Education

Public School Divisions

Families

General Child and Family Services Authority

Manitoba Housing and Renewal Corporation

Finance

Entrepreneurship Manitoba

Insurance Council of Manitoba

Manitoba Financial Services Agency

Special Operating Agencies Financing Authority

The Public Guardian and Trustee of Manitoba

Pension Assets Fund

16 | Budget 2021 –Summary Budget and Financial Updates

Health and Seniors Care

CancerCare Manitoba

Not-for-Profit Personal Care Homes and Community Health Agencies

Regional Health Authorities (including controlled organizations)

Interlake-Eastern Regional Health Authority

Northern Regional Health Authority

Prairie Mountain Health

Southern Health-Santé Sud

Winnipeg Regional Health Authority

Rehabilitation Centre for Children, Inc.

Shared Health Inc.

St.Amant Inc.

Indigenous and Northern Relations

Infrastructure

Justice

Legal Aid Manitoba

Liquor, Gaming and Cannabis Authority of Manitoba

Manitoba Law Reform Commission

Legislative and Public Affairs

Mental Health, Wellness and Recovery

Addictions Foundation of Manitoba

Municipal Relations

Manitoba Water Services Board

North Portage Development Corporation**

Sport, Culture and Heritage

Le Centre culturel franco-manitobain

Manitoba Arts Council

Manitoba Combative Sports Commission

Manitoba Film and Sound Recording Development Corporation

Sport Manitoba Inc.

Government Business Enterprises

Deposit Guarantee Corporation of Manitoba

Manitoba Hydro-Electric Board

Manitoba Liquor and Lotteries Corporation

Manitoba Public Insurance Corporation

Special Accounts, not attached to a Department

Fiscal Stabilization Account (Rainy Day Fund)

Entities to cease being separate reporting entities in 2021/22

Abandonment Reserve Fund

Funeral Board of Manitoba

Manitoba Horse Racing Commission

Mining Rehabilitation Reserve Fund

Manitoba Centennial Centre Corporation

Quarry Rehabilitation Reserve Fund

Vital Statistics Agency

Notes:

*	Economic Development Winnipeg Inc. is a government partnership

**	North Portage Development Corporation is a government business partnership

Budget 2021 – Summary Budget and Financial Updates | 17

Financial Updates

Summary Net Debt

Net debt is an important indicator of a government’s financial position, as this highlights the affordability of future government services. Summary net debt represents the difference between the Government Reporting Entity’s total liabilities, less financial assets; it reflects the residual liability that must be financed by future revenues. It is important to measure changes in net debt against the growth of the economy, as measured by nominal gross domestic product (GDP).

In Budget 2021, the net debt to GDP ratio is forecast to be 39.9 per cent. This is an increase from 34.2 per cent in Budget 2020.

	2021/22 Budget	2020/21 Forecast

	(Millions of Dollars)

Summary Net Debt, Beginning of the Year	27,635	25,220

Net Investment in Tangible Capital Assets	766	335

Plus: Projected (Income) Loss for the Year	1,597	2,080

Change in Net Debt	2,363	2,415

Summary Net Debt, End of Year	29,998	27,635

18 | Budget 2021 –Summary Budget and Financial Updates

Capital Investment

Capital investment continues to be a priority across government. An investment made to construct or enhance capital assets is a benefit to Manitobans for the provision of services needed into the future. Tangible capital assets are assets with a useful life extending beyond one year, which are acquired, constructed or developed and held for use, not for resale. Net investment in tangible capital assets is projected to be $15.1 billion as at March 31, 2022.

Tangible Capital Assets – Net Book Values

TANGIBLE CAPITAL ASSETS – NET BOOK VALUES Projection as at March 31	2021/22 Budget	2020/21 Forecast

	(Millions of Dollars)

Cost of Assets, beginning of year	25,685	24,556

Additions	1,587	1,129

Cost, End of Year	27,272	25,685

Accumulated Amortization, beginning of year	11,367	10,573

Amortization	821	794

Accumulated Amortization, end of year	12,188	11,367

Net Book Value	15,084	14,318

Budget 2021 – Summary Budget and Financial Updates | 19

Borrowing Requirements

Manitoba’s borrowing requirements with respect to both general and self-sustaining borrowings is estimated to total $5.7 billion in 2021/22, of which $2.7 billion is required for refinancing purposes. New cash requirements, net of estimated repayments, are $3.0 billion, which includes requirements for general government purposes, capital investments by departments and the Manitoba Hydro-Electric Board. To date, approximately $771 million of funding for 2021/22 has been completed.

BORROWING REQUIREMENTS 2021/22

	Refinancing	New Cash Requirements	Estimated Repayments	Gross Borrowing Repayments	Pre-Funding	Borrowing Requirements

	(Millions of Dollars)

Government Business Enterprises

Manitoba Hydro-Electric Board	714	550	–	1,264	–	1,264

Manitoba Liquor and Lotteries Corporation	–	65	53	12	–	12

Subtotal	714	615	53	1,276	–	1,276

Other Borrowings

General Purpose Borrowings	1,190	1,444	–	2,634	578	2,056

Capital Investment Assets	401	800	334	867	104	763

Health Facilities	100	180	120	160	–	160

Other Crowns and Organizations	240	500	290	450	39	411

Public School Divisions	75	240	30	285	50	235

Subtotal	2,006	3,164	774	4,396	771	3,625

Total Borrowing Requirements	2,720	3,779	827	5,672	771	4,901

20 | Budget 2021 –Summary Budget and Financial Updates

Special Accounts

Pension Assets Fund

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. Net investment earnings of pension assets include the expected rate of return during the year, as well as adjustments to the market-related value. Market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life.

The fund is expected to have a balance of $4,853 million by the end of the 2021/22 fiscal year.

PENSION ASSETS FUND

Projection as at March 31

	2021/22 Budget	2020/21 Forecast
	(Millions of Dollars)

Balance, Beginning of Year	4,793	4,732

Contributions and Revenue

Net Investment Earnings	278	279

Departments and Crown Corporations	222	214
	500	493
Transfers

Teachers’ Retirement Allowances Fund and Civil Service Superannuation Fund payments	(440)	(432)

Balance, End of Year	4,853	4,793

Fiscal Stabilization Account

The Fiscal Stabilization Account also known as the rainy day fund is expected to have a balance of $585 million as at March 31, 2021, after a draw of $215 million for COVID-19 related expenditures in 2020/21. Any draws or deposits for 2021/22 will be announced closer to year end.

Budget 2021 – Summary Budget and Financial Updates | 21

Manitoba Summary Financial Statistics

	2021/22 Budget	2020/21 Forecast	2019/20 Actual	2018/19 Actual	2017/18 Actual	2016/17 Actual

SUMMARY FINANCIAL STATEMENTS

Revenue

Income Taxes	4,455	4,169	4,515	4,234	3,985	3,958

Other Taxes	4,280	4,236	4,492	4,685	4,588	4,396

Fees and Other Revenue	2,407	2,237	2,497	2,341	2,364	2,329

Federal Transfers	5,640	5,867	4,847	4,531	4,200	4,128

Net Income of Government Business Enterprises	850	662	913	919	758	589

Sinking Funds and Other Earnings	306	306	377	318	257	227

Contingency	(100)	–	–	–	–	–

Total Revenue	17,838	17,477	17,641	17,028	16,152	15,627

Expenditures (excluding Debt Servicing)	18,441	18,605	16,599	16,177	15,894	15,486

Debt Servicing	994	952	1,037	1,000	952	930

Expenditure	19,435	19,557	17,636	17,177	16,846	16,416

Net Income (Loss)	(1,597)	(2,080)	5	(149)	(694)	(789)

Tangible Capital Assets

Acquisition of tangible capital assets	(1,587)	(1,129)	(1,025)	(1,006)	(1,123)	(1,429)

Amortization of tangible capital assets	821	794	745	723	713	680

Disposal of tangible capital assets	–	–	93	39	48	48

Subtotal	(766)	(335)	(187)	(244)	(362)	(701)

Other Non-Financial Assets

Decrease (Increase) in inventories	–	–	(8)	3	3	(1)

Decrease (Increase) in prepaid expenses	–	–	(4)	(10)	(2)	1

Subtotal	–	–	(12)	(7)	1	–

Other Comprehensive Income (Loss)	–	–	69	(225)	(14)	120

(Increase) in Net Debt	(2,363)	(2,415)	(125)	(625)	(1,069)	(1,370)

Summary Net Debt, beginning of year	(27,635)	(25,220)	(25,095)	(24,470)	(23,276)	(21,906)

Change in Accounting Policy	–	–	–	–	(125)	–

Summary Net Debt	(29,998)	(27,635)	(25,220)	(25,095)	(24,470)	(23,276)

Note: Numbers may not add due to rounding.

22 | Budget 2021 –Summary Budget and Financial Updates

Manitoba Summary Financial Statistics

	2021/22 Budget	2020/21 Forecast	2019/20 Actual	2018/19 Actual	2017/18 Actual	2016/17 Actual

Annual Change	(Percentage Change)
Income Taxes	6.9	(7.7)	6.6	6.2	0.7	4.8

Other Taxes	1.0	(5.7)	(4.1)	2.1	4.4	3.4

Fees and Other Revenue	7.6	(10.4)	6.7	(1.0)	1.5	4.6

Federal Transfers	(3.9)	21.0	7.0	7.9	1.7	8.1

Total Revenue	2.1	(0.9)	3.6	5.4	3.4	4.8

Debt Servicing	4.4	(8.2)	3.7	5.0	2.4	8.8

Total Expenditure	(0.6)	10.9	2.7	2.0	2.6	3.6

Summary Net Debt	8.6	9.6	0.5	2.6	5.1	6.3

Per Cent of GDP	(Per Cent)

Income Taxes	5.9	5.9	6.1	5.8	5.6	5.9

Other Taxes	5.7	5.9	6.1	6.4	6.4	6.5

Fees and Other Revenue	3.2	3.1	3.4	3.2	3.3	3.5

Federal Transfers	7.5	8.2	6.6	6.2	5.9	6.1

Total Revenue	23.7	24.5	23.9	23.3	22.7	23.2

Debt Servicing	1.3	1.3	1.4	1.4	1.3	1.4

Total Expenditure	25.9	27.5	23.9	23.5	23.6	24.4

Summary Net Debt	(39.9)	(38.8)	(34.2)	(34.3)	(34.3)	(34.6)

Per Cent of Revenue

Income Taxes	25.0	23.9	25.6	24.9	24.7	25.3

Other Taxes	24.0	24.2	25.5	27.5	28.4	28.1

Fees and Other Revenue	13.5	12.8	14.2	13.7	14.6	14.9

Federal Transfers	31.6	33.6	27.5	26.6	26.0	26.4

Net Income of Government Business Enterprises	4.8	3.8	5.2	5.4	4.7	3.8

Sinking Funds and Other Earnings	1.7	1.8	2.1	1.9	1.6	1.5

Debt Servicing	5.6	5.4	5.9	5.9	5.9	6.0

Dollars Per Capita	(Dollars)

Total Revenue	12,833	12,671	12,881	12,587	12,101	11,892

Total Expenditure	13,982	14,179	12,878	12,697	12,621	12,492

Debt Servicing	715	690	757	739	713	708

Summary Net Debt	(21,581)	(20,036)	(18,415)	(18,550)	(18,332)	(17,713)

Memorandum Items

Population (000s) *	1,390.0	1,379.3	1,369.5	1,352.8	1,334.8	1,314.1

GDP at Market Prices	75,111	71,195	73,814	73,086	71,285	67,298

Source: Manitoba Finance

* official population July 1

Note: Numbers may not add due to rounding.

Budget 2021 – Summary Budget and Financial Updates | 23

Fiscally Responsible Outcomes and Economic Growth Strategy

Introduction

Budget 2021 is a road map through challenging times. Our work continues to protect Manitobans and set the foundation for economic recovery.

The Budget was informed by a significant public engagement that included virtual meetings and telephone town halls between January 6 and February 4. An online public survey at EngageMB.ca reached over 5,400 Manitobans, even more than in 2019/20.

Overall, EngageMB.ca heard from nearly 51,000 participants in 2021 through the online surveys, telephone town halls, public opinion research and other engagement opportunities.

Budget 2021 builds on Manitoba’s Speech from the Throne, and the five guaranteed commitments to protect Manitobans at a time of need. Together we will resume our work to eliminate the deficit, repair our services, and rebuild our jobs and the economy.

COVID-19 has upended lives and caused hardship and tragedy for so many Manitobans. Our business community, not-for-profit and charitable sectors have endured and continue to face the impacts of the pandemic on their activities.

The pandemic has also significantly changed the Manitoba government’s budgetary trajectory, reducing expected revenues and driving up expenditures. However, Manitobans and our government are resilient, and have rallied to overcome the adversity.

EngageMB.ca heard from nearly 51,000 participants in 2021 through the online surveys, telephone town halls, public opinion research and other engagement opportunities.

MANITOBA’S SPEECH FROM THE THRONE

Five Guaranteed Commitments to Protect

Manitobans

ONE: protecting health care, and vulnerable Manitobans, with record new investments and initiatives for better care sooner, as we build an even stronger health care system for Manitobans.

TWO: protecting jobs by creating more jobs and restarting our economy with new investment and business supports to create even more new jobs.

THREE: protecting incomes by reducing the taxes you pay, saving you money, and helping you keep more of your hard-earned income with you, where it belongs.

FOUR: protecting education and child care by building a first-class K-12 education system with new schools, increased classroom funding, and more say for parents in their children’s educational outcomes and child care choices.

FIVE: protecting Manitoba’s financial, environmental and energy futures by pursuing a careful two-term, balanced budget plan to eliminate the COVID-19 deficit while investing more in health care and education and lower taxes, taking more steps for climate action and conservation to protect our province’s environment, and protecting our clean energy advantage with a strong and secure Manitoba Hydro.

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The government’s response to COVID-19 delivered the right programs at the right time for individuals and business. Overall, we committed over three billion dollars to support our health care system, the vulnerable and at-risk populations and to business and other sectors. Manitoba’s response to the health, social, and economic impacts of the pandemic has been among the most generous and broad-based in the country.

We continue to invest in the deployment of the province-wide vaccine effort and building our resilience and emergency preparedness for any future resurgence of COVID-19 and other public health emergencies.

As outlined in the pages to follow, our government is doing this by continuing the prudent management of our finances for sustainable long-term recovery and growth.

As we work together to realize our public health and economic recovery, we will work to restore the budget to balance within two terms.

•	We will continue to make record investments in health care, including a greater focus on mental health.

•	We will create jobs, boost skills, and attract newcomers to our province.

•	We will grow the economy by encouraging investments and further reducing red tape.

•	And we will continue to make life more affordable by reducing taxes and fees, including reducing the burden of education property taxes.

Over three billion dollars committed to support the health care system, the vulnerable and at-risk populations, and to business and other sectors.

Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy | 27

Where is my money going?

The following chart shows basic taxes and fees expected to be paid during 2021/22 by a household with income of $70,000, and the amount used to pay for various provincial government services.

A typical household would expect to pay $11,976 in provincial taxes and fees this year, of which:

•	Over $8,260 or 69 per cent is used for Health, Education and providing support to vulnerable Manitobans.

•	Nearly $613 or 5 per cent goes to debt servicing.
•	$431 or 4 per cent is spent on keeping our communities safe, including support for policing, corrections and the court system.

•	$1,945 or 16 per cent is used to maintain roads, provide flood protection, operate provincial parks and sustain all other government services.

•	Allocation for COVID-19 response account for an estimated $727 or 6 per cent.

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Your Provincial Taxes and Fees

—	Breakdown of Taxes and Fees
	Individual Income Tax	$5,498
	Automobile and Motor Carrier Licences and Fees	$2,670
	Retail Sales Tax	$1,200
	Fuel Tax	$400
	Parks, Forestry and Other Conservation Fees	$179
	Recycling Fees	$33
	Net Education Property Tax (after 25% Rebate)	$844
	Service Fees and Other Misc. Charges	$1,152

Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy | 29

Fiscal Overview

The 2019/20 Public Accounts presented a watershed moment in the fiscal history of our province by announcing a return to a balanced budget, two years ahead of schedule. This was accomplished through a careful approach to fiscal discipline, while protecting and investing at record levels in Manitoban’s priorities for health, education and social services.

Attaining budgetary balance requires a careful management of nearly $18 billion of own-source revenue and federal transfers with expenditures that flow to departments and other reporting entities that comprise the summary government.

As illustrated, provincial revenue sources flow from nine different sources to departments and their agencies and to entities funded by government. Health care accounts for approximately 34 per cent of our total budget and, including education and supports for social services and families, this is nearly 70 per cent of our budget. An ongoing challenge in managing our expenditures is the provincial debt which, at a projected nearly $30 billion in 2021/22, requires annual debt servicing costs of around $1 billion.

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By balancing the budget in 2019/20, along with four years of excellent budget results, we have demonstrated our government’s ability to prudently manage the finances. Not only have we exceeded our goals, but also made record investments in health care, education, and social and other services.

However, the fiscal impact of COVID-19 is unprecedented, dramatically increasing our need to invest to protect our province while significantly reducing our revenues. The pre-pandemic deficit forecast in Budget 2020 was $220 million. The 2020/21 deficit projection is revised from our mid-year report of $2.05 billion to $2.08 billion. This increase is a result of additional spending on the COVID-19 response.

We estimate that without the COVID-19 impacts on revenue and expenditure, our 2020/21 fiscal year would have been in a surplus position.

Estimated Impact of COVID-19 on

2020/21 Forecast

The deficit forecast for 2021/22 is $1.6 billion. The deficit reflects the ongoing and anticipated lingering impacts of COVID-19 on the economy and fiscally in 2021.

In keeping with announcements made in Manitoba’s 2020 Throne Speech, Budget 2021 outlines our commitment to protecting Manitoba’s future by pursuing a careful two-term, balanced budget plan to eliminate the COVID-19 deficit while investing more in Manitobans’ priorities.

Budget Plan vs Actual

Just like we have done since Budget 2016, we will work to achieve balance through careful and methodical fiscal management. Moreover, despite the significant challenges posed by the pandemic, we have managed the 2020/21 fiscal year prudently, and built a responsible framework for 2021/22.

Estimated Impact of COVID-19 on

2021/22 Budget

Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy | 31

With the Rainy Day Fund replenished to $800 million, exceeding the target of five per cent of voted expenditures, government was more prepared to meet the COVID-19 fiscal challenge.

Our updated projection to eliminate the deficit again was enshrined in revisions to our balanced budget legislation, The Fiscal Responsibility and Taxpayer Protection Act. This path will see the deficit eliminated within eight years.

We tabled three Supplementary Appropriation Acts during 2020/21 to provide expenditure authority for the COVID-19 response. The government passed these expenditure requests in the legislative assembly to ensure full transparency and accountability instead of using a Special Warrant when the legislative assembly was not sitting. In total, we have requested $1,977 billion of expenditure authority in addition to Budget 2020 during the 2020/21 fiscal year. A detailed description of these and other COVID-19-related supports are outlined in this document.

Additional COVID-19 Expenditure Authority	$M

Supplementary Appropriation Act	$1,000

Supplementary Appropriation Act, 2	577

Supplementary Appropriation Act, 3	400

Total additional spending authority	$1,977

The Rainy Day fund remained fully capitalized throughout 2020, providing additional liquidity in case the government’s ability to access the lending markets became difficult, as it was in the early stages of the pandemic. We have made a $215 million draw on the Rainy Day Fund at the end of the fiscal year to mitigate the need for further borrowing, saving $45 million in debt servicing costs.

For the 2021/22 fiscal year, Budget 2021 includes an additional $1.18 billion in COVID-19 and contingency funding that can be utilized for the public health and economic recovery response, and other needs. These amounts are in addition to department-specific programs and investments in the base-budget, including significant infrastructure commitments to drive our recovery. The additional spending will be targeted to COVID-19 public health requirements, notably the vaccine deployment effort, and more personal protective equipment (PPE) and related materials. This funding also covers spending commitments and other contingencies made in the 2020/21 fiscal year that will be expensed in 2021/22.

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Fiscal Outlook Summary

Manitoba’s pre-pandemic estimates in Budget 2020 projected a deficit in 2021/22 of $50 million and balanced budgets thereafter, along with a decline in the net debt to-GDP. The “pandemic deficit” of 2020/21, 2021/22 and possibly later years are not considered structural, and we intend to make up the lost ground with the same prudent approach to fiscal management that resulted in a balanced budget in 2019/20.

	2020/21f	2021/22b	2022/23p	2023/24p	2024/25p

Revenue	17,477	17,838	18,535	19,217	19,864

Expenditure	19,557	19,435	18,909	19,471	20,073

Net Surplus/(Deficit)	(2,080)	(1,597)	(374)	(254)	(209)

Net Debt to GDP	38.8%	39.9%	39.1%	38.7%	38.4%

f – Forecast

b – Budget

p – Projection

Challenging environment for forecasting

Considerable uncertainty exists with the economic outlook, and optimism is contingent on managing COVID-19 cases, avoiding acute future waves, and a swift vaccine rollout, among other factors.

Manitoba Finance surveys nine private sector economic forecasters on our economic outlook. The average of the forecasts is used for fiscal planning purposes. Changes in the economic forecast impacts the estimates for provincial revenues and expenses.

The graph illustrates the uncertainty inherent in the forecast over the coming years.

Manitoba Summary Budget Deficit Scenarios, 2015/16 – 2024/25p

Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy | 33

Manitoba’s Debt Loads an Ongoing Challenge

Since 2016/17 we have made steady progress in reducing the net debt-to-GDP ratio, which is an important measure of fiscal sustainability. Unfortunately, the pandemic has resulted in a pivot from our fiscal plan.

Shortly after Budget 2020, as an early response to the pandemic threat, we tabled the Loan Act, 2020 to permit an additional $5 billion of borrowing authority when needed. Inclusive of COVID-19-related funding and base budget requirements, Manitoba borrowed almost $7.7 billion in the 2020/21 fiscal year, the highest on record.

Our net debt-to-GDP projection prior to the pandemic was 34.2 per cent but, with unexpected pandemic borrowing and required spending, the updated forecast is 38.8 per cent. The 2020/21 net debt is projected to be $27.6 billion, up from the pre-pandemic forecast of

$26.4 billion. On a per capita basis, Manitoba continues to have the highest ratio of gross debt per person amongst all of the provinces at $38,000 per person.

Our path to balance will ensure that once we again achieve a balanced budget, we can begin to improve our debt profile and not saddle future generations with unnecessary debt servicing costs.

Total Borrowings

Debt per Capita

Net Debt to GDP (%) 2007/08 – 2024/25P

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Highest Borrowing Program on Record

During the first few months of the fiscal year, COVID-19 created a serious dislocation in the market and made normal distribution channels challenging. Market liquidity was thin and the cost of borrowing for all provinces was negatively impacted, leading to higher debt servicing costs. The provincial Premiers engaged the Federal Government requesting support during these unprecedented times.

In response, the Bank of Canada introduced a number of support programs to improve market liquidity, two of which were specific to the provinces, namely: the Provincial Money Market Program (PMMP) targeting the short-term financing market and the Provincial Bond Purchase Program (PBPP) to further support the liquidity and efficiency of provincial government funding markets.

Manitoba was able to raise an additional $780 million over 13 weeks under the federally introduced PMMP. Even though the execution of the borrowing plan has been challenging during the pandemic, Manitoba found new opportunities to fund itself. For example, in the Spring of 2020, for the first time ever, the Province issued two Century Bonds (100 year issues) used for the long-term needs of Manitoba Hydro. Manitoba’s program also includes the capital requirements of Manitoba Hydro. Manitoba Hydro makes up 43 per cent of total outstanding debt.

Manitoba Short Term Spreads Over Canada

Source: Manitoba Finance

Interest Rate Outlook

The Bank of Canada is not anticipating inflation to reach its target levels before 2023. In the January 2021 Monetary Policy Report the Bank stated that in order to support economic activity it will continue to maintain low interest rates and the quantitative easing program until recovery is well underway. As a result, we are not anticipating any significant increase in our cost to access capital markets.

Even though Manitoba’s total debt portfolio has increased, we are not expecting a corresponding increase in debt servicing costs due to the low interest rate environment.

Debt Servicing Costs

Footnote: b-Budget, f-forecast

Source: Manitoba Finance

Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy | 35

Our World Has Changed

On March 11, 2020, the World Health Organization declared COVID-19 a global public health emergency, and the following day on March 12, 2020, Manitoba announced its first presumptive positive COVID-19 case. Since that day, our lives have forever been changed.

As a government and as Manitobans, we learned the hard lessons and we are not the same people we were last spring. While there is much hope on the horizon with the advancements of COVID-19 vaccines, we still have a long way to go before all Manitobans are fully protected from this deadly virus. We must continue to follow the advice of our public health experts that have enabled us to bend our COVID-19 curve down and save thousands of lives.

The second wave of the COVID-19 pandemic impacted all provinces and countries around the world. As of March 20, 2021, there were 33,263 cases in Manitoba and we tragically lost 920 lives.

COVID-19 Case by Lab Confirmation Date

Source: Manitoba Government

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Count of total cases of COVID-19

Source: Public Health Agency of Canada

Note: The total number includes publicly reported confirmed and probablecases. On First Nations reserves numbers reported to IndigenousServices Canada may be counted in the provincial and territorial total numbers.

This information is based on data from provincial and territorial partners. It is current as of March 20, 2021.

“We reflect on the Manitobans we have lost and will miss; and also acknowledge the thousands of Manitobans we have saved and will treasure.”

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COVID-19 Timeline	Events on the top represent the public health response. Events at the bottom are highlights of the government’s support programs.

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Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy | 39

Responding to COVID-19 in Manitoba

Manitoba committed over three billion dollars to address the COVID-19 pandemic in our province, which includes spending to protect lives, mitigate the impacts of the pandemic and to help the recovery.

Provincial spending to keep Manitobans safe have covered every resident, and support programs to protect livelihoods are estimated to have reached over 360,000 individuals and provided over 51,000 individual payments to support Manitoba businesses. The government will continue to invest when and where it is needed, ensuring that the public health response and individual and business supports are in place, as we continue to battle COVID-19 and realize the longer-term recovery.

The following highlights key actions over the past year that kept Manitobans safer, protected livelihoods, and are helping to grow our economy.

Keeping Manitobans Safe

•	Provided additional funding to Personal Care Homes to cover expenses related to COVID-19 and investing in visitation shelters for safe contact with family. ($45.2 million).

•	Prioritized residents of personal care homes to complete first doses of vaccine by January 30, 2021.

•	Sent a tax-free $200 Seniors Economic Recovery Credit to help those who are most vulnerable get through this pandemic ($45 million).

•	Addressed new financial difficulties for 23,000 Manitobans living with disabilities under the Disability Economic Support Program

•	Created a Pandemic Staffing Support Benefit to support staffing in disability services, child care and child welfare systems ($10 million).
•	Ensured no residential renter would be evicted from April 1 to September 30, providing the longest period of protection in Canada.

•	Led Canada in offering virtual mental health supports by launching the free AbilitiCBT digital therapy program which provides access to professional therapists.

•	Invested in more Rapid Access to Addictions Medicine clinics.

•	Partnered with youth organizations in new Manitoba Youth Hubs Network to offer enhanced mental health and addictions services for young people who may be struggling.

•	Launched the Home Nutrition Learning and Pilot Program for families with school age children experiencing food disruption as a result of COVID-19 ($4.1 million).

•	Set up the Help Next Door portal to match volunteers with those in need.

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•	Partnered with Research Manitoba to create a Research Fund for COVID-19 projects ($5 million).

•	Established an emergency supply warehouse of medical equipment and materials to ensure the Province does not run out of supplies in its fight to protect lives.

•	Invested in maintenance and enhancement of trails to ensure Manitobans are able to stay active and healthy outdoors during COVID-19 ($7 million).

•	Invested in provincial park upgrades to improve visitor experiences and protect the natural environments Manitobans enjoy ($16.6 million).

•	Launched the Safe-at-Home Program for organizations that deliver at-home programs and services ($6 million).

Protecting Livelihoods and Growing the Economy

•	Launched the Manitoba Bridge Grant which provides up to $15,000 to private and non-profit businesses ($215 million).

•	Implemented the Risk Recognition Program to provide one-time payments to essential front-line workers ($122 million).

•	Launched the Manitoba Gap Protection Program providing $6,000 for businesses that didn’t qualify for other support programs ($60 million).

•	Recognized front-line caregivers with a program that tops up wages for personal care home workers and other front-line caregivers ($35.6 million).

•	MPI sent two separate rebates to every policy holder ($179 million).

•	Granted new funding to child care providers to help them re-open during the pandemic ($1.5 million).

•	Helped young people and other workers impacted by COVID-19 find work, and businesses find workers, through wage subsidy programs ($46 million).

•	Introduced the Manitoba Job Restart Program, which provided financial support to employees transitioning from the Canadian Emergency Response Benefit (CERB) to work.

•	Established the Long-Term Recovery Fund to help support and protect local businesses ($50 million).

•	Established a dedicated business support call centre to help Manitoba businesses and others employers navigate COVID-19 support programs.

•	Provided a rebate program to support dine-in restaurants that had to close during pandemic ($5 million).

•	Expanded the B2B Manitoba health and safety online market place to allow businesses and not- for- profits easier access to PPE and health and safety services.

•	Partnered with the federal government on the Commercial Rent Assistance program to provide relief for small businesses ($5.8 million).

•	Provided $750,000 to Futurpreneur to support youth recovery projects to combat the effects of COVID-19.

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Support programs to protect livelihoods are
estimated to have reached over 360,000
individuals and provided over 52,000 payments
to support Manitoba businesses.

•	Created a Safe Schools Fund and Safe Restart Contingency Fund to ensure safe learning environments ($100 million), while leveraging federal support ($85 million).

•	Expanded online and distance education for K-12 students through the expansion of InformNet and established the Remote Learning Resource Centre.

•	Increased the Manitoba Scholarship Bursary Initiative and reduced institutions’ matching contribution from 2:1 to 1:1 to increase support to students with financial need.
•	Distributed the Transitional Support Fund to help post-secondary institutions adapt to pressures from the pandemic ($25.6 million).

•	Approved more than $130,000 to share with groups under the Heritage Grant Program.

•	Advanced the elimination of the PST on commercial and residential property insurance contracts, providing $75 million of savings to the business sector and households.

•	Launched the Manitoba Restart Capital program to help restart the economy ($500 million).

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Fiscal Summary of the COVID-19 Response in Manitoba

Manitoba’s response to the pandemic includes supports to individuals and households, businesses and non-profit and charitable sectors, and a range of other investments, including health care, personal protective equipment, and the vaccine program.

SUMMARY OF MANITOBA’S COVID-19 RESPONSE COMMITMENTS

2020/21	$000

Support programs for individuals	411,413

Support programs for business and non-profit sectors	491,487

Support programs for other sectors*	338,811

Public health response, PPE and related goods and services	936,743

COVID-19 capital programs (incl. Restart Capital)	321,380

Total for 2020/21	2,499,834

2021/22	$000

COVID-19 Response (ongoing from 2020/21)	233,624

Additional COVID-19 Response and Contingencies (new in Budget 2021)	946,376

Ongoing COVID-19 capital programs (incl. Restart Capital)	570,190

Total for 2021/22	1,750,190

* Includes support to the K-12 system, municipalities, school divisions, and others.

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Supports to individuals and households

Throughout the pandemic, Manitoba provided supports to individuals and households through a variety of programs. These programs were aimed to support those most in need and those taking on significant risks in their work to protect Manitobans and our health care system. The table below summarizes the main program commitments and the actual or projected expenditures to March 31, 2021. An estimated 360,000 payments were made to Manitobans.

  MANITOBA COVID-19 PROGRAMS FOR INDIVIDUALS (2020/21)

  ($000)

Programs	2020/21 Commitment	Expenditure	Remaining

MPI Financial Relief Rebate (non-commercial)	158,081	158,081	–

Risk Recognition Program	121,768	121,768	–

Seniors Economic Recovery Credit	45,000	44,565	435

Elimination of PST on property insurance (residential)	37,500	37,500	–

Caregiver Wage Support Program	35,600	35,145	455

Manitoba Job Restart Program	8,864	8,360	504

Disability Economic Support Program	4,600	4,452	148

Total	411,413	409,871	1,542

*Data are as at March 18, 2021.

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Supports to business and non-profit sectors

Manitoba provided one of the most broad-based, accessible, and generous business support programs in response to COVID-19. The following table summarizes the main commitments and the actual or projected uptake to March 31, 2021. Over 52,000 payments were made across a range of beneficiaries.

MANITOBA COVID-19 PROGRAMS FOR BUSINESSES AND NON-PROFIT ORGANIZATIONS (2020/21)

	2020/21 Commitment	Expenditure	Remaining

Bridge Grant	215,000	208,599	6,401

Gap Protection Plan	59,136	59,136	–

Long-Term Recovery Fund*	50,000	50,000	–

Back to Work This Summer Initiative & Summer Student Recovery Jobs Program	46,000	18,684	27,316

Elimination of PST on property insurance (commercial)	37,500	37,500	–

MPI COVID-19 Rebates (commercial)	21,469	21,469	–

Essential Northern Airline Support Program	12,000	12,000

Pandemic Staffing Support Benefit	10,000	489	9,511

Restart Manitoba Event Attraction Strategy	8,000	–	8,000

Call Centre Support for Business	7,404	2,929	4,475

Emergency Stabilization for Arts and Culture Sector	6,000	6,000	–

Safe-at-Home Manitoba Program	6,000	5,478	522

Canada Emergency Commercial Rent Assistance Program (Manitoba)	5,800	5,800	–

Hometown Green Team Program	4,194	1,468	2,726

Building Sustainable Communities Program	2,562	900	1,662

B2B Manitoba – Virtual Marketplace Tool	422	422	–

Total	491,487	430,874	60,613

*The Long-Term Recovery Fund includes supports to lodgers and hotels, the hospitality sector, and other programs.

*Data are as at March 18, 2021.

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In addition to these initiatives, Manitoba launched the Restart Capital Program, committing $500 million toward infrastructure projects to help boost the provincial economy’s recovery amid the COVID-19 pandemic and beyond. The economic stimulus package adds an additional $500 million above the $1.2 billion infrastructure commitment in Budget 2020. The Restart Capital program is a multi-year commitment, with $254 million to be spent in the 2020/21 fiscal year and the remaining $246 million over the next two fiscal years. The 2020/21 projects address the backlog of water and sewer projects with a focus on increasing access to clean drinking water, reducing boil water advisories and advancing clean sewer systems, including a significant contribution to the City of Winnipeg North End Water Pollution Control Centre. As well, two major projects to improve the safety of Manitoba’s highways (Highway 1 and 16 intersection improvements and Highway 100 (South Perimeter) at St. Mary’s Road interchange) are underway.

Health Sector and Other COVID-19 Responses

In addition to supports for individuals, households and the business, non-profit and charity sectors, Manitoba invested $1.3 billion in various COVID-19 goods and services in 2020/21. These include the incremental public health costs, materials such as personal protective equipment, investments to support contact tracing and the early vaccine program.

Government also provided supports to schools and post-secondary institutions, to municipalities and law enforcement organizations. Government and its business enterprises including Manitoba Liquor and Lotteries, Manitoba Hydro and Manitoba Public Insurance also deferred various fees and penalties during the year.

The Manitoba Public Accounts will present the full accounting of COVID-19 expenses for the 2020/21 fiscal year.

As part of our planning for the 2021/22 fiscal year, Budget 2021 appropriates an additional $1.18 billion for the COVID-19 response and contingencies. This includes additional funds for the ongoing public health and vaccine response, in particular in case of future waves of the pandemic. Our hope is to not have the need for all of this funding, but we remain prepared to utilize these funds as needed to protect Manitobans.

Manitoba’s COVID-19 Vaccine Program

The COVID-19 Vaccines Help Protect Manitobans

This is the largest immunization campaign in the province’s history and the next step in protecting Manitobans from the pandemic. Manitoba prepared and planned for the COVID-19 vaccine deployment by making decisions about priority groups, the logistics of receiving, storing and distributing vaccines, and monitoring and reporting on the immunization campaign. Manitoba also took steps to ensure its vaccination program would be the safest and most effective possible program for Manitobans.

Manitoba is prepared to immunize every adult who wants the vaccine as we wait for more vaccines to be approved and more supplies to be shipped. The prioritization for vaccine eligibility is determined based on health risk, with the guidance of the National Advisory Committee on Immunization.

Vaccination Sites

Manitoba’s first COVID-19 immunization clinic launched on December 16, 2020 and immunized 900 health care workers. Since then, we’ve given more than 120,000 doses of vaccine. The Manitoba government is also partnering with organizations representing Manitoba physicians and pharmacists and their members to prepare for the province’s vaccine rollout of new vaccines once they are approved for use in Canada.

Manitoba has also worked with representatives from the Manitoba First Nations COVID-19 Pandemic Response Coordination Team, in partnership with the Assembly of Manitoba Chiefs, Manitoba Keewatinowi Okimakanak, Southern Chiefs’ Organization, Keewatinohk Inniniw Minoayawin Inc., First Nations Health and Social Secretariat of Manitoba to open a vaccination site in

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Winnipeg to immunize members of priority populations identified by First Nation medical leadership. In addition to the Winnipeg location, vaccines are also being shipped to First Nation communities across Manitoba.

Manitoba’s vaccine delivery is being accomplished through six models to reach as many individuals as possible over the coming year, including:

1.	Pilot Site (Complete): The first model, a pilot site at Rady HSC provided early experience with the vaccine and our effort.

2.

Supersites (Active): In larger urban centres, supersites allow for rapid and large-scale vaccination, for increased speed, greater efficiency and reduced risk of waste and are designed to scale up rapidly as vaccine supply arrives in Manitoba.

3.	Focused Immunization Teams (Active): FITs visit facilities like personal care homes and other congregate living facilities to deliver vaccines where people live.

4.	First Nations (Active): Manitoba allocates doses to First Nations partners to distribute and deliver in their communities.

5.	Immunization Hubs & Pop-up Sites (Active): These sites will reach smaller population centres in rural and Northern areas across the province.

6.	Distributed Delivery (Active): As vaccines become more available and distribution is stable, medical offices and pharmacies can begin to offer the vaccine across the province.

This is the largest immunization campaign in the province’s history and the next step in protecting Manitobans from the pandemic.

Vaccine supply

More than one vaccine is being developed for COVID-19. The first vaccine approved for use in Canada on December 9, 2020 is made by Pfizer-BioNTech. Another vaccine made by Moderna was authorized on December 23, 2020. In total, Manitoba has been told it will receive 228,000 doses of the Pfizer and Moderna vaccines by March 31, 2021. However, over time it is expected we will receive enough vaccine for every Manitoban who wants to be immunized. In total, the federal government has agreements to access seven different COVID-19 vaccines, including Pfizer and Moderna.

The number one limiting factor in administering life-saving immunizations to Canadians is the lack of a secure domestic vaccine supply made here in Canada. To this end, the Manitoba government has agreed to purchase two million doses of a new, Canadian-researched and Manitoba-produced mRNA COVID-19 vaccine currently undergoing clinical trials to ensure Manitobans and Canadians have access to a secure supply of a promising new vaccine to protect them against current and future variants of the virus.

Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy | 47

Federal direct transfers to support the COVID-19 Response in Manitoba

Manitoba and other provinces also partnered with the federal government on a range of programs to support individuals, businesses and the non-profit and charitable sectors. Overall, federal transfers to Manitoba totalled $664 million in 2020/21, primarily through the Safe Restart Agreement, the Risk Recognition Program, enhancements to the Workforce Development Agreement, the Caregiver Wage Support Program, support to Northern Airlines, and through the Safe Return to Class Fund. The federal government’s contribution to Manitoba’s COVID-19 response is approximately 20 per cent of our total three billion dollar commitment.

Program	Amount ($M)

Safe Start Agreement	418

Risk Recognition Program	90

Workforce Development Agreement increase	31

Safe Return to Class Fund	85

Caregiver Wage Support Program	28

Northern Airlines	12

Total	664

Manitoba’s total allocation under the Canada-Manitoba Safe Restart Agreement (SRA) of $417.8 million is categorized across seven priority areas, with six under provincial areas of responsibility, including: Testing, Contact Tracing, and Data Management; Health Care System Capacity; Vulnerable Populations; Municipalities and Transit; Personal Protective Equipment; and, Child Care for Returning Workers. An additional category, Pan-Canadian Sick Leave, is under federal responsibility for delivery. The SRA funding has helped to offset some of the provincial response.

The full federal allocation from the Safe Return to Class Fund of $85.4 million is being distributed to schools. This is in addition to the $100 million provincial commitment announced in 2020. Some of this spending will occur throughout the remainder of the 2020/21 school year, which concludes in June 2021. The province is working with school divisions on the allocation of the remaining funds.

The Workforce Development Agreement funding included a one-time increase of $47 million in 2020/21. Of this funding, $31 million is being used in 2020/21 to support workers and businesses affected by COVID-19 through employment and training supports including micro-credential programs for vaccine administration. Manitoba’s plan includes various pandemic support programs for Community Living and disability Services and Child and Family Services, training for Limited Teaching Permit Holders and Educational Assistants, employment and training for persons with disabilities and the establishment of a long-term recovery fund though the Manitoba Chamber of Commerce to support businesses. The remaining $16 million is being carried forward to 2021/22 to support similar programming and to be available to provide targeted support where necessary in the upcoming fiscal year.

The Caregiver Wage Support Program is cost-shared with the federal government, providing a $5 per hour wage supplement to eligible front-line workers that provided direct patient or residential care to vulnerable Manitobans between November 1, 2020 and January 10, 2021.

The $12 million support program for Manitoba’s Northern Airlines is a partnership between the governments of Canada and Manitoba to ensure air services to remote northern communities continue through the COVID-19 pandemic. The agreement maintains scheduled transportation service to 21 remote communities that rely on air service as the only year-round mode of transportation to ensure the continued supply of food, medical supplies and other essential goods and services.

Manitoba anticipates additional supports from the federal government for hard-hit sectors. Moreover, the need for the federal government to be a bigger partner in health care funding is underscored by the demands COVID-19 has placed on provincial health care systems, as will be discussed in greater detail below.

The Manitoba government partnered with the Federal Government to create the $120 million Manitoba Risk Recognition program which provided a one-time payment of $1,377 after-tax to eligible essential front-line workers who took extraordinary risks to keep Manitobans safe during the period of March 20, 2020 to May 29, 2020 of the COVID-19 pandemic. To implement this program, the federal government provided $90 million, while Manitoba contributed $30 million.

48 | Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy

Protecting Manitobans – Investing in Health Care, Education and Social Services

Budget 2021 continues the government’s actions of protecting Manitobans. Spending on the three largest line departments totalled $1,429 billion more since 2016. This spending is in addition to

COVID-19 related costs.

Manitoba’s investments in health care, education and social services are among the highest among provinces in relative terms. Overall, the combined spending in Manitoba on health care, K-12 and post-secondary education, and social services, is the highest per capita in the country at an estimated $10,448 per person or $14.3 billion in 2019.

Public Sector Health, Education and

Social Services Spending Per Capita, 2019

Source: Canadian Institute for Health Information, Provincial and Federal budgetary documents and Manitoba calculations.

Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy | 49

50 | Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy

Investing in Health Care

Manitoba is already among the highest investing provinces in health care in Canada. Despite the COVID-19 challenges, we continue our work to invest over $2 billion through the Health Care Funding Guarantee to develop innovations in patient care and reduce wait times.

Key elements of the Guarantee include:

•	Expanding Community-Based Newcomer Trauma Services

•	Developing a provincial diabetes prevention strategy (DPS)

•	Better oversight of hip, knee, cataract and ultrasound volumes on a monthly basis

•	Developing a strategy for the prevention of women’s heart disease

•	Expanding Supportive Recovery Housing

•	Expanding Pregnancy and Infant Loss Counselling Services

•	Opening an acute medical sobering facility mental health and addictions unit at Health Sciences Centre

•	Implementing Southern Health – Santé Sud Rapid Access to Addictions Medicine (RAAM) clinic

•	Implementing Community-Emergency Department Violence Intervention Program

Health Transformation

Wave II of Manitoba’s Health Transformation continues despite experiencing delays as a result of COVID-19. The transformation will continue to improve the long-term sustainability of our health system, with better access, consistency and equity of health services. It also continues to guide (previously announced) over $270 million investments in rural and northern healthcare, digital health supports and infrastructure.

Long-term care delivery must be more strongly integrated into the health care system for proper linkages to chronic and acute hospital care services. At the same time, a new Seniors Strategy under consideration must consider how we can provide a broader set of non-clinical health care supports including better community and home care service options.

The Provincial Clinical and Preventive Services Plan (PCPSP) continues to be rolled out and contains three key strategies:

Better Care Closer to Home	Improved Access to Care in the Community and at Home	Coordinated Care to Improve Access and Outcomes

Reconfigure the system by designating facility roles and shift of appropriate resources and competencies	Transform home and community care by redesigning the operating model and building capacity in rural and northern communities	Leading through provincial clinical governance to guide implementation of standards, pathways, improve outcomes

Upon full implementation of the PCPSP it will result in:

Care closer to home:

•	Supporting communities to work together to offer better care and more services closer to home

•	21,000 days of care moved out of Winnipeg and back into local communities

•	Approximately 2,500 fewer trips into Winnipeg for care that can be provided closer to home

Increase in available capacity:

•	90,000 days of inpatient bed capacity freed up

•	50,000+ more visits to support people at home

•	100 per cent consistency in 24/7 Emergency Department availability

•	$100 million+ of capacity realigned to priority service in Mental Health and Addictions, community care, etc.

•	Create 200 new nursing positions filled by 2023 and continue to fill vacancies

•	Continuing to recruit family physicians and specialists in those areas required aligned with the Manitoba Clinical and Preventive Services Plan

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New approaches to service for the future:

•	Strategically investing in modern approaches to connected care, including remote monitoring, consultation, telehealth and health records

•	70,000+ more digital health visits

•	Continuing investment in, and integration of diagnostics, emergency medical services, patient transport, and other support services

•	Improving alignment of public and community health services with the needs of the local population

•	35,000+ more weeks of community and self-management programs

•	800+ patients serviced with remote chronic care monitoring

•	1.3 million Manitobans accessing lab results online

•	800,000 patients with full access to an electronic healthcare record in acute hospitals

•	Continuing to solicit ideas from front line health care service providers through the Front-Line Idea Fund

Highlights of other investments include:

•	The province is investing over $270 million in rural and northern healthcare, digital health supports and infrastructure investment projects and programs over an 18 month period as part of Wave II of the Health System Transformation. The plan will improve local access to health services and meet the needs of communities in areas like prevention, screening and management of chronic diseases.

•	The number of Canadians with cancer is expected to grow by 79 per cent by 2032. Manitoba’s cancer treatment budget will receive an increase of $23 million to drug programs and therapy related to cancer treatments. These treatments will continue to challenge the health budget for many years to come and require significant consideration over the long term for existing and new therapies that come available.
•	An additional $2.7 million will expand capacity to respond to the projected growth of patients with kidney disease. This includes 20 additional in-centre spots, 12 additional home hemodialysis spots and 167 additional spots at Renal clinics

•	The Acute Stroke Unit a new 28 bed unit at HSC, will see its opening in 2021/22 in the former Women’s Pavilion at HSC. The unit will allow patients in Manitoba to receive early intensive rehabilitation therapy. We are also working to expand the renal dialysis capacity at St. Boniface Hospital in Winnipeg. An additional 22 station dialysis units, supporting up to 132 patients is being developed within the Diagnostic Centre of Excellence (DCE) capital building project at the HSC. The total cost of the DCE is $75 million. Substantial completion of this project was planned for September 2020 with an early 2021 opening date.

•	Ongoing committment to increase Primary Care Paramedics with 10 of the 70 commitment targeted to be achieved by 2023.

•	The Fire Life Safety project is underway for Personal Care Homes/Health Care centres across province.

•	Ten additional front line Public Health Inspectors are being added to increase surge capacity and to restore minimum levels of inspection services

•	Government has a mandate to develop a sustainable funding model and achieve the goal of constructing 1,200 personal care home beds by 2025. The Department received a net increase of $9.3 million operating funding for the two new Personal Care Home expansions in Steinbach and Carman. This will add 83 and 40 additional beds in Steinbach and Carman.

•	An increase in funding of $1.3 million for Cadham Provincial Lab for additional staff to continue to detect and monitor outbreaks for sexually transmitted and blood born infections, as well as COVID-19

•	Government is committed to helping families with children who have type 1 diabetes, recognizing the

52 | Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy

many challenges our youngest residents face in dealing with this disease. Manitoba will expand its supports for children and young people living with diabetes by improving coverage for two important diabetes devices. Budget 2021 establishes a new program to pay for the cost of continuous glucose monitoring devices for eligible children and youth under the age of 25. In addition, Budget 2021 increases the age limit of our insulin pump program from age 18 to 25 so that clinically eligible young people with Type 1 diabetes will have access.

Long-term health care funding

Despite record investments in Manitoba’s health care system, growing demand will continue to exert pressure on the province’s finances. In the medium term, the annual health expenditures are expected to increase by 5 per cent across Canada, driven by an aging population, which is anticipated for Manitoba as well.

The pandemic has drawn attention to the systemic challenges associated with long-term care, and the need to make further investments into how and where care is provided, updates to infrastructure, and in the evolving health care and associated workforce.

Given the uncertainty regarding the long-term impact of COVID-19 and the greater pressure from population aging, the health care cost driver related to improved access to care and improvements in health care systems will likely be greater than has been the case historically.

As also discussed under the Federal-Provincial Fiscal Partnership section below, an increase in the Canada Health Transfer to an amount equivalent to 35 per cent of provincial and territorial health expenditures would contribute to giving the provinces and territories the additional financial resources needed to adequately manage health care responsibilities while promoting better fiscal balance in the Canadian federation.

Department of Mental Health, Wellness and Recovery

COVID-19 has resulted in negative impacts on Canadians’ mental health, with many seeing their stress levels double since the onset of the pandemic. Additionally, substance abuse is also on the rise.

It is anticipated that the impact from this pandemic will show serious and long-lasting effects for years to come, with certain people at greater risk of developing more severe mental health difficulties.

Essential workers, COVID-19 survivors, adolescents impacted by school closures and people with pre-existing mental illnesses may see exacerbated mental health and addiction challenges brought on by the pandemic.

These developments will put additional strain on a mental health system, where demand for care has outweighed supply for years. Development of a long-term system-wide response is needed. The response must include a range of mental health and addiction supports, provided not only by the traditional health care system but through a broader whole of government service delivery, leveraging community providers, investing in social supports and Programming, focusing on recidivism in justice and offering education in prevention measures.

This whole-of-government policy and program approach has been devised and is led by a clear and visible focal point via a new ministry of Mental Health, Wellness and Recovery to ensure sufficient attention is paid to these issues and policy and program integration can occur. The following investments will help to further ensure that this government is building on the Improving Access and Coordination of Mental Health and Addictions Services: A Provincial Strategy for all Manitobans (Virgo Report) initiative and taking a holistic approach to mental health, wellness and recovery:

✓	Mental Health and Addictions Services Bilateral Agreement – An increase of up to $1.7 million in support of the previously approved Mental Health and Addictions Strategy, for total funding of up to $23.7 million in 2021/22.

✓	Mental Health – Housing supports – Outside of the Mental Health and Addictions Bilateral agreement funded items, the WRHA continues to see increasing demand for 24/7 community housing for individuals that cannot maintain employment due to diagnosed mental health conditions. In 2021/22, funding will increase by up to $1.7 million for this purpose.

Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy | 53

✓	Teachers’ Idea Fund – $25 million over the next five years to design, test and scale-up effective practices to improve student achievement, engagement, and mental health and wellbeing. In light of recent changes to learning because of COVID-19, program design will be re-imagined to emphasize additional priority areas, such as recovery learning, professional learning, assessment, mental health and wellness, and student engagement and equity.

✓	Safe Emergency (ED) Room Initiative – HSC: an increase of up to $1.1 million for Mental Health and Addictions physician support during evening and weekends as part of the Safe Emergency Department Initiative at the Health Sciences Center. This funding will allow for one MHA physician onsite to admit patients seen in the ED after hours and weekends.

This is in addition to the previously approved $3.9 million to develop a temporary Mental Health and Addictions Reassessment and Observation Unit at HSC ED under the Manitoba-Canada Bilateral Health Funding Agreement to support MHA Services.

✓	Home and Community Care: Digital Health and Diagnostics: an increase of $350 thousand to expand digital resources and enhanced safety and to enable stroke patients to live safely in the comfort of their own home rather than within a hospital or health centre.

Refer to Mental Health, Wellness and Recovery companion document for more information on the new department’s mission to providing a focused approach to recovery and wellness.

Investing in Education

On March 15, 2021, the Manitoba government launched the Better Education Starts Today Strategy, to achieve better outcomes for all Manitoba’s students. The goal of the strategy is to ensure that Manitoba’s students have the most improved performance in Canada within the next five years.

To support the transformation of the Education system, the Manitoba government has provided a funding guarantee, which includes the following commitments:

✓	All savings from the transformation will be shifted to the classrooms, where they are needed most.

✓	Manitoba will move away from funding education through property taxes and make additional investments in education totalling over $1.6 billion over four years.

✓	We will fulfill our promise to build 20 new schools.

Shifting Savings to Classrooms

Currently, Manitoba has among the highest spending per student, yet our student outcomes are at or near the bottom of national and international rankings. Manitoba has the highest number of school divisions and trustees per capita, and spends more on administration than most other provinces. A new provincial governance model will be implemented by July 1, 2022, that will streamline administrative functions while providing strong parental involvement at the school level. Savings resulting from operational efficiencies will be redirected to the classrooms.

Funding for School Divisions

With the initiation of the education property tax elimination, the approach to funding of K-12 education will begin to transform in the 2021/22 school year. School divisions will freeze their property tax revenue at 2020 levels. Manitoba has provided a grant equivalent to $22.8 million to offset the unrealized revenue increase, which advances the Education Funding Guarantee.

In addition, the Manitoba government is committing to an annual increase in education funding totalling over $1.6 billion over 4 years. This includes increased supports for operating costs as well as additional capital spending. Manitoba will continue its historic investment in education capital, expanding the 2021/22 program by over $100 million over and above the existing $160 million in annual funding. Doing so accelerates the delivery of new school builds and major additions, as well as expands the range of capital projects supported by the program.

54 | Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy

Twenty More New Schools Guarantee

Manitoba will continue to deliver on the 20 New Schools Guarantee because these new school sites, alongside the schools now completed for neighbourhoods in Brandon and Winnipeg, are critical to local communities and the future of our province. Six schools are currently open and in use, two are going to tender in the spring of 2021, and four will start to be designed in 2021-22. The remaining eight schools are expected to be designed and completed ahead of the original 10-year commitment.

Investing in Social Services

The Department of Families continues to lead the Province’s poverty reduction strategy. Budget 2021’s commitments to continue this work in the midst of the pandemic is further highlighted in the accompanying Poverty Reduction Paper.

As the pandemic has brought economic disruptions, the government is committed to helping Manitobans regain their livelihood. Manitoba is investing in priority areas that will help empower individuals and families to achieve financial security, and support those in greatest need.

Key investments will be made in the areas of job creation, learning and employment supports, disability income support, modern child care system, supporting youth transition from care, and community-based projects. As the impact of the pandemic is expected to continue into 2021/22, these investments also include the essential supports for the basic needs and protection of low-income and vulnerable Manitobans.

Housing Transformation

The Province is focused on ensuring the most vulnerable get housed. Since April 2019 over 1,700 units have been provided to those that are homeless as well as homeless families fleeing issues. Manitoba has been focused on non-profit partnerships, as we know we can’t solve homeless and housing issue alone. That is why we have made historical investments in housing supports, security and now a rent bank program to help prevent homelessness. Manitoba’s per capita share of social housing is only exceeded by New Brunswick and Newfoundland. The National Housing Strategy

partnership with the federal government will increase Manitoba’s housing supply by 12.4 per cent by the end of the agreement. Additional examples of the Province’s partnerships in action include, the new seniors housing project in Gimli, strategic partnerships with organizations like Habitat for Humanity, Wahbung Abinoonjiiag for women fleeing violence and 270 homelessness emergency shelter beds.

Manitoba Housing and Renewal Corporation (MHRC), directly manages 12,300 housing units, and has partnership agreement for almost 5,000 housing units, and over 4,000 personal care home beds across the province. As part of transformation changes, MHRC will be further integrated into the Manitoba Government to enable continued partnerships and link those most in need with housing and supports. A plan for Manitoba Housing is being developed with the key goal of making social housing more sustainable by conducting a portfolio wide building condition assessment with the Department of Central Services. Manitoba Housing will also continue partnering with non-profits where it makes good sense to do so. The department will also leverage federal funds under the National Housing Strategy to modernize the portfolio. Since 2016, the Manitoba Government has supported the creation of 713 new affordable rental units.

Child care

The Province is making major investments in 2021/22 to improve sustainability of the child care system, create child care spaces and give parents and caregivers more child care options to meet their needs. These investments include:

✓	$2.4 million in ongoing operating grants for 2,992 licensed nursery school spaces as part of the transition to a fair and equitable single funding model for all nursery school programs. As part of the new funding model, 96 nursery school programs (1,674 spaces) will receive an increase to their annual grant amount;

✓	$1.5 million in operating grant funding for 541 licensed spaces including 149 licensed spaces from capital projects which are targeted to open in 2021/22 for a total of over 2,600 new spaces by the way of capital projects receiving funding annually since 2016/17; and

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✓	$95 thousand in operating support for 50 new home-based licensed child care spaces in 2021/22. To date, 225 spaces will have been opened over four years

This is in addition to new programs to expand home and community-based child care, including an $18-million grant program to help early childhood educators begin independently offering child-care services at their homes or in the community, administered by the Winnipeg and Manitoba chambers of commerce. The $18-million grant program includes:

•	an additional $9.5 million into the new Child Care Sustainability Trust for a total of $11.5 million;

•	up to $4 million for workplaces to offer on-site child care services for their employees;

•	up to $1.5 million in grants to home-based child care providers, to enhance their child care spaces, support financial stability and help ensure new spaces;

•	up to $2 million for licensed child care providers to establish satellite locations, which will help support their ongoing operations and physical distancing requirements as part of the COVID-19 pandemic response;

•	up to $750,000 for community organizations to develop more diverse child care options to meet the needs of their families, which could reflect different cultures, languages and accessibility needs; and

•	up to $250,000 to help ensure child care providers participating in these programs can find and retain families to fill available spaces, through a comprehensive marketing plan.

The Province has also committed $4.7 million in new funding to expand the Child Care Centre Development Tax Credit, in order to support the creation of employer-based child care centres for up to 682 children. This is in addition to the over $2-million investment made when the tax credit launched in 2018. Since that time, support has been allocated to four businesses in Winnipeg, Selkirk and Altona to establish child care centres for 260 children.

COVID-19 Response

The Province has worked to provide support for families and workers affected by the pandemic including:

•	Ensuring critical services workers and their children can access child care;

•	Continuing to provide licensed child-care centres with their full operating grants and subsidies;

•	$10 million for a new Pandemic Staffing Support Benefit to help address urgent staffing needs in the disability services, child-care and child welfare sectors;

•	$3 million in personal protective equipment for its sectors including masks, gowns, eye protection, gloves and hand sanitizer;

•	Investing $5.1 million on the Home Nutrition and Learning Program to provide consistent quality meals to more than 4,300 children who are at risk of food insecurity because of the COVID-19 pandemic; and

•	$3.9 million to support isolation units for people experiencing homelessness.

Housing and EIA Transformation

Manioba has made several affordable housing investments including creating 631 new units for Manitobans who need them since 2016.

In 2019, Manitoba signed onto the 10-year National Housing Strategy with the federal government, which invests over $450 million in social housing including over $225 million from Manitoba alone. The funding will help to protect, renew and expand social and community housing, and support Manitoba’s priorities related to housing repair, construction and affordability.

As part of the agreement, Manitoba launched a new Canada-Manitoba Housing Benefit which will provide housing affordability assistance to approximately 3,300 vulnerable Manitobans over the next two years.

Manitoba has allocated $4.22 million in funding in 2020/21 to support the construction of five new affordable housing projects. The province most recently collaborated on the Home First Winnipeg project to build 47 “micro-suites” for Winnipeg’s homeless population.

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Manitoba also invested close to $31 million in renovations, repairs and routine maintenance in housing properties across the province. This investment will include projects such as:

•	refreshing individual units or common areas;

•	life and safety improvements, such as new fire alarms or carbon monoxide detectors;

•	replacing appliances, doors or windows;

•	snow removal, yard work and related work;

•	accessibility improvements;

•	heating, cooling and ventilation projects; and

•	structural upgrades or repairs

Manitoba continues to make significant investments in non-Employment Income Assistance (EIA) Rent Assist for families who need help paying their rent. The non-EIA Rent Assist has more than quadrupled since 2016 – to 54.4 million in 2021/22 from $13.1 million in 2015/16. These increases include an additional $20 million in 2021/22 as part of overall enhancements to the program as part of the government’s reinvestment strategy for the phase out of the education property taxes and related credits and rebates. As a result of this historic investment, depending on household size, income and program category, eligible recipients could expect to see an up to 11 per cent increase in monthly benefits over the course of 2021/22. Manitoba is also providing $1.9 million to pilot three new training and support programs for EIA clients who are single parents or who have multiple barriers to employment.

Investing in Public Safety

In order to improve policing and public safety, the Manitoba Government is increasing resources for the following initiatives as follows:

•	Increasing staffing capacity for the Policing and Public Safety Branch – $1.0 million. The Policing and Public Safety Branch is responsible for a variety of key areas such as but not limited to the First Nations Policing Program; Policing and Public Safety Strategy, Guns and Gangs Strategy,
Rural Crime Strategy; Community Mobilization and Contract Policing. The increase in capacity allows for additional strategic initiatives to be undertaken.

•	Establishment of the Manitoba Criminal Intelligence Centre Branch – ensures that intelligence-led policing initiatives are placed to disrupt criminal activity and reduce/prevent crime.

•	Increase to the Criminal Property Forfeiture Branch of $336 thousand – allows for additional capacity to seize money and assets through criminal property forfeiture that is then ultimately invested in victim’s services, community safety & mobilization initiatives.

•	Citizens on Patrol Program Grant Funding of $110 thousand – volunteer based organization that works to reduce and prevent crime in MB through community patrolling.

Continued Funding of $1.3 million for Restorative Justice Organizations

Recidivism data reported by the December 2016 evaluation of the Indigenous Justice Program (IJP) found that in terms of recidivism, individuals participating in IJP-funded programs are significantly less likely to re-offend than those who were referred but did not participate.

Participants were 43 per cent less likely to re-offend than non- participants after one year and this difference remained substantial at 37 per cent after 8 years, suggesting that in a high proportion of cases, the community-based justice programs are having a lasting positive impact on the lives of those individuals who participated (findings are same for last 3 evaluations).

Addressing the Courts Backlog

With the onset of the COVID-19 pandemic in March of 2020, a significant backlog has been accumulated within the courts system, it sits at about 26 per cent. Without additional resources the backlog would take at least 2 years to address. In Budget 2021, the Department of Justice will be investing up to $2.9 million in order to address the backlog.

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Protecting Incomes – Making Life More Affordable for Manitobans and More Competitive for Manitoba Businesses

The government remains focused on making sure that the overall tax environment is affordable and competitive for Manitobans.

Budget 2021 continues our work from previous Budgets, where we have introduced several tax reduction measures such as implementing the indexation of the Basic Personal Amount and provincial income tax brackets and lowering the sales tax rate from 8 per cent to 7 per cent. In addition, we have removed sales tax on the preparation of wills, on residential and commercial property insurance and on the preparation of personal income tax returns. Probate fees have been eliminated and vehicle registration fees reduced.

Education Property Tax Rebate

Manitoba will begin phasing out education property taxes, as was committed to under the $2,020 Tax Rollback Guarantee, by implementing the Education Property Tax Rebate in 2021.

Manitoba is currently the only Province that utilizes locally-determined municipal school property taxes to fund its education systems. The phasing out of education property taxes will modernize Manitoba’s tax structure and put Manitobans on an equal footing with other provinces that fund education from general revenues.

Since 2016, taxes have been lowered each year, allowing Manitobans to keep more of their hard earned money.

58 | Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy

Approximately $248 million in Education Property Tax Rebates will be provided to owners of approximately 658,000 properties in 2021 as follows:

•

Owners of residential and farm properties will receive a 25 per cent rebate of the school division special levy and the community revitalization levy payable. Residential properties include single dwelling units, condos and multiple unit dwellings. The Education Property Tax Rebate will be based on the school division special levy and community revitalization levy before the Education Property Tax Credit Advance.

Property owners that receive the Education Property Tax Rebate on the community revitalization levy that also receive the tax increment financing grant will have their grant reduced by the amount of rebate.

•

Owners of other properties (such as commercial, industrial, railway, institutional, pipelines and designated recreational) will receive a 10 per cent rebate of the total of both the school division special levy and the education support levy payable.

Properties that are exempt from education property taxes or that pay grants in lieu or payments in lieu of taxes are not eligible for the Education Property Tax Rebate.

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Property owners will continue to pay education property taxes but will receive the Education Property Tax Rebate cheque in the same month (or earlier) that municipal property taxes are due. No application will be necessary by property owners as the Education Property Tax Rebate will be automatically sent by the province.

Existing education property tax offsets including the Education Property Tax Credit and Advance, Seniors School Tax Rebate, Seniors Education Property Tax Credit and Farmland School Tax Rebate will be proportionately reduced by 25 per cent in 2021.

  TAX CREDIT AND REBATE AMOUNTS

	2020	2021

Education Property Tax Credit and Advance	Up to $700	Up to $525

Seniors School Tax Rebate	Up to $470 Minus 2.0% on family net income over $40,000	Up to $353 Minus 1.5% on family net income over $40,000

Seniors Education Property Tax Credit	Up to $400 Minus 1.0% of family net income	Up to $300 Minus 0.75% of family net income

Farmland School Tax Rebate	Up to 80% of school tax to a maximum of $5,000	Up to 60% of school tax to a maximum of $3,750

THE 2021 EDUCATION PROPERTY TAX REBATE COST SUMMARY

Education Property Tax Rebate Amount		$248.5 Million

Proportional Reduction in Tax Credits and Rebates		-$96.5 Million

Net Cost		$151.0 Million

The following illustrative examples demonstrate the tax savings for residential, farm and business properties:

Example 1: A 25 per cent reduction for a residential property in 2021.

Example of a Residential Property with $1,700 in School Division Special Levy

Source: Manitoba Finance

Example 2: A 25 per cent reduction for a farm property in 2021.

To obtain the Farmland School Tax Rebate, farmers will have to continue to apply.

Example of a Farm Property with $5,600 in School Division Special Levy

Source: Manitoba Finance

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Example 3: A 10 per cent reduction for a business property in 2021.

Example of a Business with

$11,000 in Education Property Taxes

Source: Manitoba Finance

SUMMARY OF 2021 NET SAVINGS FOR THE RESIDENTIAL, FARM, AND BUSINESS PROPERTIES ILLUSTRATIVE EXAMPLES

Residential Property (Single Detached Home) Savings	$250

Farm Property Savings	$280

Business Property Savings	$1,100

The phase-out will include a 2020 education property tax freeze.

The goal of this initiative is to completely phase out education property taxes for all property owners. The different rebate percentages between residential and farm properties (25 per cent) and other properties (10 per cent) in 2021 is due to:

•	The significant business tax measures included in Budget 2021, including enhancements to the Health and Post-Secondary Education Tax Levy as well as enhancements and extensions to various business tax credits.

•	The broad-based and accessible business support programs in response to COVID-19 that included funding commitments of almost $500 million.

•	Education property tax is a tax deductible expense for business.

Landlords of residential buildings, and not tenants/ renters, will benefit from the 25 per cent Education Property Tax Rebate. To account for this fact and for the 25 per cent proportional reduction in the education property tax offsets, Manitoba will set the annual rent guidelines at 0 per cent for 2022 and 2023. If material improvements are made to a property, landlords will still be able to apply for an above-guideline rent increase. The Education Property Tax Rebate amount received by landlords will be considered prior to approving an above-guideline rent increase.

Using a 1.6 per cent increase for comparison purposes, monthly rent of $1,200 would remain at $14,400 annually in 2022 versus $14,630. The illustrative example below demonstrates that the savings from setting rent guidelines to 0 per cent will offset the reduction in the education property tax credit and protect renters with a net cost decrease.

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Example Comparing 2022 Rent Amounts

Source: Manitoba Finance

Funds from the reduction of the education property tax credit and other property tax offsets available to renters will be reinvested to enhance the non-Employment Income Assistance Rent Assist for families that need help paying their rent.

The phasing out of education property taxes will not impact Manitoba’s efforts to transform its education system into a modern, responsive and ambitious system that is classroom focused, student centred and parent friendly, or on its commitment to provide a guaranteed increase of over $1.6 billion more in education funding over the next four years.

Our government intends to increase the Education Property Tax Rebate to 50 per cent of education property taxes on residential and farm property in 2022. Future increases to rebate amounts will be reviewed as part of future year budgets, including increases for other properties.

Removing Important Services from the Sales Tax Base

We continue to reverse tax increases introduced by the previous administration. In addition to rolling back their sales tax rate increase, we have reversed their decision to expand the sales tax base by removing the sales tax on the preparation of wills, home insurance and the preparation of personal income tax returns in 2020.

Budget 2021 will continue these efforts by removing sales tax from personal services such as hair services,

non-medical skin care and aesthetician services, body modifications and spa services, effective December 1, 2021

Sales tax will continue to apply to tanning services provided by a device that uses ultraviolet radiation.

Meeting our $2,020 Tax Rollback Guarantee

During the last election we promised to return $2,020 to Manitoban households over the next four years. Promise made, promise kept.

The savings to taxpayers will accumulate over time to reach, and then exceed, our rollback target. As a result of the cut to the sales tax rate, the indexing of the Basic Personal Amount and personal income tax brackets, removing unnecessary taxes on important services, the elimination of probate fees, and commencing the elimination of education property taxes, Manitobans are saving more of their hard-earned tax dollars.

We have kept our promises and are meeting all of our commitments under the $2,020 Tax Rollback Guarantee, as follows:

Tax Measure	Implementation Date

Indexing of Basic Personal Amount and Personal Income Tax Brackets	January 2017

Retail Sales Tax Rate Reduction from 8% to 7%	July 2019

Retail Sales Tax Exemption – Preparing Wills	January 2020

Vehicle Registration Fee Reduction	Starting July 2020

Retail Sales Tax Exemption – Home Insurance	July 2020

Retail Sales Tax Exemption – Preparing Personal Income Tax Returns	October 2020

Elimination of Probate Fees	November 2020

New in Budget 2021:

Retail Sales Tax Exemption – Personal services	December 2021

Phasing out of education property taxes	Starting 2021

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$2,020 Tax Rollback Guarantee Savings

Source: Manitoba Finance

Annual Impact of Indexation

The Basic Personal Amount (BPA) is a non-refundable tax credit that every Manitoba resident is entitled to claim on their income tax return. Manitoba legislated the indexing of the BPA and personal income tax brackets to the rate of inflation beginning in 2017.

It will increase from $9,838 to $9,936 in the 2021 tax year. Since 2016, the BPA has increased by $802 from $9,134 to $9,936.

In 2020, indexing the BPA removed an estimated 3,300 low-income Manitobans from the tax rolls and, along with the indexation of the income tax brackets, saved all residents more than $34.0 million. In 2021, indexation will remove an additional 1,530 Manitobans from the tax rolls and save all residents an additional $16.0 million. These savings will continue increasing at the rate of growth in the consumer price index, meaning more Manitobans will be removed from the tax rolls and that taxable Manitobans are able to keep more of their income.

BASIC PERSONAL AMOUNT AND MANITOBANS REMOVED FROM TAX ROLLS, 2017–2022F, PROVINCE OF MANITOBA

Tax Year	Basic Personal Amount	Manitobans Removed From Tax Rolls (Year-over-year)	Manitobans Removed From Tax Rolls (Cumulative)	Indexation Factor

2017	$9,271	2,150	2,150	1.5%

2018	$9,382	1,750	3,900	1.2%

2019	$9,626	3,800	7,700	2.6%

2020	$9,838	3,300	11,000	2.2%

2021	$9,936	1,530	12,530	1.0%

2022[f]	$10,075	2,170	14,700	1.4%

f – Forecast and subject to change

Approximately 11,000 low-income Manitobans
have been removed from the tax rolls since the implementation of indexation.

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$145.4 Million Savings to Manitobans from Indexation

Source: Manitoba Finance

Vehicle Registration Fees

Vehicle registration fees will be reduced by a further 10 per cent starting with renewals after June 30, 2021. This reduction follows a 10 per cent reduction announced in

Budget 2020 and is part of our government’s commitment to roll back the increase to vehicle registration fees by 30 per cent by 2023. These two consecutive 10 per cent reductions result in total savings of $30 million a year to Manitobans.

The vehicle registration fee reduction applies to non-commercial vehicles, including passenger vehicles, trucks, trailers, motorcycles/mopeds, and off-road vehicles.

This $30 million in savings is in addition to the two Manitoba Public Insurance rebates issued in May 2020 and January 2021, which totaled almost $180 million in savings.

Leveling the Playing Field for Local Business

Protecting jobs and supporting local business has never been more important. E-commerce sales continue to grow, and many of these e-commerce sales are made from out of province suppliers. The following chart shows the estimated exponential growth of e-commerce retail sales.

Estimated Growth of E-commerce Retail Sales (Manitoba)

Source: Manitoba Finance

Manitoba will modernize our tax system to help ensure our local businesses are competing on a level playing field with their online competition.

Budget 2021 will implement the following changes, effective December 1, 2021:

•	Online marketplaces will be required to collect and remit sales tax on the sale of taxable goods sold to Manitobans on their electronic platforms.

64 | Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy

•	Online accommodation platforms will be required to collect and remit sales tax on the booking of taxable accommodations in Manitoba.

•	Streaming service providers will be required to collect and remit sales tax on the sale of their audio and video streaming services to Manitobans.

British Columbia, Saskatchewan, Quebec, and the federal government (GST and HST) have or will be taxing these e-commerce measures by the end of 2021. Alberta has also required that online accommodation platforms collect their provincial tourism levy.

Further Small Business Payroll Tax Reductions

Budget 2021 continues our efforts to support small business by increasing the Health and Post-Secondary Education Tax Levy (commonly called the “payroll tax”) thresholds. The Health and Post-Secondary Education Tax Levy is a tax imposed on remuneration that is paid to employees by companies with a permanent residence in Manitoba. Too many small businesses are paying payroll tax, which penalizes those who can least afford it, and discourages entrepreneurship and investment. Effective January 1, 2022, the exemption threshold is raised from $1.5 million to $1.75 million of annual remuneration. In addition, the threshold below which employers pay a reduced rate is raised from $3.0 million to $3.5 million.

The new higher thresholds will benefit approximately 1,100 Manitoba employers, including exempting approximately 240 Manitoba employers.

Increased Total Yearly Remuneration Limit	Estimated Number of Employers	Estimated Average Savings per Employer

Small businesses becoming tax exempt	240	$ 5,400

Small businesses employers paying less tax because of the increase in tax thresholds	860	$ 9,725

Totals	1,100	n/a

These changes further build upon the increase in the thresholds made in Budget 2020 and combined with the Budget 2021 announcement will save Manitoba businesses over $18 million annually.

Protecting Manitoba’s Film and Video Production Sector

Recognizing the significant impact that the pandemic has had on the film and video production sector, Budget 2021 will temporarily adjust the calculation of the frequent filming bonus to “stop the clock” for two-years. All companies that were eligible for the bonus on March 31, 2020 will have that status remain in effect until March 31, 2022, at which point their frequent filming status resumes. For those production companies that continue to produce, their time period will advance as normal so as to not disadvantage them.

As part of the Cost-of-Salaries Tax Credit, Manitoba Producers that produce three or more productions in a two year period are eligible for a frequent filming credit bonus of 10 per cent.

This change builds upon our continued support for this important sector of our economy and creative community, which has included making The Film and Video Production Tax Credit permanent in Budget 2019 as well as enhancements to the Cost-Of-Production Tax Credit in Budget 2020 with the creation of the Manitoba Production Company Bonus of eight per cent.

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Growing Manitoba’s Digital Media Sector

Manitoba’s media sector is burgeoning and Budget 2021 continues our support to this creative industry. The Interactive Digital Media Tax Credit will be enhanced as of the 2021 tax year by eliminating the tax credit’s expiration date and expanding its eligibility to allow add-on activities, such as downloadable content, on-going maintenance and updates, and data management and analysis that are complementary to the main products being developed. These add-on activities now form an important part of the overall work done by these companies.

Supporting Access to Capital

To help Manitoba companies raise equity, Budget 2021 is enhancing the Small Business Venture Capital Tax Credit. Effective as of the 2021 taxation year, these enhancements include increasing an investor’s maximum eligible investment from $450,000 to $500,000 and increasing the maximum tax credit claimable against Manitoba income tax in a given year from $67,500 to $120,000.

These enhancements make Manitoba’s tax credit more competitive with similar tax credits in other provinces and is intended to encourage investment in Manitoba businesses.

Renewing Expiring Tax Credits

Budget 2021 announces extensions to the Cultural Industries Printing Tax Credit and the Community Enterprise Development Tax Credit, recognizing the important economic and cultural value that these industries provide to Manitoba.

In addition, Budget 2021 will remove the expiration date from the Book Publishing Tax Credit, thereby making it permanent.

Supporting our Teachers

Effective as of the 2021 tax year, Manitoba will introduce a new tax credit that will apply to purchases of eligible teaching supplies made by educators that are not reimbursed by their employer. The new Manitoba credit will be 15 per cent refundable for up to $1,000 in supplies ($150 maximum refund) and will parallel the existing federal Eligible Educator School Supply Tax Credit.

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Investing in the Recovery –

Manitoba’s Economic Growth Strategy

Focus on Economic Growth

Economic growth remains at the centre of our plan for a stronger, more prosperous Manitoba. Manitobans recognize that a stronger economy will allow for improvements in the services and programs most important to Manitoba families, while also repairing the state of the province’s finances.

While 2020 had a strong start, with Manitoba logging the best employment growth in recent memory, the management of the impact of the COVID-19 pandemic –both on the health of Manitobans, and on the province’s economy – has been at the forefront of the Manitoba government’s efforts throughout the past year. The government has worked tirelessly to protect the health of its citizens and to develop programs and initiatives to help Manitobans cope with, and recover from, the impacts of the COVID-19 pandemic.

Notwithstanding the significant efforts directed toward managing the pandemic, Manitoba has continued to work to implement recommendations of the Economic Growth Action Plan that launched in December 2018. The Manitoba Economic Development Office (EDO) has worked collaboratively with our regional and strategic partner organizations to further trade, investment attraction and other economic growth initiatives. Last year, the seventh partner organization, Rural Manitoba Economic Development Corporation, was established. Over 2020, the Manitoba business community became very familiar with the EDO and our partner organizations, particularly as they were engaged to liaise with and assist businesses throughout the COVID-19 pandemic.

A critical element of the Economic Growth Action Plan is ensuring that Manitoba’s workforce has the skills required to support industry expansion and economic growth.

Manitoba has worked to develop a Skills, Talent and Knowledge Strategy whose aim is to better align the province’s post-secondary system, skills training and immigration programs with the workforce needs of Manitoba industry. It will support an improved post-secondary education system and partnerships to improve student outcomes, job creation and retention, aligned to an ever-changing competitive labour market.

In October 2020, the Manitoba government, along with the province’s public post-secondary institutions, welcomed a report by the Office of the Auditor General to help guide efforts to shape the province’s post-secondary education system. The OAG report aligned well with the observations and objectives within Skills, Talent and Knowledge Strategy.

Manitoba’s food and agri-product processing continues to grow, with over $2 billion invested by new and existing Manitoba processors since 2016. Our government continues to invest in Manitoba’s growing food and agri-product processing sector as this sector is one of the

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key drivers of growth in Manitoba. Recent investments include:

•	Roquette Pea Protein Manufacturing Plant

•	Avena Food Pulse Flour Processing Facility

•	Nutri-Pea Proteins Starches and Fibers Production

•	Edibles and Infusion Facility

•	BioScision Pharma’s Cannabinoid and Hemp Fibre Plant

•	Paterson Global Foods’s Oat Processing Plant

•	Maple Leaf’s Bacon Plant

•	Simplot Potato Plant

The pea protein market in North America represents 39 per cent of global demand and is expected to grow by 12 per cent per year from USD$254 million in 2019 to USD$566 million in 2026. Following the September 2019 launch of the Manitoba Protein Advantage, the province’s sustainable protein strategy, several new actions were taken over the course of 2020.

•	In January 2020, the Manitoba Protein Consortium was created to provide leadership on strategic projects and to advance the implementation of the protein strategy.

•	In August, the governments of Canada and Manitoba announced support of up to $2.5 million cost-shared funding under the Canadian Agricultural Partnership program to support new technologies in Merit Functional Foods’ new state-of-the-art plant protein production facility in Winnipeg.

•	In September, the governments of Canada and Manitoba announced funding of up to $100,000 to the University of Manitoba, for development of a new Protein Research Strategy and the establishment of a research chair. The research strategy will enable Manitoba to better capitalize on untapped market potential, investment opportunities and innovation.

•	In December, the Manitoba government issued a request for proposals to review the current Crop
Diversification Centre model, to identify options for a renewed vision that supports innovation in agriculture. The study is anticipated to take approximately six months to complete. The diversification centres support the province’s mandate to provide leadership in accelerating innovation, increasing agri-food exports, and diversifying markets.

•	In January 2021, the governments of Canada and Manitoba announced support, through the Canadian Agricultural Partnership, to help agri-processors and industry service providers to expand their market presence.

Supporting Sport, Culture and Heritage

The sport, culture and heritage sectors have endured among the biggest impacts from COVID-19 given the restrictions on public gatherings. Manitoba and other levels of government provided supports to the non-profit and charitable entities in these sectors throughout the pandemic and will continue to engage with the many stakeholders to ensure they are part of a successful recovery. Our government’s approach, as outlined in the 2019 Our Way Forward: Manitoba’s Culture Policy and Action Plan, will help guide us in this effort.

Film and Digital Media

In consideration of the value of Manitoba’s cultural industries, Budget 2019 reaffirmed the permanent status of the Film and Video Production Tax Credit.

Budget 2020 announced enhancements to the tax credit and made it permanent to encourage private-sector investment in permanent film infrastructure and attract more animation, visual effects and post-production companies to the province. The improvements were based on input from the Manitoba Film and Video Production Tax Credit Working Group. The province continues to build momentum, with the media production industry recently attracting two companies to open offices in Manitoba.

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Toronto-based Urban Prairie Post, and Los Angeles-based The Cartel, have both opened operations in Winnipeg.

Working closely with Manitoba film and television stakeholders, Manitoba was able to ensure production proceeded safely during the pandemic. More than 30 productions, employing thousands of Manitobans, were filmed in the province between June and the end of 2020. Government has engaged with leaders in the arts sector through town halls, round tables and consultations done through our Major Agencies and sector partners to identify the needs of the sectors as we navigate the challenges of the pandemic and to support the sectors as they plan for recovery.

Safe at Home Manitoba Grant Program

On December 7, 2020, the Safe at Home Manitoba Grant Program was introduced to help Manitobans enjoy active, engaged lives during a period of critical level restrictions in our communities. The program provided $5 million to over 300 projects that created fun, accessible and engaging activities for Manitobans to enjoy for free, safely from their homes or outdoors. Projects ran from December to March and were presented by artists, non-profits and local businesses in all regions of Manitoba. The Safe at Home Manitoba Grant Program has helped to improve Manitobans’ quality of life and has provided much needed resources and support to businesses and organizations during the pandemic.

Manitoba Centennial Centre Corporation (MCCC) and Le Centre culturel franco-manitobain (CCFM)

MCCC is a crown corporation with a legislated mandate to support culture and the arts in the province for the benefit of all Manitobans. CCFM is a crown agency with a legislated mandate to respond to the cultural needs of Manitoba’s French-language community. In recognition of the vital role both the Manitoba Centennial Centre Corporation and Le Centre cultural franco-manitobain have in supporting the arts and cultural sector and of the tremendous challenges COVID-19 has posed to both organizations; the Government of Manitoba has advanced one-time extraordinary support of $1 million to MCCC and $300,000 to CCFM.

Emergency Stabilization for the Arts and Culture Sector

Government also invested up to $6 million in one-time funding in 2020/21 to support areas of the arts and culture sector severely impacted by COVID-19 related facility closures, programming and events cancellations, and significant loss of revenues and jobs.

Funding was allocated to Manitoba Arts Council (MAC) and Manitoba Film and Music (MFM) for distribution to eligible organizations. The funding supports the sustainability of Manitoba’s arts and culture organizations through the pandemic and builds resilience in organizations to support the safe restoration of services and activities.

Growing Small and Medium-sized Business

Broader cross-sector supports developed in 2019 were implemented in 2020, to encourage small and medium-sized enterprises to invest in development and commercialization of innovative new products and to attract capital investments.

The new Innovation Growth Program had three intakes in 2020, announcing total support of $1.4 million to 19 companies. Together, these companies project approximately $115 million in exports and the creation of over 600 new jobs, over five years.

In May, the province unveiled the Manitoba Works Capital Incentive, a new approach to tax increment financing that levers incremental education property tax rebates to stimulate economic growth and job creation. The program supported the construction of the first large-scale greenhouse in Manitoba by Vermillion Growers. The high-tech hydroponic commercial greenhouse development in Dauphin will be designed for vegetable production.

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Manitoba Works

Tied to the Economic Growth Action Plan, the Manitoba Works Jobs Plan set an ambitious goal to enable the creation of 40,000 jobs across Manitoba over four years. Early 2020 saw a strong start toward this goal with approximately 6,500 more Manitobans working in January than the month prior – the province’s largest month-over-month increase in more than a decade. That was followed by a further increase of 3,200 in February.

In March, the first cases of COVID-19 in Manitoba were confirmed. To protect the health and safety of all Manitobans and reduce the spread of COVID-19, public health orders restricting public gatherings and travel were implemented in late March.

The eventual economic and social restrictions across Canada had a significant impact on employment. In Manitoba, total employment fell by 89,500 jobs between February and April. However, by October, total employment had risen by 75,800, making Manitoba second among provinces in total employment recovery. Unfortunately, in November, Manitoba’s COVID-19 case count began to rapidly increase, necessitating a second round of province-wide restrictions on public gatherings. As a result, total employment decreased by 24,700 over the final two months of 2020. The Economic Highlights and Outlook section provides additional context on the impact of the pandemic on jobs in Manitoba.

While COVID-19 will remain for the foreseeable future, the rollout of new vaccines gives new hope that the potential for a return to stability and growth lies ahead.

Looking Ahead: 2021 and Beyond

To recover from the massive change and economic disruption of COVID-19, and to emerge stronger than before, Manitoba needs bold and innovative ideas. In May 2020, the provincial government established the

Premier’s Economic Opportunities Advisory Board to chart a course for Manitoba’s economic recovery and renewed growth. The Advisory Board is actively engaged in developing recommendations for the above to restart our economy. In the October 2020 Throne Speech, this board of accomplished private and public sector leaders was given two specific deliverables. They were asked:

•	to recommend a new, independent, private sector- led economic development agency to attract investment and promote international trade for Manitoba.

•	to examine the need and role for a provincial venture capital investment fund to give Manitoba businesses better access to innovative financing to bridge established private investment capital sources.

Additionally, in January 2021, the provincial government announced a departmental reorganization that created a new Department of Advanced Education, Skills and Immigration. These portfolios had previously been housed within Manitoba Economic Development and Training, consistent with the Economic Growth Action Plan’s unified approach to economic development policy and programming.

Feedback from Manitoba businesses has consistently underlined the importance of a skilled, adaptive and growing labour force for Manitoba’s economic recovery and growth. Under Economic Development and Training, this feedback resulted in the development of the Provincial Skills, Talent and Knowledge Strategy, which emphasizes stronger alignment of post-secondary institutions and immigration programming with the Manitoba labour market. The creation of the Department of Advanced Education, Skills and Immigration is the next step in implementing the strategy, with the dedicated oversight and resources of a new stand-alone ministry.

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In May 2020, the provincial government established the Premier’s Economic Opportunities Advisory Board to chart a course for Manitoba’s economic recovery and renewed growth.

Economic Recovery – A Collaborative Approach

The COVID-19 pandemic has impacted every community, business, organization and person across the province. The entire world is entering into what is expected to be a long-term cycle of post-pandemic rebuilding. Protecting Manitobans underlies all efforts to recover and rebuild the economy. These unprecedented times have resulted in both challenges that have been overcome and opportunities to rebuild a stronger, resilient and sustainable economy.

Throughout the pandemic, partner organizations have pivoted to respond to the impacts COVID-19 has had on the business community. Many organizations have supported businesses since the beginning of the pandemic with initiatives such as development of online toolkits and resources, sourcing PPE and delivery of support programs.

Weekly input and feedback from organizations representing tens of thousands of workers and every corner of the province helped inform many difficult decisions to balance health care infrastructure constraints and the economy. Over sixty meetings have been held to date during the pandemic to discuss pertinent issues and local impacts of COVID-19.

A coordinated approach to economic growth, with regional collaboration, is more important than ever. In fiscal year 2021-22, Manitoba will fulfill its October 2020 Throne Speech commitment to establish a new, private sector-led economic development agency. Grounded in recommendations from the Premier’s Economic Opportunities Advisory Board (PEOAB), the new agency will provide a ‘concierge’ service—acting as a single window for businesses and investors pursuing major economic development projects in all sectors and across all regions of the province. This will include attracting foreign and domestic investment, local business development and expansion, trade promotion and talent recruitment.

Working collaboratively, strategies will draw on Manitoba’s strengths to rebuild the economy and reposition Manitoba for growth. Together with business, industry and stakeholders, Manitoba is positioning for bold economic recovery.

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MANITOBA INITIATIVES TO SUPPORT ECONOMIC RELIEF AND RECOVERY FROM IMPACTS OF COVID-19

The first cases of COVID-19 in Manitoba were confirmed in March. Shortly thereafter, a province-wide state of emergency was declared under The Emergency Measures Act to enable the province to respond to the COVID-19 pandemic. Also announced at that time were the first of what would become several public health orders to protect the health and safety of all Manitobans and reduce the spread of COVID-19.

Over the past year, Manitobans have faced a pandemic that has affected the entire globe. The government of Manitoba has worked tirelessly to protect the health of Manitobans during this time. It has also worked to support the health of our economy, which like economies around the world, has been profoundly impacted by COVID-19.

The Manitoba government responded by developing support programs to help businesses cope with and recover from the impacts of the COVID-19 pandemic. The province responded strategically, working to help Manitobans take full advantage of federal programs, while creating provincial supports to dovetail with federal programs. Since the outset in March 2020, Manitoba has relied on input from frequent and regular discussions with business stakeholders to help shape its economic response to the pandemic.

The province has committed approximately $490 million in COVID-19 supports to Manitoba businesses in the 2020-21 fiscal year, through a suite of relief and recovery programs that includes grants, conditional non-repayable loans, targeted wage subsidies, rent supports, deferred fees and interest, rebates, infrastructure spending as well as non-financial support.

Key programs have included:

•  The Manitoba Bridge Grant, which provided a 15,000 grant to eligible Manitoba businesses that were required to fully close their premises to the public as a result of COVID-19 Prevention Orders in effect as of November 12, 2020 or any revisions to those Orders;

•  The Manitoba Gap Protection Program, which offered a non-interest-bearing forgivable loan of $6,000 to small and medium-sized businesses who were not eligible for federal programs;

•  Wage subsidies, including the Back to Work in Manitoba Wage Subsidy Program, the Summer Student Recovery Jobs Program, and others;

•  $8 million for the Hospitality Relief Sector Program to provide financial relief to Manitoba’s accommodation and tourism sector;

•  Commercial rent assistance under the Canada Emergency Commercial Rent Assistance program;

•  Removal of retail sales tax on property insurance premiums; and

•  Rebates from the Workers Compensation Board and Manitoba Public Insurance.

•  Support for the heavily impacted restaurant sector.

Support has also included funds of up to $50 million for the Manitoba Chambers of Commerce and Economic Development Winnipeg to develop a detailed plan for long-term recovery funding.

Additionally, through the Manitoba Restart Capital Program, the province allocated up to $500 million in infrastructure investment to restart Manitoba’s economy.

Beyond these initiatives, Manitoba also successfully advocated to the federal government for improvements to the Canada Emergency Wage Subsidy and the Canada Emergency Commercial Rent Assistance Program, as well as for the creation of a national paid sick-leave program.

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Strategic Infrastructure

The Province of Manitoba remains committed to over $1.2 billion in annual investments in infrastructure and amenities, including investments in roads and bridges, water wastewater infrastructure, health care facilities, K-12 schools, affordable housing, public buildings and information technology. Maintenance and renewal of infrastructure provides continuity of essential and safe amenities to residents, businesses and the economy of Manitoba.

Ensuring accountability for these significant infrastructure investments, we continue to improve governance and rigorous processes that also achieves efficient and sustainable outcomes.

In 2019, the Department of Central Services was created to provide centralized coordination, negotiation, procurement and delivery of capital infrastructure, in part, by administering several major multilateral funding arrangements with the Government of Canada, municipalities, Indigenous groups, and other key partners from the not-for-profit and private sectors. The major multilateral arrangements under their responsibilities include those under the Investing in Canada Infrastructure Program (ICIP), the Building in Canada Fund, the Provincial-Territorial Infrastructure Fund (PTIF), the Disaster Mitigation Adaption Fund (DMAF), and the Federal Gas Tax Fund (GTF).

Strategic capital projects supported by Federal and Provincial government partnerships, provide funding to protect our natural environment; enhance community, culture, and recreational engagements across the province; improve public transit; support municipal development; and protect against natural disasters such as floods and wildfires.

On a continuum to boost the economy as a result of COVID-19, Restart Manitoba invests in infrastructure maintenance and renewal projects for another fiscal year.

This additional injection of over $150 million keeps Manitobans working and businesses operating.

COVID-19 led to some project delays in our Budget 2020 commitments, but many projects were advanced and government is on track to exceed the $1.2 billion level for this fiscal year.

2021/22 Strategic Infrastructure Plan

Per Cent and Dollars

Source: Manitoba Finance

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For 2021/22, our investments continue at sustainable levels at $2.1 billion. Investments include over $400 million in highways and airport infrastructure, nearly $300 million in health infrastructure, and nearly $70 million in housing. We are also spending over $415 million on education-related infrastructure, including new schools.

We are also committed to flood protection through the Lake Manitoba/Lake St. Martin channel project – a significant project requiring federal partnership. We are improving our environment by cleaning up Lake Winnipeg and supporting the upgrade to the North End Winnipeg Sewage Treatment Plant. The Restart Manitoba suite of infrastructure projects continues in Budget 2021, including both core and municipal projects.

STRATEGIC INFRASTRUCTURE COMMITMENTS
	Budget 2021	Budget 2020 (Restated)*

Roads, Highways, Bridges and Flood Protection

Highways Infrastructure and Airport Runway Capital	404,139	356,054

Manitoba Restart Capital Program	107,106	17,450

Maintenance and Preservation – Highways	124,093	123,591

Lake Manitoba Outlet Channel	101,000	101,000

Water Related Infrastructure	30,900	30,900

Transportation Capital and Equipment	7,219	10,755

Maintenance and Preservation – Water	12,020	11,544

Buildings, Equipment & Technology	191,645	188,005

Health, Education and Families

Health	294,029	294,702

Education	415,089	300,477

Families	67,341	77,787

Other Infrastructure

Municipal Grants	137,000	136,900

Manitoba Restart Capital Program	46,530	237,529

Northern Affairs Communities	3,797	3,797

Efficiency Manitoba	63,029	55,039

Other Reporting Entities	24,489	20,806

Crown Corporations

Manitoba Liquor and Lotteries	65,769	56,645

Manitoba Public Insurance Corporations	64,393	58,689

Total Strategic Infrastructure	2,159,588	2,081,670

*Estimated budget restated to include Highways carry over, Manitoba Restart and Efficiency Manitoba

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Indigenous Relations

and Northern Development

Advancing Indigenous Peoples Health and Well-being

Several programs and services are directed at improving the health and general well-being of Indigenous Peoples and communities in Manitoba, ranging from critical infrastructure projects and health care programs, to initiatives that address food insecurity.

Key highlights include:

•	Completion and opening of Shoal Lake 40 Freedom Road in the summer of 2019. The road provides year-round, all-weather access to the community and improves the accessibility of essential goods and services, eliminating risks of access over water and ice.

•	A variety of government actions to address unsafe drinking water in Northern Affairs communities (including purchase of back-up generators and water treatment plant upgrades). This has led to the reduction of 23 short term Boil Water Advisories (BWA) since April 1, 2020. The BWAs ranged from five days to 47 days with an average of fifteen days.

•	The announcement of a pilot project to provide fresh healthy foods to families with school aged children in multiple sites throughout the province. Learning resources were included with the food to facilitate nutritional education.

•	Manitoba’s Northern Healthy Foods Initiative (NHFI) programming supports local and regional projects that contribute to the development of culturally relevant, healthy food systems, while improving the health and well-being of Indigenous peoples and communities. The NHFI increases access to food by working with Northern and Indigenous communities.
•	Ongoing commitments to the implementation of various public health measures aimed at flattening the curve with respect to COVID-19. A variety of steps have been specifically focused on stemming the tide of COVID-19 in the north, including mandating northern travel restrictions on two separate occasions and regular engagement with Indigenous and northern leadership to ensure that critical information is disseminated in a timely and effective way.

•	Every year since 2017, the Department of Indigenous and Northern Relations provides grant funding to Indigenous organizations/collectives for Missing and Murdered Indigenous Women and Girls Awareness Day commemorative events.

Focus on innovative partnerships that increase Indigenous participation and opportunities in Manitoba’s economy, and advance reconciliation.

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Advancing Indigenous Economic Development

Government continues the important work of addressing the historic disparities in economic development of Indigenous peoples and communities and other Manitobans through several economic development activities, notably under Manitoba’s Look North Strategy.

Key highlights of this work include:

•	Government support for a highly innovative forestry management model in a joint venture between Nekote and Canadian Kraft Paper Industries to establish Nisokapawino Forestry Management Corporation that will share in the responsibility of managing the resources in Forest Management.

•	Manitoba established a first-of-a-kind ‘option license’ with a First Nation Consortium including Brokenhead, Sagkeeng, Hollow Water and Black River, to explore forest industry development and potential investors to renew the area’s Crown forest while advancing economic development opportunities.

•	Manitoba established a Mineral Development Protocol with First Nations to provide stable and predictive consultation processes and ensure that First Nations are active partners in all phases of mineral development, to create and share in the benefits of growth.
•	In line with the recognition that local ownership and operations of community airports provides significant economic opportunities and benefits that help strengthen northern Manitoba and its communities, Manitoba resumed discussions with First Nations to transfer ownership of northern airports to establish a First Nations-led Northern Airport Authority.

•	Manitoba continues to support the establishment of Indigenous-led partnerships and ventures to increase Indigenous participation and economic benefits to Indigenous communities, and to Manitoba’s economy as a whole, through the sale of Grace Lake Airport, including 373 acres of Crown Land to Beaver Air Services Limited Partnership, Missinippi Management Ltd., and Mathias Colomb Cree Nation.

•	Manitoba facilitated collaboration between First Nations and provincially approved retailers in the legal cannabis industry to provide opportunities for Indigenous businesses. Manitoba commits to continued development and working with First Nations on the growth of this industry.

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Advancing the Reconciliation Agenda

Treaty Land Entitlement (TLE) remains a priority for Manitoba. There are nine TLE agreements in Manitoba covering 29 Entitlement First Nations for a total of approximately 1.423 million acres of Crown and acquisition land. As at August 2020, Manitoba transferred 695,402 acres of land to Canada with 673,315 acres of these set aside by Canada as reserve lands. Continued progress on TLE is one essential approach of pursuing reconciliation with Indigenous peoples in Manitoba.

In partnership with the Federal government under Operation Return Home (ORH), Manitoba has rebuilt damaged homes and infrastructure for First Nations communities in the Interlake regions affected by the 2011 flood event. As of February 2021, a total of $160 million went to the reestablishment of these communities.

Manitoba remains committed to improving, and finalized processes around Crown-Indigenous consultation to encourage timely, respectful and responsive consultations with Indigenous Manitobans that supports the aspirations and objectives of all parties.

Guided by the Calls to Action in the 2015 Truth and Reconciliation Commission of Canada’s report, through a combination of new and ongoing initiatives Manitoba continues to address the legacy of residential schools – the provincial government is advancing the process of reconciliation in Manitoba through engagement with Indigenous nations and peoples and will continue to implement and support initiatives that further reconciliation outside of these Calls.

Mineral Development Fund

In 2019, the Manitoba government established a $20 million Manitoba Mineral Development Fund (MMDF) to jump-start mineral and economic development initiatives in the north and throughout the province. Manitoba also committed to an annual infusion of up to 6 per cent of revenues under The Mining Tax Act into the Fund.

Delivered and administered by the Manitoba Chamber of Commerce, the MMDF will help advance new initiatives that will benefit our economy and local communities, with a partnership-based approach to help grow and diversify our northern economy together with Indigenous communities.

Communities and businesses, including Indigenous groups, municipalities and the not-for-profit sector, are eligible to apply for funding. Financial assistance from the fund could include one-time grants for activities that help advance new mining opportunities and collaborative resource development with First Nations.

Since its launch in July 2020 the MMDF’s Board and Application Review Committee has approved $1,825,750 to strategic economic development projects (as of January 2021).

MMDF aligns with Manitoba’s Economic Development Action Plan and furthers the priorities of the Look North report and the Action Plan for Manitoba’s Northern Economy. The Look North report identifies mineral development as a key opportunity for the long-term economic prosperity of the province.

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Protecting our Environment

and Climate

Manitoba’s Climate and Green Plan

A core element of the Manitoba Climate and Green plan is the first- in-North America establishment of a carbon savings account (CSA). This innovative greenhouse gas (GHG) accounting system is modelled off the United Kingdom’s five-year carbon budget.

Key features that distinguish Manitoba’s CSA approach relative to GHG goals in other jurisdictions are:

•	shorter five-year GHG emission reduction goals, rather than temporally distant targets (e.g., 2030 or 2050), to ensure governments are accountable to achieve the target it sets

•	measuring cumulative GHG emission reductions, rather than GHG emission reductions in a single year to more effectively address the ‘stockpiling’ of CO2e or carbon dioxide equivalent in the atmosphere overtime

•	a debit feature requires any emissions reductions shortfall at the end of a CSA period to be made up in the following CSA period.

Manitoba’s five-year GHG goal for the inaugural CSA period from 2018 to 2022 is 1 megatonne of carbon dioxide equivalent. The Manitoba government has taken action to achieve its five-year GHG reduction goal, including but not limited to:

•	Early shut down of the province’s last coal-fired electricity generation unit in August 2018.

•	Establishing an efficient trucking program announced in June 2019 with $11.7 million in provincial-federal support to incentivize the adoption of fuel-saving devices within the heavy-duty trucking sector. The estimated cumulative GHG reductions from the program for the period 2020 to 2030 are 85 ktCO2e in Manitoba and 244 ktCO2e in Canada.

•

Establishing Efficiency Manitoba and energy-saving targets under The Efficiency Manitoba Act. In 2019, Efficiency Manitoba filed its proposed 2020/23 efficiency plan, forecasting to achieve an annual average of 1.51 per cent electricity savings and 0.78 per cent natural gas savings over the 2020 to 2023 period. Efficiency Manitoba will reduce emissions in the province by an estimated 135 ktCO2e by 2023. Efficiency Manitoba offers rebates and incentives on energy-efficient equipment and retrofits to residential, commercial, industrial and agricultural natural gas users. Efficiency

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Manitoba is leveraging $32.3 million from Canada’s Low Carbon Economy Leadership Fund for a total $65 million in incentives for Manitobans. Over the lifetime of this program, Efficiency Manitoba will enable the creation of 1,800 jobs and reduce GHG emissions by a cumulative amount of about 488,000 tonnes — equivalent to removing approximately 150,000 passenger cars off the road for one year. Launching the GROW and Conservation Trusts held in The Winnipeg Foundation with over $200 million in total investments. In 2020, the Conservation Trust generated $4.2 million in revenues and the GROW Trust generated $2.6 million.

•	Decarbonizing transportation fuels with increased renewable fuels content.

The Province continues to implement other initiatives to further reduce GHG emissions, including:

•	Ceasing operations of Selkirk Generating Station, a natural gas-fired station in Manitoba, by first quarter of 2021 which can reduce average annual emissions of 5,000 tCO2e.

•	Completion of the 500-kilovolt Manitoba-Minnesota Transmission Project which would transmit surplus hydroelectricity to the United States effective June 1, 2020.

•	In 2020, Manitoba Hydro and Saskpower signed a power purchase agreement that will see up to 215 MW of hydroelectric capacity added to the SaskPower grid. The agreement will bring Manitoba Hydro’s total exports to SaskPower up to 315 MW. The line is expected to be in service by June 1, 2021. The estimated cost of the line is $69.3 million (2019 estimate). The federal government is contributing up to approximately $18.8 million toward the project under the Canada Infrastructure Program.

Canada’s Federal Carbon Pricing Regime

Manitoba’s position on the federal carbon pricing backstop remains unchanged. A one-size-fits-all approach to carbon pricing does not work for the province.

Manitoba has invested billions of dollars in clean hydro-electricity. As a result, Manitoba has the cleanest electricity grid in the country. Extensive carbon pricing modelling shows that there are fewer cost-effective options to reduce emissions in Manitoba, relative to elsewhere in the country.

A rising carbon tax is punitive. The federal government has yet to provide numbers to Manitoba on the impact of the federal carbon pricing backstop on the provincial economy and emissions. Manitoba will continue to pursue a Made-in-Manitoba carbon pricing plan that better reflects our unique environmental and economic circumstances.

Green Investments

Lead Mitigation

Manitoba has committed $2.5 million to address recommendations from the Office of the Auditor General report on Provincial Oversight of Drinking Water Safety and the independent report commissioned by Manitoba on Concentrations of Lead in Soil in Winnipeg Neighbourhoods. This includes soil monitoring and testing in Winnipeg neighbourhoods with elevated levels of lead in the soil, drinking water testing at child care centres and schools, and increased education and information for the purposes of reducing lead exposure. This will include a $1.7 million grant program to support schools and childcare centres to replace or remediate sources of lead.

Support for Park Services

The Manitoba government is investing up to $500,000 to support the development of trails in provincial parks that will allow for the completion of six trails in Manitoba provincial parks, helping link the 1,755-kilometre Great Trail in Manitoba.

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New Conservation and Climate Fund

This new grant program funds eligible green initiatives that support key priorities of the Made-in-Manitoba Climate and Green Plan. Eligible applicants include incorporated non-profit organizations, academic and educational institutions, Manitoba municipalities, Northern Affairs and Indigenous communities in Manitoba, and businesses. In 2020, the entire fund was distributed to eight successful applicants to pursue projects that support climate and green technology, nature and resilient landscapes, and water. Projects include investments in cycling, aquaponics, and community composting.

Efficient Trucking Program

Manitoba entered an agreement with Canada to launch a 3-year Efficient Trucking Program (ETP) out of the federal Low Carbon Economy Fund. The program provides incentives for specific technologies and devices that improve fuel efficiency and reduce GHG emissions. The first intake funded retrofits for 403 trucks and 416 trailers. Intakes 2 and 3 will open in 2021/22.

Building Regional Adaptation Capacity and Expertise (BRACE)

Manitoba has committed to Canada (a matching funding partner) to launch a 2-year BRACE program. Total program investment $1.2 million ending 2021/22. This initiative aims to adapt knowledge application in policies, planning, infrastructure and other investment design and decisions. The program focuses on building capacity to apply knowledge and tools that will increase the capacity of decision makers to integrate climate resiliency planning and decision making into targeted sectors within the Manitoba economy.

Prairie Adaptation Research Council (P.R.A.C)

Manitoba has committed to Canada as a matching funding partner to launch a 5-year Prairie Adaptation Research Council (P.R.A.C) program. Manitoba is committed to $40 thousand annually, ending Mar 31, 2021. IISD serves as the program administrator for PRAC. Total program investment is $400,000.

A diverse array of climate and sustainability research including implementation support of MB’s Climate and Green Plan Manitoba has committed up to $1.3 million per year to fund the International Institute for Sustainable Development (IISD) for a total of $6.5 million over the five year period of 2019/20 to 2023/24. Funding is provided for activities in advancing climate mitigation and adaptation worldwide and highlighting Manitoba’s position in climate change work. In addition, expert advice and support is received for the priorities and implementation of Manitoba’s Climate and Green Plan.

Greenest Transportation Fuels in Canada

Manitoba announced that effective January 1, 2021, the amount of ethanol required in gasoline will increase to 9.25 per cent from 8.5 per cent. It will further grow to 10 per cent on January 1, 2022. The biodiesel requirement will increase to 3.5 per cent from two per cent on January 1, 2021, and will rise again to five per cent on January 1, 2022. These amendments will help to ensure transportation fuels sold in Manitoba are the greenest in the country. The amendment are expected to account for about 10 per cent of Manitoba’s 1 megatonne GHG goal for the first carbon savings account.

Watershed Districts Program Expansion

Budget 2021 increases Watershed Districts Program funding to nearly $6 million to support the program expansion into nine additional rural municipalities, increasing participation to 104 of the 136 municipalities in Manitoba. Watershed Districts lead the development of watershed management plans and deliver Growing Outcomes in Watersheds (GROW), a new provincial initiative that supports farmers in the delivery of ecological goods and services that build watershed resilience, protect water quality and mitigate against flooding and drought.

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Aerial Surveillance and Resource Enforcement

Manitoba is providing an additional $300,000 in annual funding to support aerial surveillance and resource enforcement of Manitoba’s hunter and conservation laws. These funds are aimed to increase safety to the public and our Conservation Officers while protecting Manitoba’s natural resources.

Wildlife Management Priorities

Manitoba is directing $225,000 towards wildlife management priorities, including increases to support the Wildlife Management Area Program to pursue habitat management and planning, increased public access and viewing opportunities, and the repair and maintenance of critical infrastructure. Additional wildlife management funding is also being allocated towards big game population monitoring, disease monitoring and testing and to support the livestock industry through problem predator removal.

Hunter Education Program

Manitoba will provide continued support for the Hunter Education Program delivered by the Manitoba Wildlife Federation. Hunter education is required under the Wildlife Act for the purchase of a hunting license in Manitoba. The primary goal of the Hunter Education Program is to help participants understand the important role a hunter has in wildlife management and conservation. Equally important is the safe use and handling of firearms and the ethical and responsible behaviour of all hunters.

Manitoba Protein Advantage Strategy

Manitoba will provide continued support for sustainable livestock production. An annual contract will support engineering research, training and innovations related to sustainable livestock production and processing. The focus of work could include activities related to sustainable land requirements for livestock operations, odour dispersion and control methods, carbon intensity and greenhouse gas emissions, water and energy use and efficiencies and waste disposal.

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Fiscal Management

and Summary Budgeting

Manitoba closed the fiscal year ending March 31, 2020 with a modest surplus, a first in 11 years, and a Rainy Day fund close to its all-time high. The path to balance will continue despite the significant financial impact of COVID-19.

It is precisely difficult times such as these that demonstrate the importance of accurate and fulsome financial statements that make clear the financial condition of the Province. It is under extraordinary circumstances that the government needs to leave no stone unturned to ensure financial controls are in place and there is strong oversight in financial management of the government.

Government is continuing in its efforts to accurately account for the financial position, quantify all contingencies, and strengthening internal controls for effective and efficient use of government resources, and reducing red tape.

Financial Transparency, Controls and Oversight

Manitoba has been working over the past few years to undertake a comprehensive public sector transformation initiative, ensuring critical public services are delivered efficiently and cost effectively, are focused on outcomes transparently reported to citizens and can be sustained for decades to come. Strong financial controls and oversight is one of the most important pillars in achieving sustainability and accountable government.

Government has consolidated all key financial functions under the Treasury Board Secretariat to effectively deliver strategic advice to Cabinet, Treasury Board and the Clerk of Executive Council and support the development and implementation of a financial policy framework for government. The Office of the Provincial Comptroller provides central oversight of all government departments and reporting entities ensures current, accurate understanding of the financial condition of the Province.

The shift to summary budgeting continues, providing Manitobans a clearer picture of where and how public money is spent. As of the 2020/21 Estimates of Expenditure, two new categories of expenditure were included, namely Part C showing loans and guarantees to third parties and Part D showing capital investments by other reporting entities. In addition, information is also provided on non-voted expenses in the Part A Operating section. Steps have also been taken to reorganize the printed format of the Estimates of Expenditure to have more consistency and transparency in how departmental appropriations are shown through the use of a standardized and consistent presentation across departments.

Accurate Accounting Estimates

In a period of uncertainty, understanding and accurately reporting on the financial position and operations of the government as a whole, is critical to support important decisions government needs to make for protecting Manitobans, investing where it matters for post pandemic growth and recovery of the economy. Government is looking closely to a very large area in its financial

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statements: the accounting estimates, to ensure they are based on best information available at the time, are based on solid assumptions and supported by the opinions and expertise of professionals.

An accounting estimate is an approximation of the assets, liabilities, revenues or expenditures, for which no precise means of measurement is available. Accounting estimates are a material part of any organization’s financial statements. For the Government of Manitoba, the sixth largest Government in Canada, the accounting estimates in the financial statements add to over $10 billion. Accounting estimates include tax revenues, loan allowances, allowances for doubtful accounts, contaminated sites liabilities, asset retirement obligations and pension obligations to name a few. The impacts of COVID-19 on the economy will change the models used and the underlying assumptions.

Government is looking into understanding how COVID-19 will impact the accounting estimates, refresh and professionally support the estimates in the areas of quarry rehabilitation liabilities, orphaned and abandoned mines liability, contaminated sites liability, pension valuations, accounts receivable, loan allowances and tax revenues. We expect a number of adjustments within the 2020/21 fiscal year for an accurate post-COVID-19 baseline to continue our path to balance.

Made in Manitoba Tangible Capital Asset Policy

The Manitoba government owns $14 billion of tangible capital assets supporting the delivery of programs and services. Effective capital planning and accurate reporting of government’s financial position require accurate classification and amortization of our tangible capital assets: buildings, roads, bridges, canals in a manner that represents the unique climate challenges of Manitoba.

The useful lives of our assets need to reflect the pattern of economic benefits derived from each asset. The amortization periods need to reflect the additional wear and tear of our climate and geography. Clear criteria are needed to ensure staff times in support of developing capital assets are consistently reflected in the cost of the assets. Asset retirement obligations that will retire the assets at the end of their useful life should be put aside when the asset is acquired so they are not a burden to the future generations that will have to otherwise pay for the retirement of the assets. Previous governments excessively built and invested in infrastructure without considering the cost of retiring these assets at the end of their useful lives, effectively leaving a burden of over $1 billion on the future generations.

In the area of technology, new asset classifications come into focus: Cloud systems – Software as a Service and Software as a Platform – have different requirements and expenditure guidelines. Investing in cloud software shifts the costs from capital to operating budgets and clarity of policies are needed.

Budget 2021 announces that government is taking a significant step to get our tangible capital assets right: a Made-in-Manitoba Tangible Capital asset review and policy that is unique to Manitoba and the assets that serve Manitobans.

Strengthening Financial Accountability, Transparency and Internal Controls: Oversight of Physicians Billings

The majority of payments to Manitoba physicians for medical services are made on a per-service basis. Over 30 million claims are received and processed annually for a value of close to $ 1 billion. The vast majority of physician claims are processed automatically without individual review. As such, routine Medical Remuneration Audits are necessary in order to exercise fiscal accountability in our honour-based system. The Medical Remuneration Audit process has been an ongoing part of the fee-for-service payment process for a significant period of time, however of the over $ 1 million in inaccurate billings, only a small amount was recovered.

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In 2020, government implemented significant changes in the leadership, governance, methodology and organizational alignment of the audit function. As well, changes in the legislative and contractual framework related to physician billing, have been implemented or are underway. The responsibility of Medical Remuneration Audits was moved from the Department of Health and Seniors Care into a new unit in the Office of the Provincial Comptroller in the Department of Finance, to align functionally with the objectives of the Office of the Provincial Comptroller, which includes oversight of provincial expenditures.

The new unit invested into increased resources and has an increased focus on risk based audits to ensure appropriate oversight and fiscal accountability for nearly $1 billion in fee-for-service medical expenditures. Government also improved legislative provisions to clarify the parameters governing the medical audit process, and the authority to make recoveries on the basis of an audit finding. Strengthening this function and recoveries of billing irregularities and recoveries will allow the resources to be reinvested into improving health care for all Manitobans.

Reforming Provincial Borrowing and Lending

Budget 2020 began the process of modernizing the Loan Act, which did not properly integrate into the government’s budgeting processes. The annual process of providing an incremental increase in the province’s authority to borrow money does not indicate in a clear or transparent manner the total amount that the province can borrow.

Budget 2021 improves upon this process. Going forward, a total debt limit will be set in legislation for the province. This will transparently indicate how much the province can borrow. The limit will be adjusted through each subsequent budget. This debt limit is not a fiscal cliff, and provisions will allow for additional borrowing in emergencies and exigent circumstances. When Manitoba returns to balanced budgets and begins paying down the debt, the debt limit would be decreased each year.

As of Budget 2021, the Estimates of Expenditure will provide further clarity about provincial lending and borrowing by reporting entities, which was information formerly provided in the Loan Act.

Updating the Financial Administration Act

This Budget will see updates and reforms to The Financial Administration Act and other legislation. Reforms will be made to:

•	provide a more uniform process for how audits are performed

•	streamline the process for financing of special operating agencies

•	update legislation pertaining to the main estimates and main estimates supplement

•	provide greater flexibility in how government is able to share financial and administrative processes

•	update the legislation to better reflect summary budgeting, and the need for legislation to apply to the government reporting entity in its entirety.

Virement

Introduced for the 2020/21 fiscal year as announced in Budget 2020, virement allows unused or lapsing spending authority in one government department to be used to offset overspending in another appropriation.

The use of this tool has led to more efficient budgeting by effectively eliminating the need for supplementary expenditure authority in the pre-pandemic base Budget in 2020/21. This has also meant that no urgency was needed to introduce a special warrant for supplementary funding when the legislative assembly was not in session.

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Management of Manitoba’s Pits and Quarries

A valuation of the quarry rehabilitation liability is underway, with a view to prioritizing and starting to address rehabilitation of quarries under the management of the Crown. A review and a framework for the Management of Manitoba’s Crown Pits and Quarries will use current technology to better manage this asset and an improved system will support the management and reporting of the liabilities. A risk-based assessment and approach for Manitoba to manage the Crown sites inventory and mitigation/rehabilitation program would provide value for money and sequentially reduce the liabilities over time.

Contaminated Sites

Government has identified over 250 contaminated sites across the province, which includes a wide range of contaminated assets such as underground fuel storage tanks, dams, airport terminals, marine landings, asphalt stockpiles, hazardous building materials (such as asbestos), lead paint, and maintenance yards with various buildings. Government is undertaking a large review to identify and set aside cost estimates to rehabilitate or remediate sites where the Government of Manitoba has a legal obligation to undertake these actions. Government will also establish a prioritization framework for cleanup and expedite the work to clean up what has not been prioritized by the former Government.

Health Services Insurance Fund (HSIF)

Government has delivered its 2020 Budget promise for the elimination of Health Services Insurance Fund to increase transparency, reduce red tape and the complexity of administration. The HSIF will be dissolved effective March 31, 2021. Significant work is underway to eliminate the accounting system used for HSIF and migrate the accounts, system interfaces, vendors and payment interfaces to the Government’s accounting system. This work is completed with an attention to detail to ensure this massive internal project will not have any adverse effects on the ongoing business of the department.

Upcoming Accounting Changes

The Public Sector Accounting Board, which is responsible for the Public Sector Accounting Standards has postponed the effective date for the two upcoming standards: PS3280 Asset Retirement Obligations and PS3450 Financial Instruments to April 1, 2022 and April 1, 2023 respectively due to COVID-19. Both standards will have significant impact on our expenditures, assets and liabilities. The deferral allows government to develop a thorough analysis and implementation plan prior to implementation. Government is continuing to assess the impacts, and our readiness for early adoption will be assessed to minimize the transitional impact of implementation.

Right Asset, Right Owner

Budget 2020 identified three provincially-owned assets there were being devolved, including the Manitoba Centennial Centre Corporation (MCCC) buildings and properties, the Manitoba Habitat Heritage Corporation (MHHC), and Northern Airports and Marine Operations (NAMO). Although we have successfully completed the work to devolve the MHHC, the impact of COVID-19 on the MCCC and NAMO assets and their operations resulted in a pause on this commitment. Budget 2021 will contain $90 million of non-cash accounting charges associated with the remaining devolution of the assets to the not-for-profit sector.

Making Progress on Red Tape Reduction

The Manitoba government continues to make significant progress in promoting regulatory accountability. As of March 31, 2020, the number of regulatory requirements across government showed an overall reduction of 9.4 per cent from the April 1, 2016 baseline measurement of 961,997 — a decrease of 90,824 regulatory requirements.

Regulatory accountability occurs when provincial rules and requirements achieve desired public policy outcomes in the most efficient and effective manner without compromising health and safety or essential economic,

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environmental and social objectives. Red tape occurs when rules and requirements are not achieving their desired outcomes or do so in an inefficient manner.

Reducing red tape for stakeholders strengthens the provincial economy, improves services for Manitobans and helps decrease costs for stakeholders and government. Manitoba’s efforts in regulatory accountability have received positive feedback and support from stakeholders.

Manitoba is also leading efforts to reduce red tape and eliminate trade barriers at the national level through its active participation on the Regulatory Reconciliation and Cooperation Table (RCT). Through the RCT, Manitoba has participated in the negotiation of 9 reconciliation agreements in areas including occupational health and safety standards, technical safety, construction codes and corporate registries, and is the only province to have ratified all of these agreements.

Manitoba placed first among provinces and territories in a recent ranking for interprovincial cooperation that considered such factors as number of exceptions under the Canadian Free Trade Agreement, and internal trade barriers in select areas.

The COVID-19 pandemic has required government to make timely and effective regulatory changes to deal with its adverse impacts. In some cases, responses to COVID-19 have resulted in the quicker adoption of more efficient regulatory approvals and processes, such as accepting e-signatures and electronic documents, permitting virtual meetings in certain cases where legislation requires in-person meetings, and allowing remote witnessing of documents. Throughout the coming fiscal year government will continue to make these changes permanent.

Going forward, as part of the Working Smarter priority of the balanced scorecard performance reporting dashboard, the Manitoba government has mandated government departments and agencies to reduce their total number of regulatory requirements by 2.5 per cent.

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Balanced Scorecards –

A Whole-of-Government Approach

Our vision to move Manitoba forward has not been hampered by COVID-19. If anything, this pandemic validated the ongoing work to align the public service’s efforts, in support of transforming itself into a more responsive, effective and accountable organization.

By being the first provincial jurisdiction in Canada to launch a balance scorecard dashboard (mbmeasuringprogress.ca), which reports on the performance of provincial objectives, we’ve highlighted key areas that require performance improvements, in order to improve quality of life for Manitobans.

Rowing in the Same Direction: A Whole-of- Government Approach

To ensure a whole-of-government approach to achieving provincial objectives, each department created their own scorecard, which consists of the relevant objectives and measures they can influence and will work towards bridging the gap between where we are and where we ought to be. These measures capture the necessary balance of skills, processes, resources and client requirements to lead to desired outcomes.

Manitoba has become one of the first provinces in the country to use scorecards to track progress on key initiatives across the public service.

Effective for fiscal year 2021/22 and each year thereafter, each department will integrate their scorecard into a strategic business plan, which will coincide with Budget. Titled ‘Main Estimates Supplement’ or Supplement for short, departments will post their plan under Info MB (gov.mb.ca/openmb/infomb) for greater transparency on key initiatives, measures and objectives that tie into provincial priorities.

At the end of each fiscal year, departments will publish their performance measurement results in their Annual Report.

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Why is a BSC effective? It creates an informed and engaged organization

A Balanced Scoreboard System facilitates government-wide strategic discussions, which will help to create awareness, build consensus, and support an engaged public service to improve the lives of Manitobans.

Cascade of Provincial Objective(s) to Departments – Figure 1. Manitoba’s Strategic Pyramid

Building Capacity for Performance Effectiveness

Awareness is an essential step for any change initiative. Over the past year, internal scorecard resources were developed for all public servants, which communicate:

•	What scorecards are and why they’re an effective strategic alignment tool;

•	How scorecards support transformation;

•	Where we need to innovate and align resources; and,

•	Who we’re accountable to… Manitobans.

Alignment, or the understanding and commitment to provincial priorities, is necessary to help every public servant see themselves in contributing to the overall provincial and department-level objectives. It also reinforces the necessary connection between priorities, training, processes improvements and resource allocation.

Efficient Tracking of Performance Measurement Data: Internal Software Launch

To improve how departments are able to track, analyze and report on performance measurement data, balanced scorecard software has recently been implemented and rolled out for use. Managed centrally by Treasury Board Secretariat, department-level data can be aggregated, where necessary, and published to the MB Measuring Progress website.

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By having software that is configured to display how departments are tracking against their targets for each measure, leadership can review, discuss and make decisions based on their performance data.

What’s Next: Continuing the Cascade Process

To fully realize the potential of balanced scorecards, the process of cascading, where each organizational level within departments develop scorecards based on the objectives and measures they can influence from the group to whom they report will continue.

Divisional and then branch-level scorecards will ensure a performance measurement system is in place to better inform operations, and help every public servant clearly understand how the work they do contributes to the quality of life for Manitobans.

The Supplements: A Redesign Project to Create Strategic Department Business Plans

Sometimes the work being done has outlived its original intention, and no longer provide value for those receiving the output of such activities. When this occurs, stopping the work or defining a new purpose that can be met through existing resources must be considered. The Supplementary Information for Legislative Review (SILR) is one such item that exemplifies the later.

The History of SILRs

SILRs began in 1982 on a trial basis, and became a legislative requirement under the Financial Administration Act (FAA) in 1997. Section 31 of the FAA directs Ministers to table a supplement to the Main Estimates of Expenditure in the Legislature, but does not specify content requirements.

Up until fiscal 2021/22, departments would create an SILR, which provided a basic understanding of core departmental tactical operations, but did not link back to strategic priorities. These confidential budget documents were brought into Committee of Supply and were not designed around outcomes or summary budget reporting.

Re-Imagining SILRS: Improving Systemic Planning and Reporting

The process of cascading provincial balanced scorecard objectives to departments created a whole-of-government understanding of how government priorities translate to each department, and created an expectation of what departments need to achieve. A new opportunity emerged for department-level scorecards to align to government’s fiscal planning and reporting cycle, as well as communicate to public servants, and to Manitobans, what the strategic direction is for each department.

Government endorsed the re-design of the SILR template into a department-level business plan template. This business plan includes a department’s balanced scorecard and summary budget information. Beginning with fiscal 2021/22, each department will produce a Main Estimates Supplement, or ‘Supplement’, for short, which will be their business plan, and will inform operational plans and activities.

At the end of each fiscal cycle, the performance measures identified in the Supplement will be reported on publicly in the departments’ Annual Reports bringing both transparency and alignment to departmental activities that support moving Manitoba forward.

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Digital Government

The Province is launching the Digital Action Plan to implement digital services over the next five years. The plan includes establishing common technology platforms, digital standards, processes and tools such as agile practices and procurement mediums.

The Plan will also look at government-wide IT demand, existing IT asset inventory, including condition and fit for purpose, strategic direction and in-flight projects. This approach will allow Manitoba to maximize its assets and mitigate duplicative efforts.

Manitoba is in the midst of transformation. Changes to find efficiencies and increase the effectiveness of government programs and services were introduced through the various modernization and transformation projects prior to COVID-19 pandemic. COVID-19 accelerated these changes. To support the pandemic response internally, digital technologies were made available to support remote work and increased automation. Managed services and upskilling are also being used to assist the workforce.

For Manitobans, the pandemic response prompted a quick shift away from in-person service delivery and forced critical programs and services to move to digital and telephone service delivery channels.

As we move past COVID-19, digital technologies, platforms and service contracts will provide government with the capabilities it needs to continue transforming the public service.

The Department of Central Services has built the foundations for digital government in areas such as data analytics, robotics process automation, web self-services and modernizing the government’s core IT systems. Manitoba has been carefully assembling the groundwork needed to support this service and digital transformation, including:

•	Robotics Process Automation (RPA as a Service) – software that automates manual activities by performing repetitive tasks in Vital Statistics and the Department of Families.
•	Data Analytics – identification of complex client and program interrelationships that sheds light on critical aspects of program volumes, duration and cost.

•	E-Licensing – replacement of existing paper-based hunting and fishing licensing and park permits processes.

•	Cloud-First Approach – transitioning IT infrastructure and business applications to the cloud allows government to offer more cloud- based services and greatly reduced the cost of data storage.

•	Web Infrastructure Modernization – modern web infrastructure supporting citizen-facing tools such as online forms and online payments.

•	Digital Identity – fundamental technology needed to more more transactions into an online channel, eliminating the need for in-person visits to identify a person’s identity.

•	ERP modernization – upgrades to the Province’s SAP software to support core government business functions and expand digital service delivery capacity.

Support the COVID-19 Response through Technology

A total of 18 web tools were created to support Manitobans as part of the government’s pandemic response. Key highlights include:

•	A web application that connected essential front- line workers with available childcare spaces early in the pandemic response.

•	A web application that allowed businesses to identify their ability to supply Personal Protective Equipment (PPE) to government.

•	Help Next Door, a unique-to-Manitoba web-based application, was implemented to connect volunteers with individuals in need during the pandemic. Similar to a future, larger-scale Digital ID program, each user was required to verify their identity using a credential (Driver’s License) upon registering to use the application.

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•	Web portals were created to streamline application and payment processes for new programs that support workers and employers like the Manitoba Wage Subsidy Program and Manitoba Risk Recognition Program.

•	The #RestartMB Pandemic Response System dashboard was created to share information with Manitobans about the province’s COVID-19 risk and response, and provide direction for recommended actions. The system was developed alongside Public Health officials, who monitor key indicators and use the information gathered to guide their recommendations in setting each risk level and responses. Manitoba updates the provincial response level in response to the spread of the virus and other public health indicators.

•	A COVID-19 Vaccine Dashboard was launched to provide live-time statistics on the vaccine rollout in Manitoba.

•	The Student Jobs MB web application was created to connect students with employers in support of Manitoba’s commitment to enhance student hiring through the pandemic. Along with the Student Wage Subsidy program and changes to government’s existing STEP program, nearly 9,000 jobs were created for students and youth across Manitoba – over three times the number of student jobs created in 2019.

As we move past COVID-19, digital technologies, platforms and service contracts will provide government with the capabilities it needs to continue transforming the public service. Below are some initiatives to support the digital transformation:

•	Document and Record Management Modernization – Modernizing the tools and processes that support correspondence and workflow approval management and tracking of critical government documents such as Briefing Notes, TB and Cabinet submissions, estimates materials, speaking notes, public correspondence, etc..
•	Courts Modernization – Upgrade/replacement of Court Systems to align them with Justice’s modernization goals, including electronic filing of documents, reduced paper, and improved integration between systems.

•	Manitoba GO – Implementation of a government- wide Grants Management System that will be used to facilitate up to twenty-nine (29) grants.

•	Family Law Modernization – Implementation of a technology solution to reduce the complexity, time, and expense to resolve disputes related to family law.

•	eLicensing Expansion – Expanding the use of eLicensing to other areas such as park reservation and and developing mobile applications.

Agencies, Boards and Commissions: Committed to Governance & Transparency

Transparency is the key to good governance and the Manitoba Government is committed to both.

The Government of Manitoba is responsible for appointing hundreds of individuals to approximately 200 Agencies, Boards and Commissions (“ABCs”). The success of Manitoba relies on the success of all these ABCs – not just economically, but as a meaningful contributor to growth and innovation. Ensuring that ABCs have best-in-class governance is a key priority.

Director Training Program

Manitoba recognizes that Board members appointed to provincial ABCs need to be provided with universal, current and orientation as part of the appointment process. Manitoba recently initiated work with subject matter experts to develop a robust foundational governance training program and orientation materials based on best practices (both public and private) for the purpose of training and orienting new and existing Board members. This new best-in-class program will soon provide a whole-of-government consistency on the clarity on roles, responsibilities, accountabilities as well as opportunities for ongoing training and development.

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Board Portals

Manitoba is planning to take advantage of its larger, bulk purchasing power to make available a secure, online board portal to every willing ABC that will offer the opportunity to share and collaborate on confidential materials for discussion and decision in a secure environment. The use of secure board portals improves governance processes, but also saves money, reducing travel expenses and is an invaluable flexibility in addressing unforeseen logistics challenges, such as a global pandemic – when paper based board materials are not ideal.

These important governance initiatives supports two of the government’s key priorities – to work smarter and provide value for money.

Procurement modernization

Government recognizes that a decentralized, transactional approach to procurement can be wasteful and an inefficient use of taxpayer dollars. In June 2018, government launched a strategy to modernize procurement by consolidating spending, bundling contracts, and adopting a category management approach for major and recurring acquisition of materials and services.

The Department of Central Services is leading the procurement modernization strategy for core government and the broader public sector to strengthen Manitoba’s purchasing power and generate significant savings which will result in higher quality services for Manitobans.

Better managing capital delivery

Budget 2021 establishes two central funds, that together total $13 million, to help departments create strategic and well-defined proposals for the creation of future buildings ($8 million) and information technology infrastructure projects ($5 million). These targeted funds are intended to improve the readiness and predictability of projects before they are added to capital plans with the ultimate goal of reducing the risk of lapsing capital in future years.

Departments will be able to apply for and use these funds to conduct critical project scoping activities which will lead to more accurate cost estimates and delivery timelines for infrastructure projects needed to meet citizens’ needs and/or improve financial and administrative efficiencies internal to government.

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Modernizing Government –

Public Service Transformation

2020 presented many unprecedented challenges, but these challenges were also a catalyst for accelerated transformation in the work and culture of our public service. Because of the groundwork laid through the Transformation Strategy for the Manitoba Public Service, launched in 2018, the public service was well positioned to adapt to the ever-changing factors experienced due to the COVID-19 pandemic, and that we’re still experiencing today. The pandemic has also provided many lessons learned that will continue to inform the future of our work.

Transforming our Work

Service Innovations

The public service responded quickly to the challenges posed by COVID-19. The following are just a few examples that highlight innovative ways that public servants support the changing needs of the public during the pandemic.

•	Public communications in a time of emergency is critical. A central COVID-19 Correspondence Unit (CCCU) was quickly deployed, supported by a cross- departmental team of redeployed public servants with various expertise, to quickly receive, triage, and respond to COVID-19 questions. They provide accurate and up-to-date information at a pace that aligns with rapidly changing public health orders and the evolving needs of Manitobans.

•	A speedy testing process is essential to pandemic containment. A Testing Task Force was established to ramp up speed of testing, cutting the median turnaround time for lab results in less than 24 hours by fall 2020, down from three days in March.

•	Getting financial support to Manitobans who needed it. We immediately set up a call centre to help businesses connect with available supports. We also redeployed staff from back-office functions to cut cheques to small Manitoba businesses that fell through the cracks of federal support.

•	Enforcing public health orders by deploying new COVID-19 Compliance Officers and deputizing municipal by-law officers, redeploying government enforcement officers, and engaging additional private sector security staff.

Idea Fund

In 2018, Manitoba launched the Transformation Capital Fund to support investments in capital projects that create efficiencies and generate savings within the public service. Building on the successful elements of this initiative, Treasury Board Secretariat later relaunched the

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Transformation Capital Fund as the Idea Fund to recognize the many innovative ideas generated by civil servants and to keep Manitoba moving forward. Treasury Board Secretariat also refined the Idea Fund proposal process to accelerate idea generation and accelerate approvals.

129% PROJECTED AVG. ROI

Since the start of the program, 34 projects have been completed with an average return on investment (ROI) of 247 per cent. Ongoing Idea Fund projects are expected to generate an average ROI of 134 per cent. Altogether, the projected average ROI for completed and ongoing projects is 148 per cent with a total net savings to government of $73.4 million on investments of $49.7 million over four years.

	No of Projects	4-Yr Net Savings

Completed Projects	34	$ 14,226,182

Ongoing Projects	67	$ 59,143,379

Total	101	$ 73,369,561

Transforming our Culture

Redefining Who We Are

Manitoba, along with employers worldwide, is adjusting to new technologies and cost saving opportunities for our workforce. Our efforts hit the fast forward button with the global pandemic and public health orders. A modernized Public Service Act, reintroduced in the fall of 2020, underpins changing workplace realities.

Flexible Work – Working Virtually

We are proud that we were able to pivot in the face of the pandemic and enable nearly 5,250 employees to work remotely on a part-time or full-time basis. Remote work ensures the personal safety of individuals and continuity of our ability to manage the crisis response. The implementation of Microsoft Teams supported a seamless transition to virtual meetings with staff from all corners of the province.

While modern workplaces are moving to remote work and reduced office footprints, the pandemic pushed the fast forward button, forcing the public service to rapidly adjust and improve its remote technology, ethic and efficacy.

As a result, operational efficiency has improved with reduced down time for staff travel either across the province or between in-person meetings, less office space, virtual elimination of paper and printing, virtual training and conferences, flexible work hours to assist parents with daycare and school closures, etc.

From a recruitment perspective, modern work arrangements are more attractive to new generations of public servants, and support an inclusive, respectful and accommodating workplace. Virtual workplaces ensure Manitobans have the best and brightest public servants. Additionally, professional development and staff supports for all connected staff – whether urban or rural – allows the province to communicate and train staff anywhere. Other anticipated benefits include increased employee retention, reduced recruitment and training costs, lower office space and supplies costs, as well as reduced carbon emissions from daily commutes.

Performance Development

As part of the Manitoba government’s efforts to transform our public service culture and harness our talent, we launched new performance development tools to support ongoing employee development conversations between employees and supervisors. The tools focus on continuous development to support both current and future needs within our organization. These new tools build on initiatives already underway to enhance employee learning and development, including supports

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for learning plans and funding support for the whole of government through the Learning Fund, originally launched in 2019.

To enhance senior leadership performance, we will implement annual Performance Agreements with all deputy ministers in 2021. Each Performance Agreement will consist of a series of commitments by the deputy minister in the areas of: Whole-of-Government Priorities, Leadership Priorities, Legislative, Policy, and Program Priorities, and contain specific goals and expectations.

Employee Engagement

An engaged workforce is critical to deliver on Manitoba government’s priorities and improve outcomes for Manitobans. Engagement is closely linked to organizational performance, and contributes to increased productivity and an enhanced ability to recruit and retain skilled employees. Fulfilling our commitments and achieving our objectives as a government requires tapping into the skills, knowledge, creativity and energy of our employees.

In December 2020, we conducted our first pulse survey as part of the new Employee Perspectives Program. This new program will seek valuable feedback from employees on a variety of themes through frequent and brief surveys. Employees’ perspectives will help shape our culture, guide employee development and engagement efforts, as well as enhance our services and programs for Manitobans. To further support engagement within the organization, a cross-government employee engagement team will share best practices, inform future surveys, and help generate ideas for enhancing employee engagement.

Workforce Action Plan

Many of the lessons learned from the pandemic have underscored common workforce needs, many of which can be solved through strategic workforce planning, with enhanced coordination across government. Through the new Workforce Action Plan for Manitoba’s Public Service, we will focus on data-driven workforce planning and renewal at the department level, as well as taking a whole-of-government approach to build organizational capacity.

The plan focuses on tangible initiatives that can be completed over the next year, with a focus on recruitment, onboarding and retention. For example, a new Talent Analytics Dashboard has been developed to accelerate data driven workforce planning within departments and organization-wide. Large-scale organizational workforce improvements will focus on priority areas of recruitment and staffing, onboarding for new employees and leaders, and employee engagement and retention.

Talent Mobility

Central Agency Secondments

Building on the success of a pilot program in 2018, the Central Agency Secondment program has continued to grow in both use and scope. The program provides public servants with opportunities to gain experience working on whole-of-government projects and initiatives, and enhance understanding of how decisions are made within government, while working in a central agency such as the Executive Council Office, Treasury Board Secretariat, Business Transformation and Technology, and the Civil Service Commission. These secondments foster collaboration across government, build broader employee networks, and create opportunities to foster innovation through knowledge sharing and integration.

COVID-19 Response

Manitoba faced a renewed set of challenges as the second wave of the COVID-19 pandemic developed in the fall of 2020. While the public service embraced new ways of working to deliver the services needed by Manitobans overall, public health organizations and government departments also faced large staffing demands as part of addressing the pandemic response.

To meet these emerging needs, a call-out was made for staff in government departments to assist in key areas such as contact tracing and case tracking, enforcement and communications. The response was immediate, and a significant number of staff redeployments were coordinated centrally to bolster the front-line pandemic response, and for employees to develop new skills and experience to support their career goals.

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Investing in our People

Learning Fund

The Learning Fund, introduced with great success in 2019, was re-launched June 16, 2020. This centralized fund provides equitable access to all public servants to take additional education and training to further support ongoing employee development within our organization.

As of December 31, 2020 the fund had approved 286 individual applications and 101 group applications, for a total combined value of nearly $700,000.

This year, the fund enabled many educational opportunities that provided employees with the tools and skills necessary to address the challenges of the pandemic, including formal certifications in project management, change management, and innovation engineering. In fall 2020, the fund also supported participation of 171 employees in the annual national Institute for Public Administration of Canada conference “Building the new normal,” that focused on how the public sector was confronting and catalyzing on the challenges of the pandemic. The Learning Fund will continue in 2021, fully funded at $2 million.

Workplace Learning and Development

COVID-19 served as a catalyst for a rapid pivot from classroom delivery to virtual instructor-led training for public servants. This transformation has proved beneficial in ways that warrant continuing virtual training in the long term, as it is cost-effective, creates equitable access to training for all employees, regardless of their geographic location, and enables the deeper application and practice of learnings because training can be delivered over a longer period without incurring travel costs.

In order to reflect the evolving learning and development needs of the public service, current priorities focus on: innovation methodologies, change management, anti-racism, and Truth and Reconciliation. Other training priorities have emerged due pressures of the pandemic, such as learning how to best support and supervise remote workers, and promoting wellness and managing mental health in the workplace.

Developing our Leaders

In spite of competing priorities of public service leaders due to the pandemic, we were able to sustain delivery of leadership development opportunities through the past year by shifting to virtual delivery. The customized program offered in partnership with the Schulich Executive Education Centre focuses on creating a culture of leadership excellence, developing innovative business leaders that support a service-focused culture, championing the Manitoba government brand, and living its values. To date, 80 participants at the Deputy Minister and Assistant Deputy Minister executive level have completed the program, and 115 senior level leaders have either completed or are currently participating. Further training for executive and senior leaders is being planned for 2021/22.

Supporting leadership development at all levels of the organization will help us harness our talent and align with transformation goals. A new Leadership Foundations for Supervisors program has been developed, and plans are underway for further development opportunities for mid-level and front-line managers.

Leadership development also requires experiential learning through active participation in a variety of projects across government. This experiential and cross-government learning is a hallmark of the Leaders in Training Program (LTP), which helps develop our future leaders. Since its inception in 2019, this program has developed 18 interns in the general stream and 11 in the financial stream, to foster new and emerging talent in our public service.

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Municipal Partnerships

Supporting Municipalities throughout the Pandemic

Manitoba continues to support municipalities as we collectively deal with the COVID-19 Pandemic. Government has provided ongoing support and helped municipalities adapt throughout the pandemic, recognizing the diverse needs to our municipalities across the province.

In addition to COVID-19 negotiated support from the federal government, over $630 million has been committed to municipalities so far, which is nearly double the 2020/21 base budget and includes:

•	Manitoba Restart Program, which includes $230 million for municipalities as Manitoba’s contributions to the Investing in Canada Infrastructure Program, and $50 million for municipal water and sewer projects.

•	Federal Safe Restart Agreement, which includes $72.6 million for operating support, which flowed directly to municipalities on a per capita basis and $33 million for transit support, which was provided to the five communities with public transit, based on a formula that took into consideration ridership levels and financial impacts to transit services.

•	Municipalities outside Winnipeg received $30.4 million in operating funding, which was distributed on a per capita basis. The four transit communities outside Winnipeg (Brandon, Selkirk, Flin Flon and Thompson) received a total of $0.7 million in funding towards their transit operations.

•	Other sources including funding under the Disaster Prevention and Climate Resiliency Program, Fire Protection Grants, and municipal operating grants.

•	Manitoba empowered by-law officers with the ability to enforce public health orders and issue tickets, which has increased compliance and enabled municipalities to address specific concerns in their communities. Related support for staff training and revenue sharing is provided through the $2.5 million Municipal Enforcement Support Program.

The Manitoba Government is continuing to work collaboratively with municipalities and the City of Winnipeg to monitor the ongoing impacts of the pandemic and understand local needs.

Building Sustainable Communities

Budget 2021/22 provides an additional $5 million to enhance the Building Sustainable Communities (BSC) Program and help rebuild Manitoba’s economy. Under the BSC program non-profit organizations, charitable organizations, municipalities (including local authorities such as planning districts) and Northern Affairs Community Councils are eligible for project support.

The increased allocation will be dedicated to larger-scale community capital projects by increasing the maximum grant contribution of 50 per cent of eligible project costs up to a maximum of $300 thousand for a significant number of projects. The BSC program will continue to provide funding for at least 100 projects at the current maximum grant of $75 thousand. This will ensure that there continues to be wide regional distribution of capital projects.

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Green Team

Manitoba will allocate up to $10 million for the Urban Hometown Green Team program in 2021/22. This will provide grant funding to non- profit organizations and municipal governments to hire youth on community projects between May and September 2021 and support the COVID-19 economic recovery.

The program intake was launched in January 2021 and closed to intake by February 2021 and commencing projects by early May, 2021.

Planning Zoning and Permitting

The Department of Municipal Relations has continued to implement key planning recommendations from the June 2019 report, Planning, Zoning and Permitting in Manitoba. These changes are critical to a municipal and provincial growth plan and will adopt best practices and ensure greater transparency, consistency and accountability across the province. Through legislative amendments and related regulations and guidelines, a province-wide framework will be established to support a co-ordinated approach to planning and development, reduce planning delays and enhance planning appeals. Once in place the measures will address gaps in Manitoba’s regulatory framework by mandating regional approaches to planning, introducing service standards for planning and permitting, and expanding appeal processes in cases where differences cannot easily be resolved between proponents and municipal authorities.

The new framework has evolved based on extensive feedback received to date, including enhanced requirements to consult with municipalities on new planning regions, extending citizen appeals on re-zoning and secondary plans to the City of Winnipeg similar to processes that exist in the rest of Manitoba, and further reducing opportunities for delay. Extensive engagement with the Association of Manitoba Municipalities, the City of Winnipeg, planning professionals and other key stakeholders is also currently underway to inform eventual regulation and guidelines including:

•	membership criteria, operation and governance of the Capital Planning Region Board;

•	best practices for resolving disputes before they reach the appeal stage;

•	efficient processes, practices and related guidance for effective appeal processes;

•	enhanced funding for the Municipal Board; and,

•	standards for written reasons for decisions that would assist in limiting administrative burdens while clearly establishing accountability among municipalities as well as developers.

The planning and permitting legislative amendments will make Manitoba’s development climate more competitive, predictable and attractive to investors. More investment means more jobs for Manitobans. The changes address the significant economic costs related to unnecessary permitting delays – up to $17 million negative impact on Gross Domestic Product and over $2 million negative impact on provincial and municipal revenue per day.

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Federal-Provincial Fiscal Partnership

Federal Major Transfers

Federal transfer payments to provinces and territories are essential features of the Canadian fiscal system and permit all Canadians to enjoy relatively similar levels of health, education and social services regardless of where they live in Canada.

Provincial and territorial governments are responsible for delivering about two-thirds of all public services in Canada, including health care, education and social services.

The role of the federal government is to raise revenue to provide some services directly, and to financially aid provinces and territories in the delivery of the fundamental services all Canadians should expect, and especially health care. In order to achieve this, the federal government collects revenue from all Canadians and businesses, and redistributes a certain amount to help provinces and territories fund services. The intent is to equalize the level of services Canadians receive, and the amount of taxation Canadians must pay, regardless of where they live. Federal transfer payments represent the federal contribution to the delivery of our essential public services.

Major federal transfer payments include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), and Equalization (EQ). Manitoba will receive $4.8 billion in major transfers in 2021/22, up $263 million or 5.8 per cent over 2020/21. Major transfers typically account for about one-quarter of total provincial summary revenue.

It is the view of Manitoba that the federal government needs to contribute more to health care. That is because Canada is paying only about one-fifth, or 20 per cent, of the costs, when it should be paying at least a third.

Canada Health Transfer

The CHT is the largest of the major transfers and the primary federal transfer in support of health care. It provides provinces and territories with long-term funding and supports the five principles of the Canada Health Act (universality, comprehensiveness, portability, accessibility and public administration).

In 2017/18, the federal government reduced annual incremental growth in the CHT funding from a fixed 6 per cent per year, and instead tied it to the growth of our national economy (or 3 per cent, whichever is higher). As the economy grows, so does our allocation of health funding. However economic growth has not been spectacular in recent years, and is stalling as a result of COVID-19.

In times of economic recession, such as caused by the COVID-19 public health restrictions, growth in federal healthcare spending declines. When our health care system needs it most, the formula provides the least. As a result of this change, federal health funding support for Manitoba is over $500 million less than it would have been under the previous formula.

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Manitoba will receive a total of $1.560 billion through the CHT in 2021/22, up $40 million or 2.6 per cent from 2020/21. This rate of growth is far below the projected increase in health costs in the coming years.

The lower CHT growth rate clearly is not adequate to support the national health care system.

The Conference Board of Canada, in research conducted for Canada’s Premiers, concluded that provincial and territorial government health expenditures would increase at an average annual rate of about 5 per cent or higher over the next 10 years. Key cost drivers include increases in population, population ageing, inflation and increased access and system improvements.

Canada’s Premiers are calling on the federal government to agree to a renewed and sustainable long-term funding partnership that ensures provinces and territories have the resources necessary to maintain and improve the quality and accessibility of their health care systems.

The proposed partnership would result in an immediate increase in the CHT, sufficient to cover 35 per cent of provincial and territorial health spending, at a cost of about $28 billion in 2021/22. Provinces and territories are also seeking an appropriate increase in the annual escalator to maintain a 35 per cent federal funding share.

In analysis prepared for Canada’s Premiers, increasing the CHT will help make provinces and territories more financially sustainable over the long term. The report found that the federal government’s financial position will improve rapidly once the pandemic has ended, unlike that of the provinces and territories, which would continue to deteriorate because of significant pressure on healthcare costs.

From 2021-2022 to 2030-2031, the federal government’s deficit will dwindle from $131 billion to $14 billion. The financial situation of the provinces and territories will deteriorate significantly. It is anticipated that their deficits will more than double in 10 years, from $46 billion in 2021-2022 to $103 billion in 2030-2031. The federal government should achieve a budget surplus starting from 2033-2034, which will reach $50.9 billion in 2039-2040. The deficits of the provinces and territories will reach $208 billion according to the estimates.

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Budgetary balances of the federal government and the provincial and territorial governments

Changes in the net debt also reveal the federal government’s financial flexibility. It is anticipated that the federal government’s net debt as a proportion of GDP will decrease by 21 percentage points between 2020/21 (55 per cent) and 2039/40 (34 per cent). However, it is expected that the provincial and territorial net debt as a proportion of GDP will increase by 35 percentage points between 2020/21 (36 per cent) and 2039/40 (71 per cent).

Projected net debt of the federal and provincial and territorial governments – Status quo

Canada Social Transfer

The Canada Social Transfer payment is a federal block allocation in support of post-secondary education, social assistance and social services, as well as early childhood development and early learning and childcare. It has a fixed, 3 per cent annual growth rate and is distributed to provinces and territories on an equal per capita basis. Manitoba

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will receive $560 million through the CST in 2021/22, up $14 million or 2.6 per cent from 2020/21. Manitoba’s share of the CST nationally is 3.6 per cent.

Equalization

Equalization is a fiscal transfer designed to reduce revenue-raising disparities (known as fiscal disparities) among the provinces. Its purpose is to give provinces with lower fiscal capacity the financial means to offer their residents reasonably comparable levels of public services at reasonably comparable rates of tax. The program is funded from federal revenues.

The program is formula-based and fills the shortfall between the revenues provinces could raise on their own at average national tax rates and the revenues required to provide reasonably comparable public services to their residents. Provinces with measured fiscal capacity above the national average standard do not receive Equalization.

Annual growth in the Equalization program is determined by a three-year moving average of growth in Canada’s nominal GDP, while fiscal capacity calculations are based on a three-year, weighted moving average of revenues, with a two-year data lag.

Manitoba will receive $2,719 million through the Equalization program in 2021/22, up $209 million or

7.3 per cent from 2020/21. Manitoba’s share of the Equalization program nationally is 13.0 per cent.

The federal government provided provinces with Total Transfer Protection (TTP) between 2010/11 and 2013/14. TTP ensured a province’s total major transfers were no lower than in the prior year. Manitoba received $660 million in TTP during this period.

After a number of years of relatively flat payments, Manitoba’s Equalization has grown by almost 50 per cent over the past five years, from $1,820 million in 2017/18 to $2,719 million in 2021/22.

Manitoba’s Equalization entitlement has seen strong growth in the last few years following a number of years of little or no growth. A key factor affecting Manitoba’s entitlements is the relative fiscal performance and greater economic opportunities of other larger provinces, particularly larger provinces like Ontario and Quebec.

However, an analysis of where Manitoba lands compared to other current Equalization recipient provinces shows that growth level to lag behind all other provinces.

From another perspective, Equalization historically represented 14 per cent of Manitoba revenue. The persistent shortfall over the last number of years has only now reached the point where that average is met or

Total Cumulative Growth in Equalization Since 2009/10 By Receiving Province (2009/10=100)

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exceeded, but the cumulative impacts of prior year shortfalls remain.

Annual Equalization Shortfall (vs. 14% average)

Furthermore, the following chart shows that in 2021/22, Manitoba’s combined own-source fiscal capacity and Equalization entitlements, on a per capita basis, still lags behind the fiscal capacity of all of the non-Equalization provinces.

Fiscal Capacity by Provinces, 2021/22

Other Federal Transfers

In addition to the major transfers, the federal government also provides funding to the provinces and territories through other transfers to support specific program areas. These funds are typically provided on a time-limited, cost-shared and/or conditional basis. In 2019/20, they amounted to $570 million to Manitoba government departments and agencies, or around three per cent of the province’s total summary revenues.

In 2020/21, other federal transfers to Manitoba are forecast to be around $1,292 million. This is attributed to an additional $664 million the federal government provided to Manitoba, largely on a cost-shared basis, to help with COVID-19 efforts.

The federal government also provides transfers directly to individual Canadians. Compared to $107.1 billion in 2019/20, the federal government expects to transfer $209.3 billion nationally in 2020/21 through the major transfers to persons and COVID-19 support – including the Old Age Security (OAS) Program, Employment Insurance (EI) benefits, and the Canada Child Benefit.

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Economic Highlights and Outlook

Overview

The COVID-19 pandemic generated an unprecedented and ongoing economic disruption across all of Canada. Efforts to contain the virus required restrictions in numerous sectors of our economy, disrupting the normal demand and supply dynamic of Manitoba’s $74 billion economy with significant labour market impacts.

Manitoba has one of the most diverse and historically resilient economies in Canada. Our economy is made up of a variety of economic industries, with the Goods-Producing sectors generating 29 percent of provincial gross domestic product and Private and Public Services generate a combined 71 percent. A downturn in one area of the economy has typically been offset by growth in others.

Provincial GDP by Industry (2019)

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The COVID-19 Pandemic

During the first wave, Manitoba was fortunate to see a relatively low COVID-19 case load. The provincial economy saw momentum due to a large number of capital projects being built in the late-winter. But as Canada and Manitoba went into lockdown in March:

•	the province lost over 90,000 jobs in just two months

•	the unemployment rate jumped from 5.1 per cent to a record 11.4 per cent

•	retail sales plunged 26 per cent

•	manufacturing sales dropped 18 per cent in one month.

However, consumer demand and activity in several sectors returned over the summer and, by September 2020, Manitoba:

•	led the country with over 98 per cent of total jobs recovered

•	the unemployment rate returned to 7.0 per cent, which was the lowest among provinces at that time

The resurgence of the virus and the resulting restrictions during the second wave in the late fall and early winter once again limited economic activity during one of the busiest periods of the year, especially for much of the service sector.

•	Real GDP declined by 5.3 per cent in 2020, the worst economic downturn in modern history

Nevertheless, Manitoba fared relatively well among provinces.

•	8.0 per cent unemployment rate in 2020 was the highest in the province since the 1990s recession, but it was the lowest among provinces
•	Capital spending on buildings increased by almost 13 per cent, the highest among provinces.

•	International exports to China increased by 81 per cent, the highest among provinces.

•	Manufacturing sales growth ranked first in the country at -3.2 per cent.

The vaccine rollout in Manitoba has raised hopes for a gradual recovery in 2021 and into 2022, but vaccine supply challenges, new variants of the virus, and a possible third wave in 2021 all pose ongoing economic uncertainty. The uneven pace of the economic rebound among countries also adds to the difficulty of a sustained global recovery.

These factors elevate uncertainty and are reflected in Manitoba Finance’s consensus economic forecasts for 2021 and 2022 which shows a wide range in expectations.

When international travel restrictions are lifted:

•	arrivals from a backlog of immigration applicants and international students are expected to provide a boost to domestic demand

•	low mortgage rates and a built up of household savings that drove a record number of home sales in 2020 is expected to remain firm in 2021

•	Bank of Canada confirmed its intentions to maintain low interest rates until 2023

•	As noted below, the private sector has substantially expanded their investment in Manitoba’s food processing faculties. As more production comes on line, manufacturing sales are also expected to increase.

The Manitoba Finance Survey of Economic Forecasts indicates a strong economic rebound in 2021 with real GDP rising 4.1 per cent, followed by another solid year in 2022 of 3.6 per cent real growth. Nominal GDP is projected to grow 5.5 per cent in 2021 and 5.5 per cent in 2022.

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Considerable uncertainty exists with the economic outlook, and optimism is contingent on managing COVID-19 cases, avoiding an acute third wave, and a swift vaccine rollout and other factors. For example, if households maintain higher savings accumulated in 2020 or use savings to pay down existing debt, the pace and intensity of the recovery could be tempered.

 MANITOBA ECONOMIC OUTLOOK

	2021F	2022F

percentage change*

Gross Domestic Product

Real	4.1	3.6

Nominal	5.5	5.5

Consumer Price Index	1.8	2.0

Employment	3.2	2.0

Unemployment Rate (%)	6.9	6.0

* unless otherwise noted
F – Forecast

Economic Review

The following provides further details on how Manitoba was economically prepared for and coped with the pandemic and the forecasts going forward coming out of the pandemic.

The COVID-19 pandemic has tested and demonstrated the diversity of the Manitoba economy and the resiliency of its labour force. Manitoba was fortunate to avoid the worst of the pandemic’s first wave. As a result, businesses were able to re-open sooner and employees began to return to work.

By September, Manitoba was leading the country with over 98 per cent of total jobs recovered to pre-pandemic levels and nearly 99 per cent of full-time employment recovering. Manitoba’s unemployment rate inched close to pre- pandemic levels, dropping to 7.1 per cent, ranking first in the country and more than two percentage points lower compared to the national average.

    Unemployment Rate, 2020

The second wave of the pandemic was different. Manitoba was hit hard, forcing the province to go into ‘Level Red’ restrictions beginning in November 2020 to contain the virus. Overall, Manitoba had the lowest average unemployment rate in the country in 2020 at 8.0 per cent and lowest average youth unemployment rate at 16.2 per cent.

    Real GDP Growth, 2020

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Preliminary estimates from the Manitoba Bureau of Statistics reveal the magnitude of COVID-19 economic impacts, showing provincial real GDP declining 5.3 per cent in 2020 and nominal GDP declining 3.5 per cent. This marks the worst economic recession for the province in modern history. Economic growth was decelerated in all major expenditure-based GDP categories, including final consumption (-4.6 per cent), gross fixed capital formation (-5.9 per cent) and exports (-5.8 per cent).

Real GDP Growth Rates, Manitoba,

2015–2020

Consistent with the trend across the country, Manitoba’s economy contracted in 2020 – albeit not as significantly as in other parts of the country, outperforming the national average by 0.3 percentage points.

Although the current recession is distinct from past recessions in its underlying cause, examining the past can provide helpful insights into Manitoba’s potential economic recovery.

Real GDP Change by Province, 2020

Forecasts indicates a strong economic rebound in 2021 with real GDP rising 4.1%, followed by another solid year in 2022 of 3.6% real growth.

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Following the 2008 crash, the Manitoba economy bounced back more promptly, experiencing 2.5 per cent annual growth in the following year.

The economic recession in the early 1990s took longer to recover with real GDP not returning to pre-recession levels for three full years following the crash.

Annual Real GDP Growth, Manitoba, 1982–2020

A unique characteristic of the current recession is the material increase in household savings. According to the Manitoba Bureau of Statistics, Manitoba households acquired $6.3 billion in net savings in 2020, causing the household savings rate to jump from -2.8 per cent in 2019 to 13.8 per cent in 2020. The rise in savings is largely attributed to the reduction in expenditures throughout the pandemic as businesses were closed, and the various COVID-19 relief programs available to households to compensate for lost income. To the extent households re-inject some of these savings into the Manitoba economy will shape the pace and magnitude of the recovery.

Household Net Savings ($M) & Savings Rate (%), Manitoba, 1981–2020

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Capital Investment

Investment in Building Construction

Investment in building construction is the total value of capital spending on residential and non-residential properties by households, businesses and government.

This type of spending has broad implications on the overall growth of the economy, since it relies on goods and services from a number of other Manitoba industries, particularly construction, manufacturing, finance, insurance and real estate. Once the construction phase is complete, it adds to or revitalises the stock of long-term income generating properties.

Supported by solid growth in population and business confidence, overall spending on properties continues to set record highs in Manitoba.

Total investment in buildings is valued at $6.5 billion in 2020, up 12.9 per cent over the same period in 2019. Since 2016, spending on building construction increased by over $1 billion in Manitoba.

Investment in Non-Residential Buildings

Investment spending on non-residential structures increased by 8.5 per cent in 2020 to $2.3 billion, on par with 11.7 per cent annual increase in 2019 and 7.7 per cent in 2018.

Investment on industrial buildings rose 7.3 per cent. Spending on factories grew by 55.5 per cent, reaching $207 million.

Investment in commercial buildings decreased by 2.6 per cent to $1.2 billion in 2020. This was primarily driven by a 23.4 per cent increase in spending on warehouses, offset by a 23.2 per cent spending decline in office buildings. Spending on trades and services increased by 7.8 per cent from 2019, valued at $313 million in 2020.

Total spending on institutional and governmental buildings grew by 49.0 per cent, reaching $537 million. Spending on public schools attributed to most of the growth in 2020, valued at $326 million.

INVESTING IN SCHOOLS

Manitoba is making progress on the commitment to construct 20 new public schools in 10 years. The Province will increase its investment by an additional $100 million in 2021/22 for education capital. This investment is on top of the $160 million announced in Budget 2020 for a total combined investment of $260 million.

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Total Private Investment in Non-Residential Building, 12-month Rolling Average, Dec 2017–Dec 2020

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Investment in Residential Buildings

Investment in residential buildings rose to $4.2 billion in 2020, increasing by 15.5 per cent over 2019. The increase has surpassed 2019 by over $550 million.

Investment in residential properties is lifted by $2.3 billion spending on multiple units (27.5 per cent) and $1.9 billion on single- detached units (3.7 per cent). Multiples are primarily driven by apartments, up 27.7 per cent over 2019.

In 2020, the province added 7,314 housing units, comprised of 2,758 single-detached units and 4,556 multiple units. Overall, the number of new housing units is on pace to set a record high in 2020.

Total Investment in Residential Building, 12-month Rolling Average,

Dec 2017–Dec 2020

According to Canada Mortgage and Housing Corporation, the province is expected to add new housing units at a similar pace in 2021.

In Winnipeg, the average price of a single-detached bungalow was $307,841 in 2020:Q4, up 3.7 per cent from the year prior. The average condominium was $231,500 in 2020:Q4, up 0.2 per cent.

Quarter Four 2020 Winnipeg Housing Prices

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The annual Capital and Repair Expenditures Survey (CAPEX) by Statistics Canada collects data on capital and repair expenditures in Canada. CAPEX data is broader in scope relative to building starts as it captures all capital investments, such as roads and bridges, as well as machinery and equipment. According to the February release, Manitoba expects an increase of 0.6 per cent in total capital spending in 2021, following a 18.0 per cent decrease in 2020. The capital expenditure declines in Manitoba in 2020 are consistent across the country and are largely due to COVID-19 related restrictions and uncertainty, as well as the drop in oil prices. The ramping down of construction at the new Keeyask Generating Station also contributed to Manitoba’s capital spending decline in 2020.

According to Statistics Canada, the manufacturing sector is expected to spend $797 million in 2021 on construction and machinery and equipment, a 5.1 per cent decrease from 2020 levels.

In 2021, capital investment in Manitoba is expected to increase in mining and oil and gas (31.6 per cent), retail trade (24.2 per cent), real estate and leasing (18.5 per cent), information and culture (14.6 per cent), arts, entertainment, and recreation (11.9 per cent), construction (5.1 per cent), wholesale trade (4.6 per cent), and education (0.3 per cent).

Annual Change in Private Capital Investment by Province, 2021

Private capital spending on non-residential assets is expected to lead the recovery in 2021, increasing by 4.4 per cent in 2021, ranking fourth highest among all provinces.

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Labour Market Overview of Manitoba: COVID-19 Impact

Manitoba has one of the most stable labour markets in the country as illustrated in the chart below. The provincial unemployment rate is consistently several percentage points below the national average, including in the wake of economic recessions. In 2020, Manitoba’s unemployment rate peaked at 11.4 per cent, abnormally high due to COVID- 19 but over 2 percentage points below the Canadian average of 13.7 per cent.

Monthly Unemployment Rate, Manitoba & Canada, 2000–2021

According to Statistics Canada’s Labour Force Survey, Manitoba’s total employment level in 2020 fell 24,500 jobs (-3.7 per cent). Although significant, the employment level decline was the third lowest in the country. Private sector employment (includes self-employed) dropped by 4.8 per cent, second lowest among provinces.

Since the nadir in early April 2020, employment levels in the province rebounded steadily throughout the summer months, peaking at 98 per cent of pre-pandemic levels, until the outset of the second wave of the virus in October/ November. In April, employment bottomed out at -13.6 per cent below February levels. As of December 2020, total employment levels are down 5.8 per cent, while full-time employment is down by 3.0 per cent.

Employment Change by Provinces,

Year-over-year, 2019 to 2020

Private Sector Employment Change by Provinces, Year-Over-Year 2019 to 2020

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Compared to 2019, the province’s unemployment rate increased 2.7 percentage points in 2020. Despite the increase, Manitoba had the lowest average unemployment rate in the country in 2020 at 8.0 per cent and the lowest average youth unemployment rate at 16.4 per cent.

Monthly employment of Manitoba,

Jan-2020 to Jan-2021

Monthly Unemployment rate of Manitoba,

Jan-2020 to Jan-2021

COVID-19 impacts on labour are most recognizable among certain cohorts, notably part-time, youth (15 to 24 years old), female, and Accommodation and Food Services employees. Since February 2020, part-time employment is down 16.8 per cent, while the youth unemployment rate has increased 8.8 percentage points.

Manitoba had the lowest unemployment rate in Canada in 2020 at 8.0%

In recent years, the unemployment rate among males in Manitoba outpaced females by a margin ranging from 0.8 to 1.3 percentage points.

However, COVID-19 has nearly closed the unemployment gap between males and females. In 2020, the unemployment rate among females jumped 3.2 percentage points to 8.0 per cent, while the unemployment rate among males increased by 2.3 percentage points to 8.1 per cent. Nationally, the unemployment rate among females in 2020 was 9.5 per cent and 9.7 per cent among males.

In 2020, employment declined both in Manitoba’s goods-producing sector (-10,725 or -7.0 per cent) and in the services- producing sector (-13,750 or -2.7 per cent) compared to 2019.

In the services-producing sector, gathering and travel restrictions reduced employment in the Information, Culture and Recreation (-2,950 or -13.0 per cent) and the Accommodation and Food Services industries (-8,167 or -19.1 per cent). Compared to February 2020, the most significant employment decrease occurred in the Accommodation and Food Services industry (-16,200 or -37.9 per cent).

Average unemployment rates by Sex, Manitoba, 2016 to 2020

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Employment change by industry, February to December 2020

Manufacturing Sales

Manufacturing is Manitoba’s largest industrial sector, accounting for 9.4 per cent of total economic production in 2019. Some of the larger manufacturing industries include food products, transportation equipment, chemical products, and machinery and equipment. The sector contributes 9.4 per cent of total employment and 10.9 per cent of total wages and salaries in Manitoba.

Over the past number of years, Manitoba’s manufacturing sector has been steadily expanding, and growth is reflected in historical sales. Due to COVID-19, total manufacturing sales dipped slightly in 2020 to $18.7 billion from $19.3 billion in 2019. Despite the small decline, Manitoba manufacturing sales growth in 2020 ranked first in the country.

While many manufacturing sub-sectors faced COVID-19-related challenges in 2020, sales from food manufacturing reached a record $5.9 billion, a notable increase of $795 million or 15.5 per cent over 2019. Noteworthy increases were also from chemicals (up $125 million or 8.5 per cent), and machinery (up $97 million or 5.0 per cent).

Transportation equipment manufacturing sales have declined considerably in 2020. Sales from the sub-sector were valued at $2.3 billion, a decrease of $1.0 billion or 29.4 per cent over 2019 sales. Other sub-sectors which declined include fabricated metal products (down $83 million or 8.0 per cent), as well as furniture (down $74 million or 12.8 per cent).

Total Manufacturing Sales, 2014–2020

Food Manufacturing, 2014-2020

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Transportation Equipment Manufacturing,

2014–2020

Retail Sales, 2014–2020

Retail and Wholesale Trade

Retail trade employed 68,700 workers in 2020, accounting for 10.9 per cent of all employees in Manitoba.

Despite the challenges associated with COVID-19 public health orders, retail sales in Manitoba were relatively strong in 2020, rising 0.8 per cent to over $21 billion. Manitoba closed the year in 2020 fifth overall in retail sales growth, highlighting the resiliency of local businesses.

Due to changes in spending patterns, sales from food and beverage stores outperformed all sub-sectors with an increase of $512 million or 11.4 per cent over 2019. Other sub-sectors experiencing growth include building material and garden equipment supplies (up $176 million or 11.5 per cent), miscellaneous store retailers (up $95 million or 18.2 per cent), and furniture and home furnishing stores (up $22 million or 3.8 per cent).

Retail sales decreased in gasoline ($-360 million or -13.3 per cent), motor vehicle and parts dealers (down $304 million or 5.6 per cent), and clothing and clothing accessories stores (down $282 million or 32.4 per cent).

Total wholesale trade sales increased 1.9 per cent in 2020. The modest growth is mostly due to increases in machinery, equipment and supplies (up $179 million or 4.7 per cent) and food, beverage, and tobacco (up $96 million or 2.6 per cent). Nationally, Manitoba ranked third overall in wholesale trade growth in 2020.

Retail Sales Growth by Province (%), 2020

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Agriculture

Agriculture represents 4.9 per cent of Manitoba’s real GDP, and food and beverage processing adds another 2.0 per cent. Given the scale of the sector, crops, livestock and processed food products account for almost 36.5 per cent of international merchandise exports.

Manitoba farm cash receipts were estimated at $6.8 billion for the year ending in the third quarter of 2020. Crops represent 62.1 per cent of total receipts, or $4.2 billion, and livestock represents 32.9 per cent, or $2.2 billion. The remaining five per cent was from direct payments ($344 million).

The impact of COVID-19 on the crop sector was initially disruptive to marketing for a few weeks during the spring lockdown; however, demand rebounded as buyers sought to build stocks of staple food products. High sales volumes for canola, oats, dry peas, sunflowers and flaxseed pushed crop receipts higher by 5.8 per cent for the year ending in the third quarter of 2020. Compared to the 2019 harvest, the 2020 harvest was a very solid outcome with many crops achieving yields ranking in the top three years.

Looking forward into 2021, demand for crops is anticipated to continue very strong as buyers remain intent on carrying higher stocks throughout the pandemic.

Thanks to the excellent harvest and record-setting transportation performance, marketing of Manitoba’s grains and oilseeds is moving quickly. Combined with stronger prices, particularly for canola and soybeans, crop receipts are on track for a banner year. Stronger prices heading into planting will encourage producers to aim for top yields in 2021.

Total Farm Cash Receipts, Annual Rolling Sum, 2017–2020

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International Merchandise Trade

Global trade challenges pertaining to COVID-19 have dampened Manitoba’s international exports, falling by 1.7 per cent in 2020 to $15.6 billion, down from a 2.2 per cent increase in 2019.

While many Manitoba exports faced challenges amidst the pandemic, agricultural-related industries fared well in 2020, with the value of domestic exports of farm, fishing and intermediate food products increasing by $656 million or 16.2 per cent in 2020. Leading this category were the exports of wheat (up $180 million or 15.7 per cent), pork (up $261 million or 26.0 per cent), and canola (up $294 million or 46.4 per cent).

International Merchandise Exports

to the United States (U.S.), 2011 to 2020

International Merchandise Exports to China,

2011 to 2020

However, due to COVID-19-related challenges in the province, domestic exports of motor vehicles and parts fell $341 million or 27.9 per cent in 2020. Also affected were the domestic exports of aircraft and other transportation equipment and parts, falling $311 million or 47.7 per cent.

In recent years, the domestic export value of pharmaceutical products (mainly to the U.S) has grown substantially, registering annual increases of $943 million in 2018, and $976 million in 2019. However, in 2020, its value has levelled off, falling $225 million or 9.7 per cent to $2.1 billion.

Manitoba exports to our largest trading partner, the U.S., decreased 9.6 per cent over 2019. However, the reduction in export sales to the U.S is offset by a 20.1 per cent increase in sales to other countries, such as Japan (13.9 per cent) and China (80.9 per cent).

The recently signed international trade agreements that eliminate or reduce tariffs with Europe (Canada- European Union Comprehensive Economic and Trade Agreement) and Asia-Pacific (Comprehensive and Progressive Agreement for Trans-Pacific), are expected to gain traction as demand conditions improve.

International Exports by Country, 2020

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COVID-19 Impact on Manitoba’s Population and Migration

Manitoba has the fifth largest population in Canada at 1,380,935 persons (January 1, 2021), or 3.6 per cent of Canada’s population. Manitoba’s population increased by 1.2 per cent annually over the last five years, was fifth highest among the provinces and tied with the national average.

Between January 1, 2020 and January 1, 2021, Manitoba’s population increased by 3,931 persons. The increase is below the 10-year average of 16,307 persons per year, as well as the 20-year average of 11,629 persons per year.

Manitoba’s median age of 37.6 years on July 1, 2020 is the second lowest median age among provinces, and below Canada’s 40.9 years. Manitoba’s relatively younger population bodes well for ongoing supply of labour for the province.

Since the inception of Manitoba’s Provincial Nominee Program (MPNP) in 1999, immigration has contributed an increasing number of new residents to the province. However, on March 18, 2020 the Government of Canada implemented travel restrictions aimed at reducing the spread of COVID-19. In addition, the implementation of COVID-19 related health and safety measures within Government of Canada offices impacted processing times for immigration applications and temporary resident permits.

COVID-19 related restrictions have resulted in fewer landed immigrants for Manitoba, causing a considerable decline in net international migration. In 2020, Manitoba gained only 8,628 immigrants. This is a decrease of 54.4 per cent compared to 2019 levels, and down 46.5 per cent when compared to the five-year average.

Manitoba’s net international migration for 2020 is down 53.5 per cent compared to 2019 levels, and a 44.1 per cent decrease from the five year average.

Fueled by declines in the number of temporary resident permit holders, other international migration (that is, the net change in the number of Canadian citizens returning from abroad, non-permanent residents and Canadians temporarily abroad) has declined from an average inflow, to an outflow for 2020.

Population Growth, Component Contributions

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Population Change –

Current Minus 5-Year Average

Across the country, population growth declined in 2020. Comparing a five-year population change average to 2020, Manitoba has fared slightly worse than the national average, with a downward shift of 10.8 persons per thousand population.

The precise impact that COVID-19 will have on Manitoba’s future growth is impossible to measure given the current level of uncertainty. However, it is likely that Manitoba’s population growth in the short-term will remain lower than recent historical averages.

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Economic Outlook

Although it will take time for the economy to fully recover from the grips of the pandemic, economic forecasts for the province in the short to medium-term are optimistic.

Since household spending is the largest component of total expenditures in the provincial economy, a significant build-up of household savings in 2020 is expected to accelerate economic recovery in the following years. Additionally, the Education Property Tax Rebate and other tax savings will put more money into the pockets of Manitobans. When the economy fully reopens, the timing of when Manitobans deploy these savings will help define the strength of the rebound.

The pandemic has revealed the fragile nature of global supply chain arrangements. Better safe guards for essential supplies are needed within Canada. Manitoba is a strong proponent in lifting interprovincial trade barriers. Before the pandemic, Manitoba removed six and narrowed one of its party-specific exceptions under the Canada Free Trade Agreement (CFTA). The recovery phase provides an opportunity to further advance internal trade.

Studies have shown that internal trade represents about one-fifth of Canada’s GDP, or around $385 billion and accounts for almost 40 per cent of provincial and territorial exports. Statistics Canada research shows trade barriers equate to a 6.9 per cent tariff within Canada.

According to the Bank of Canada, removing interprovincial trade barriers could add up to two-tenths of a percentage point to Canada’s potential output annually. This increased activity could raise real GDP by up to one per cent by 2025, or almost $1,500 per Canadian family. The potential benefits of the Canadian Free Trade Agreement could increase real GDP by almost 4 per cent, a much larger gain than expected from recently-signed international trade agreements, according to analysis by the International Monetary Fund.

The Bank of Canada also confirmed its intentions to maintain low interest rates until 2023, which will help to continue to stimulate the economy. However, the Canadian dollar has been appreciating in recent months. If the dollar continues to appreciate, it may undermine the international competitiveness of Manitoba goods and services and weigh down exports.

Uncertainty exists with the economic outlook. Optimism is contingent on managing COVID-19 cases, avoiding an acute third wave, and a swift vaccine rollout and other factors.

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In the United States, a new administration could help bolster already robust trade between Manitoba and the United States, especially if President Biden is able to kick-start a US economy that has also been dragged down by the pandemic. Economic growth is currently projected at 5.1 per cent in 2021, according to the International Monetary Fund. Additionally, President Biden’s climate change commitments and stimulus program could present increased export opportunities for Manitoba. However, the US government’s “Buy American” procurement policy that prioritizes US suppliers and workers for government contracts could create challenges for Manitoba exports.

The rollout of vaccines around the world raises hopes of a turnaround in the COVID-19 pandemic. Future waves, new variants of the virus, vaccine availability, and distribution pose ongoing challenges in limiting further impact on our healthcare and economy.

The uneven pace of the economic rebound among countries adds to the difficulty of a sustained global recovery in supply and demand conditions. Debt levels have increased for governments, businesses and households are squeezed by unexpected developments. These factors present significant uncertainty for the outlook.

Many countries are at different stages of dealing with the pandemic. Currently, China is experiencing broad based growth in domestic demand and international imports, with GDP growth projected at 8.1 per cent in 2021, the only major country to expect growth this year. Growth in the U.S. is expected to rebound from an additional fiscal stimulus package valued at approximately $1.9 trillion. A recovery in the Euro Area was recently reversed during the second wave of the virus, with growth expected at only 4.2 per cent in 2021.

The imbalance in economic recovery among key global regions will continue to influence sales and delivery of inputs for Manitoba businesses in 2021 and into 2022 and possibly later years. The Manitoba Finance Survey of Economic Forecasts indicates a strong economic rebound in 2021 with real GDP rising 4.1 per cent, followed by another solid year in 2022 of 3.6 per cent real growth. Nominal GDP is projected to grow 5.5 per cent in 2021 and 5.5 per cent in 2022.

However, considerable uncertainty exists with the economic outlook, and optimism is contingent on managing COVID-19 cases, avoiding an acute third wave, and a swift vaccine rollout and other factors. For example, if households maintain higher savings accumulated in 2020 or use savings to pay down existing debt, the pace and intensity of the recovery could be tempered.

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Evolving revisions to projected provincial GDP from the Survey of Economic Forecasts highlight the uncertainty of the full economic impacts of COVID-19 in Manitoba and the recovery in the years ahead. For example, provincial GDP was projected to grow 4.3 per cent in 2021 and 3.1 per cent in 2022 in the November 2020 survey. In the more recent February 2021 survey, provincial GDP growth was revised down to 4.1 per cent in 2021 and up to 3.6 per cent in 2022.

Revisions to Real GDP Growth Forecast, 2021

The graph further illustrates the uncertainty inherent in the economic recovery forecast. In 2021, the range in the forecast for real GDP growth is from a pessimistic 3.5 per cent to an optimistic 4.6 per cent. In 2022, the forecast range widens from 2.8 per cent to 4.2 per cent.

Range of Real GDP Forecasts

for Manitoba (%), 2020–2022

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Manitoba 2050 –

A Longer-term Outlook

Population growth is the starting point in any long-term scenario, because of its linkages to many productive economic factors (labour, entrepreneurship, land and capital stock).

Manitoba’s Population – Comparison of Scenarios

Manitoba is in a favourable demographic position entering into a long-term projection, having experienced accelerated growth from higher immigration levels over the past two decades. Projected population growth remains relatively strong over the next 30 years, even factoring in the impacts of COVID-19. By 2050, Manitoba’s population could range from 1.7 to 2.0 million, compared to 1.375 million in 2020.

The population growth of specific age groups will influence demand for sector-specific public services. Manitoba’s population is projected to age overall. Seniors are expected to increase from roughly 220 thousand in 2019 to over 350 thousand in 2050. During this period, seniors’ share of total population will rise from 16 to

19 per cent. Meanwhile, the ‘core working age’ cohort (i.e., 20-64 years old) share is projected to drop from 59 to 56 per cent.

An aging population will create new pressures on provincial finances and the demand for public services in the future. The ability to respond to increasing costs will depend on the province’s ability to raise revenue and the magnitude of cost pressures. Under an optimistic scenario with lower healthcare costs, the total demand and resulting expenditures for provincial public services is expected to grow at 3.7 per cent annually. As a comparison, the economy is projected to grow at 3.4 per cent per year.

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Illustrative Annual Growth in Manitoba Government Finances, 2021–2050

Several private forecasters, including the Conference Board of Canada, project annual healthcare cost growth to exceed 5 per cent. This is a reasonable assumption given past trends. Under an illustrative ‘worst case’ scenario where annual health spending rises at 5.5 per cent, growth in total public service expenditures increases to nearly 5 per cent per year, significantly outpacing government revenues. Without intervention, the deficit could swell to nearly $60 billion in 2050.

Failure to address the growing fiscal gap would require government to borrow, leading to higher levels of debt and larger debt-servicing costs. By 2050, under the annual 5.5 per cent health spending growth scenario, healthcare and debt interest payments could consume over 65 per cent of total government expenditures.

The Parliamentary Budget Officer (PBO) projects Manitoba’s net debt-to-GDP ratio to grow from the current level of 34 per cent in 2020 to nearly 115 per cent by 2050. The PBO’s projections are consistent with our estimates. Under 5.5 per cent annual health spending growth, our estimates suggest the net debt-to-GDP could climb further to approximately 200 per cent.

Comparison of Health, Other and Debt Payments

by 2050 ($B and % share of total budget)

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As illustrated by the Conference Board of Canada in the organization’s February 2020 report to Canada’s Premiers, given that the aging of Canada’s population will exert greater pressure on health expenditures and that uncertainty remains regarding the long-term impact of COVID-19 on health care costs, provincial and territorial health expenditures could conceivably grow at a greater pace than 5.0 per cent per year.

Although illustrative, this scenario is clearly not fiscally sustainable. This is why the Manitoba government is taking early action. Over the past few years, government has bent the cost curve while delivering programs and services more effectively and budgeting within our means. The transformation of our health care sector is a key element of this work, as is the work through the

Economic Growth Strategy to make our province more competitive and attractive to investors and workers.

Manitoba calls on the federal government to restore the federal-provincial health funding partnership by increasing the federal share to 35 per cent of total provincial health spending. Federal funding for healthcare that reflects provincial cost realities is particularly important in light of COVID-19.

Manitoba is the home of hope. We remain full of hope about our future together.

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Conclusion

The impacts of the pandemic on Manitoba and the world are unprecedented. It has left a significant impact on families and individuals, on their livelihoods and daily lives. All sectors of the economy were affected with a fiscal outcome for government that resulted in the largest deficit in living memory. And we continue to face the COVID-19 challenge and uncertainties heading into 2021 and beyond.

We have managed our budgets prudently and would have been on track with our pre-pandemic fiscal targets. We continue to invest in Manitobans’ priorities while taking unprecedented measures to protect Manitobans from COVID-19 and making strides towards a full recovery of our economy and society.

Manitobans are resilient, just like their government. We will persevere together.

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Appendix

 ECONOMIC INDICATORS, MANITOBA

	2016	2017	2018	2019	2020

Gross Domestic Product (a)

Nominal	67,298	71,285	73,086	73,814	71,195

Real (chained 2012 dollars)	64,549	66,670	67,670	68,060	64,454

Investment

Residential Construction (s.a.)	3,256	3,657	3,366	3,642	4,067

Housing Starts All Areas (Units)	5,318	7,501	7,376	6,946	7,314

Building Permits (s.a.)	2,626	2,986	2,974	3,554	3,014

Non-Res. Building Construction (s.a.)	1,711	1,754	1,889	2,110	2,294

Non-Res. Capital Investment (b)	8,862	9,140	9,392	9,476	7,771

Private Capital Investment	4,154	4,385	5,169	5,706	4,417

Public Capital Investment	4,708	4,755	4,223	3,771	3,354

Sectors

Manufacturing (s.a.)	17,892	19,308	19,355	19,274	18,661

Retail Trade (s.a.)	18,891	20,362	20,809	20,982	21,114

Wholesale Trade (s.a.)	17,814	18,956	19,224	18,425	18,775

Farm Cash Receipts	5,963	6,692	6,633	6,635	7,015

Crops	3,622	4,276	4,201	3,992	4,359

Livestock	2,119	2,238	2,252	2,388	2,361

Direct Payments	222	178	180	255	226

Mining and Petroleum	2,239	2,168	2,526	2,526	n/a

Foreign Merchandise Exports

Total	13,451	13,886	15,484	15,820	15,554

USA	9,144	8,957	10,925	11,991	10,835

Non-USA	4,306	4,928	4,559	3,829	4,719

Labour Market

Labour Force (000s)	672.3	678.4	690.5	692.4	685.8

Employment (000s)	630.9	641.8	649.0	655.4	630.9

Participation Rate (%)	67.4	66.9	67.2	66.6	65.5

Unemployment Rate (%)	6.2	5.4	6.0	5.3	8.0

Youth Unemployment Rate (%)	12.7	11.3	11.2	11.1	16.2

Average Weekly Earnings ($)	888.31	910.43	936.85	953.81	991.03

Compensation of Employees ($M)	33,443	34,947	36,110	36,900	35,856

Consumer Price Index

(2002=100)	128.4	130.5	133.8	136.8	137.5

Population

July 1st estimates (in thousands)	1,314.1	1,334.8	1,352.8	1,369.5	1,379.3

(s.a.) – Seasonally adjusted

(ytd) – year to date

(a) – 2016 to 2020 are from (MBS);

(b) – Based on Statistics Canada’s Capital and Repair Expenditure Survey (CAPEX)

Totals in the statistical tables may not add due to rounding.

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 ECONOMIC INDICATORS, MANITOBA

	2016	2017	2018	2019	2020

Gross Domestic Product

Nominal (MBS)	2.1	5.9	2.5	1.0	(3.5)

Real (chained 2012 dollars) (MBS)	1.4	3.3	1.5	0.6	(5.3)

Investment

Residential Construction (s.a)	2.5	12.3	(8.0)	8.2	11.7

Housing Starts All Areas	(3.3)	41.0	(1.7)	(5.8)	5.3

Building Permits (s.a.)	13.5	13.7	(0.4)	19.5	(15.2)

Non-Res. Building Construction (s.a.)	5.7	2.5	7.7	11.7	8.7

Non-Res. Capital Investment	(6.6)	3.1	2.8	0.9	(18.0)

Private Capital Investment	(15.1)	5.5	17.9	10.4	(22.6)

Public Capital Investment	2.3	1.0	(11.2)	(10.7)	(11.1)

Sectors

Manufacturing (s.a.)	1.1	7.9	0.2	(0.4)	(3.2)

Retail Trade (s.a.)	3.7	7.8	2.2	0.8	0.6

Wholesale Trade (s.a.)	3.5	6.4	1.4	(4.2)	1.9

Farm Cash Receipts	2.3	12.2	(0.9)	0.0	5.7

Crops	13.2	18.1	(1.8)	(5.0)	9.2

Livestock	(8.8)	5.6	0.7	6.0	(1.2)

Direct Payments	(27.2)	(19.7)	0.8	41.7	65.2

Mining and Petroleum	(27.7)	(3.2)	16.5	0.0	n/a

Foreign Merchandise Exports

Total	(2.2)	3.2	11.5	2.2	(1.7)

USA	(4.0)	(2.0)	22.0	9.8	(9.6)

Non-USA	2.0	14.4	(7.5)	(16.0)	23.2

Labour Market

Labour Force	0.3	0.9	1.8	0.3	(1.0)

Employment	(0.3)	1.7	1.1	1.0	(3.7)

Average Weekly Earnings	0.9	2.5	2.9	1.8	3.9

Compensation of Employees	1.0	4.5	3.3	2.2	(2.8)

Consumer Price Index

(2002=100)	1.3	1.6	2.5	2.2	0.5

Population

July 1st estimates (in thousands)	1.7	1.6	1.4	1.2	0.7

(s.a.) – Seasonally adjusted

(ytd) – year to date

(a) – 2016 to 2020 are from (MBS);

(b) – Based on Statistics Canada’s Capital and Repair Expenditure Survey (CAPEX)

Totals in the statistical tables may not add due to rounding.

128 | Budget 2021 – Fiscally Responsible Outcomes and Economic Growth Strategy

Mental Health Recovery and Healing for Manitobans

Introduction

Now more than ever, we need to respond rapidly and effectively to the evolving mental health and wellness landscape in our province.

The effects of untreated mental illness and the challenges associated with addictions and access to recovery supports require a more focused and coordinated approach to ensure that individual and societal impacts are mitigated.

Our approach will include a framework that highlights a significant delivery component in our health care system with a focus on integrated services, treatments and supports from partnering agencies and from other government departments including the Departments of Families, Justice, Education, and Indigenous and Northern Relations.

The public health response to COVID-19, including our immunization program will help Manitoba overcome the pandemic. However, it is clear that the mental health and general wellness impacts of the pandemic will continue to affect many Manitobans and can result in long-lasting negative health outcomes.

Both the Department of Health and Seniors Care and the new Department of Mental Health, Wellness and Recovery will work in collaboration to advance their mandates through an appropriate balance of prevention and care.

130 | Budget 2021 – Manitoba’s New Department of Mental Health, Wellness and Recovery

Creating the Department of Mental Health,

Wellness and Recovery – a Manitoba First

The next of many steps in our government’s response to improve life outcomes for Manitobans through recovery and healing is the establishment of a stand-alone department. Indeed, Manitoba is only the second province to create a dedicated ministry for mental health and wellness in Canada.

The mission of the department is to set a strategic direction and policies, fund services, and perform effective oversight of mental health, recovery and wellness programs within Manitoba. This includes services and programs for those Manitobans who are particularly vulnerable, diverse communities, and that span across homes, schools and workplaces.

Our work will address the findings of the 2018 Virgo Report, Improving Access and Coordination of Mental Health and Addictions Services: A Provincial Strategy for All Manitobans, which illustrated the difficulties in accessibility for mental health services and supports.

To accomplish these objectives, the new department will align and integrate services across all departments and agencies through a whole-of-government approach. It will deliver improvements and investments to increase access and provide additional services for Manitobans.

This shift to a centralized service delivery is intended to reduce duplication and costs, connect care more efficiently, improve collaboration and the use of technology and innovation.

“It’s very important to me that people can access culturally relevant, and appropriate services. This will be an important focus of the new department.” said Minister Gordon

Mental Health

Regardless of the kinds of services or supports

(such as mental health clinic, doctor’s office)

people start with, they are able to access other services or supports without too much difficulty

Percentage

Source: Improving Access and Coordination of Mental Health and Addictions Services: A Provincial Strategy for All Manitobans (the Virgo Report)

“Through my work in the health system, I know how important it is for people to get the right care at the right place, and at the right time.”

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Manitoba’s actions in Mental Health, Wellness and Recovery

The Manitoba government recognizes that programs and interventions that span service areas and communities are needed to address the mental health and wellbeing of all Manitobans. Government has invested nearly $50 million in twenty-eight different initiatives to improve mental health and recovery services throughout the province. This includes programs and services for youth through community groups and in schools, supports provided through the justice system and acute health-care services. The following highlights some of the key areas of our focus across this continuum.

Mental health supports in the child welfare system

Government is committed to transforming Manitoba’s child welfare system and recognizes that supporting the mental health of vulnerable children and their parents and caregivers is critical to preventing children from entering the care of child and family services (CFS). Key investments made by the Department of Families to support community based mental health initiatives include:

✓	Working in partnership with the Manitoba Advocate for Children and Youth and the Canadian Mental Health Association, government funds Thrival Kits, which incorporate evidence-based mental health promotion practices. These kits are distributed in Manitoba schools for children in grades 4 to 6.

✓	Through the StreetReach program, we are responding to the immediate safety needs of sexually exploited children and youth, integrating mental health and spiritual support into existing Winnipeg outreach teams. Through a partnership with the Manitoba Adolescent Treatment Centre, clinicians are supporting the program, and Neecheewam Inc. has partnered to hire a Spiritual Advisor. Additionally, in partnership with Macdonald Youth Services and Awasis CFS Agency, StreetReach continues to be expanded to Northern Manitoba.
✓	Additional funding is also being provided to enhance the service model for mental health assessments for vulnerable youth with complex needs in Thompson, Manitoba.

Community-based wellness supports

There is an integral need for community-based programs to mitigate CFS involvement and improve outcomes for at-risk children and families.

✓	In 2020/21, we matched $1.5 million raised by the United Way of Winnipeg towards supporting the For Every Family Initiative, which enhances preventative and community-based supports for families through increased funding to Family Resource Centres and the development of an interagency network of Resource Centres in Winnipeg.

✓	Additional funding support has been provided to Granny’s House, a community-based home in Winnipeg’s core area that provides temporary out-of-home respite for families. This approach provides timely and culturally-relevant support to families with children who are not in care to prevent child welfare involvement. The initiative is part of a community-driven approach to preventing children from entering care developed by Gwekaanimad, a consortium of community organizations in the North End of Winnipeg that supports children and their families to prevent or reduce involvement with the child welfare system.

Investing in recovery programs for vulnerable Manitobans

Government has also made a number of recent investments to address the growing need to support Manitobans who are transitioning to recovery.

✓	We provided $2.1 million to Siloam Mission, Riverwood Church Community Inc., and Tamarack Recovery Inc. to develop seventy supportive housing units, including on-site support services for people completing their addictions treatment.

132 | Budget 2021 – Manitoba’s New Department of Mental Health, Wellness and Recovery

✓	New provincial funding of $2.8 million to the City of Thompson to establish and operate a sobering centre will offer an effective alternative to police and hospital-based responses to public intoxication, while keeping Manitoban’s safe.

Recognizing the importance of mental health and addictions supports, our government is making important strides to enhance the continuum of recovery-related services for vulnerable children and their families.

✓	This includes supporting Neecheewam with up to $3.8 million for a new Indigenous-led treatment facility to support sexually exploited youth with complex needs, incorporating Indigenous ways of healing to reduce impacts of colonization and break the cycle of intergenerational trauma. This facility is set to open in spring 2021.

Financial support of $1.9 million is also provided for The Metis Child and Family Services Authority to work in partnership with their CFS agencies to develop a Community Addiction Response Team (CART), which connects family mentors to at-risk families with CFS and mental health and addictions support services to prevent CFS apprehension.

Recovery initiatives are also important for our vulnerable adults.

✓	Manitoba recently made legislative changes to how the drug Naloxone is classified to remove barriers to access and reduce opioid overdose deaths. This change improves accessibility for this high risk population. The Department Families will administer a new program with community-based agencies, coordinating purchase and distribution of Naloxone through these agencies.

A focus on mental health in the justice system

Manitoba Justice supports initiatives that improve mental health and addiction services for communities across the province by providing supports to individuals and their families experiencing the negative effects of substance use and/or mental health challenges:

✓	Investments enhance community mobilization and hubs, bringing together agencies and resources to help people in crisis. Community mobilization is effective in helping individuals improve their ability to address the issues that contribute to their criminal behaviour, and support the overall well-being of the community.

✓	The expansion of problem solving courts, including the addition of the Fetal Alcohol Spectrum Disorder court and expansion of the Drug Treatment Court. Outcomes achieved in Manitoba’s problem solving courts have been positive in addressing the root causes of criminal behaviours in some offenders before the criminal justice system.

✓	The Walking Bear Therapeutic Community at the Women’s Correctional Centre provides trauma and addictions therapy to women in provincial custody. This initiative is modeled on the successful Winding River Therapeutic Community at the Headingley Correctional Centre.

Therapeutic Communities offer programs that address areas of criminogenic risk and other areas of need – including education, cognitive behavioural interventions, life-skills and cultural supports (available through Indigenous Spiritual Care Providers). The treatment of alcohol abuse and other drugs is an important component in reducing recidivism.

✓	The HealthIM risk assessment tool is software that is installed in police vehicles and mobile devices. It is being expanded across the province to assist in assessing the risk of an individual in a mental health crisis and supports communication with community mental health sites on the most appropriate response.

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The system supports police to provide a more empathetic and evidence-based response to individuals suffering from a mental health crisis while protecting the safety of police and medical staff. It also substantially frees up police time by triaging individuals to more appropriate mental health and other supports in the community.

✓	In June 2020, Manitoba announced an investment to develop the Downtown Safety Partnership, now known as the Downtown Community Safety Partnership (DCSP). Pillars of the DCSP include a continuum of cohesive 24/7 support and non-emergency response to those in the community in need of support and assistance; partnerships and collaboration; and prevention and outreach focused on long-term solutions.

Ongoing partnerships and community collaborations will continue to enhance the DCSP’s programs and services and contribute to the continuum of service and care needed to ensure appropriate support is provided when needed.

Mental health and wellness in the education system

The COVID-19 pandemic has magnified the importance of engagement and well-being on student success and the importance of schools being equipped to provide the necessary supports for both students and staff. Key investments to support mental health initiatives in K-12 schools include:

✓	Beginning in January, 2020, the Manitoba Remote Learning Support Centre (RLSC) was launched, including mental health clinicians who are accessible by school staff, students and families to support well-being and positive mental health. In addition, the Project 11 curriculum was made available to teachers through the RLSC website. This curriculum aims to help students develop a stronger sense of mental wellness and a greater ability to cope with life’s challenges in a positive and healthy way.
✓	Kids Help Phone received funding to add up to 70 more classrooms for its Counsellor in the Classroom program and additional staff to respond to increased contacts from children and youth via text and Facebook. KHP telephone, text and Facebook supports are offered 24/7 in English and French.

✓	The Enhanced School Based Mental Health and Addictions program is in its second pilot year in three school divisions. Through the pilot, students gain access to enhanced mental health and addictions supports in their own schools by adding a Psychiatric Nurse, Addictions Support Worker and High Fidelity Wraparound Facilitator to the existing clinical team in each of the pilot divisions.

✓	Families and Schools Together (F&ST) is offered virtually through the summer months when many other resources are unavailable, to help mediate the mental health implications of social isolation and loneliness for vulnerable populations.

✓	500 educators were supported to participate in Sources of Strength Staff Wellness sessions, a strengths-based wellness program that celebrates resilience and teaches about help seeking, connection and belonging.

✓	Manitoba Education partnered with the Canadian Mental Health Association to provide new comprehensive and flexible programming to help protect and assist educators with mental health and wellness concerns including support from a service navigation specialist, peer support, and education and training opportunities for school staff all across Manitoba.

✓	A pilot of The Working Mind (TWM) targeted a sample of urban, rural and northern school divisions. Offered through the Mental Health Commission of Canada, TWM is an evidence-based program designed to promote mental health and reduce stigma around mental illness in the workplace.

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Manitoba-Canada Partnership on mental health and addictions

✓	Manitoba is also partnering with the federal government through a $400 million ten-year bilateral program to improve home and community care and mental health and addiction services.

✓	This agreement has played an important role in supporting some of the above-noted initiatives related to mental health, wellness and recovery,including an evaluation component to identify those projects that demonstrate success and that will be used to inform future planning.

A focus on the impacts of COVID-19

The COVID-19 pandemic has presented everyone with unique and unprecedented challenges that have affected the health and wellness of individuals and communities. Measuring the impacts can be challenging, but we are starting to gain an understanding of this based on key indicators and short-term trends related to mental health, addictions, prevention and wellness.

Some of the mental health impacts of COVID-19 have been reported through a nationwide survey administered by the Canadian Mental Health Association (CMHA). The survey results indicate that the second wave of the pandemic intensified feelings of stress and anxiety, causing alarming levels of despair, suicidal thoughts and hopelessness in the Canadian population. CMHA reported that from September 14 to 21, 2020, 8% of the people surveyed from Manitoba and Saskatchewan indicated they were having suicidal thoughts or feelings, and 2% were deliberately harming themselves.

Data on drug related deaths also paint a picture of the impacts of the pandemic in Manitoba. There were 257 drug-related deaths in Manitoba from January to September 2020. In comparison, there were 191 in all of 2019 and 187 in all of 2018. Fentanyl, cocaine, and methamphetamine have been the main drugs involved in this surge of drug-related deaths. During the pandemic, from April to August 2020 we also saw the monthly number of substance use related hospitalizations increase by 62%. Within the same time period, Winnipeg Fire and Paramedic Services (WFPS) saw a 125% increase in the administration of naloxone, a drug used to treat suspected opioid overdoses.

During the pandemic, the monthly number of calls for service to Winnipeg Police related to domestic and family trouble increased by 33% from February 2020 to May 2020. The Winnipeg Police Service also saw increases in disturbances/danger (a 51% increase), breaches/warrants

(a 40% increase) and violence (a 30% increase).

Setting the New Department up for Success

Even before the COVID-19 pandemic brought mental health issues to the forefront of the national conversation, mental illness was a critical issue in Manitoba. It is important that we ‘get it right’ in establishing this new ministry.

“Wellness encompasses many aspects of the human existence including physical, emotional, spiritual and mental health. We know that the pandemic has had a profound impact on individual and family wellness. It will be important that as leaders in the health system we take a whole of government approach to work with community partners to mitigate these impacts.” Dr. Brent Roussin, Chief Public Health Officer of Manitoba

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As we focus our efforts, our commitment to Manitobans includes

✓	Understanding and meeting the needs of partners and stakeholders, particularly in the wake of the pandemic and through the Virgo Report’s recommendations.

✓	Managing and mitigating the “echo pandemic” of mental health concerns that Manitobans are currently experiencing, and will likely experience for the near future.

✓	Responding to the evolving recovery landscape.

To ensure we meet our commitments, we will continue to look at the suite of existing provincial and provincially-funded programs. The budget for the department in the 2021/22 fiscal year is $341 million, with the majority of this funding dedicated to the many programs and related activities delivered by government and by provincially-funded agencies, partners and stakeholders across the mental health, wellness and recovery sectors.

Budgeted Expenditures for 2021/22

($000)

Source: Government of Manitoba

The overall funding level will be reviewed based on the work we are undertaking in the coming year, as outlined further below.

Amendments to the to the Mental Health Act earlier this year have also officially moved responsibility for the administration of the Act to the Minister of Mental Health, Wellness and Recovery from the Minister of Health and Seniors Care.

Informing our approach through public consultations

Our commitment to making Mental Health, Wellness and Recovery an effective and results-oriented department means that it is essential that partners and stakeholders contribute to its design.

In the coming year, the Minister will conduct consultations that will help us ensure services and programs are being appropriately housed, funded, and supported. We will work with stakeholders and partners to determine what is really needed in the field and examine our programs to determine gaps. The data we gather from those conversations will inform the future programming and structure of the department. We strongly believe that engagement and support from our communities is critical to the success of our vision.

Concurrent to the consultations, departments with mental health, wellness and recovery programming will be involved in an in-depth assessment and review of the outcomes of their current programs. We will also consider potential new programs, program expansions, and program amalgamations to ensure better outcomes can be achieved.

Conclusion

Mental Health and wellness is much more than the absence of a mental illness. Having good mental health means having a positive sense of well-being, as well as a belief in our own and others’ dignity and worth.

This is a complex undertaking and one that Manitoba is committed to carry out with resolve and effectiveness. Together and through the leadership of the Department of Mental Health, Wellness and Recovery we will address the ongoing and emerging impacts of the pandemic and focus on the longer-term vision to transform and improve the mental health systems in our province.

136 | Budget 2021 – Manitoba’s New Department of Mental Health, Wellness and Recovery

Introduction

Budget 2021 reflects the Manitoba government’s commitment to recover if not surpass the progress achieved in reducing poverty prior to the COVID-19 pandemic. Amid the fiscal challenges created by the pandemic, Manitoba will continue to make important investments focused on getting Manitobans back to work and ensuring continued supports for vulnerable Manitobans.

Prior to the pandemic, Manitoba had achieved notable progress in reducing poverty. Using the latest available data on the Market Basket Measure of Low Income (Canada’s official poverty measure), the poverty rate in Manitoba declined by approximately 19 per cent in 2019 compared to the baseline year of 2015. The improvement in poverty rate was even more significant among children. The child poverty rate declined by 25 per cent, from 19.2 per cent in 2015 to 14.4 per cent in 2019.

As the pandemic has brought economic disruptions, the government is committed to helping Manitobans regain their livelihood. Manitoba is investing in priority areas identified in Pathways to a Better Future: Manitoba’s Poverty Reduction Strategy. These investments will help empower individuals and families to achieve financial security, and support those in greatest need. Key investments will be made in the areas of job creation, learning and employment supports, disability income support, modern child care system, supporting youth transition from care, and community-based projects. As the impact of the pandemic is expected to continue into 2021/22, these investments also include essential supports for the basic needs and protection of low-income and vulnerable Manitobans.

The Manitoba government is working hard and moving forward in 2021/22 to put the province back on the road to create a better life for Manitobans.

There were 11,000 fewer Manitoba children living in poverty in 2019 than in 2015.

138 | Budget 2021 – Manitoba’s Poverty Reduction Strategy

Poverty Reduction Strategy

Budget 2021 continues to put into action the priorities and goals of Pathways to a Better Future: Manitoba’s Poverty Reduction Strategy. Launched on March 4, 2019, Pathways to a Better Future is an inclusive, outcomes-driven strategy that takes a whole-of-government approach, and is grounded in the understanding that reducing poverty is a shared responsibility.

The strategy sets a primary target of reducing child poverty rate by 25 per cent by 2025 compared to the baseline year of 2015 using the Market Basket Measure (MBM). It also includes a set of 13 indicators to measure progress in reducing poverty.

Manitoba achieved its primary poverty reduction target in 2019 (the year with most recent MBM data available). As shown in the table below, the child poverty rate in 2019 was 25 per cent lower than 2015 based on the MBM. There were 11,000 fewer Manitoban children living in poverty in 2019 than in 2015. In the year ahead, the Manitoba government is committed to restore back the significant progress already achieved and create a better life for all Manitobans. Table 1 shows a more detailed information on poverty rates for various demographic groups.

TABLE 1: LOW INCOME IN MANITOBA, 2015–2019, STATISTICS CANADA, MARKET BASKET MEASURE11

							Per Cent Change

		2015	2016	2017	2018	2019	2015 to 2019	2018 to 2019

All Manitobans	Rate, per cent	14.0	12.3	11.0	10.9	11.4	-18.6	4.6
	Rank (1 is best)	5	5	3	4	8
	Number	169,000	151,000	137,000	137,000	145,000	-14.2	5.8

	Rate, per cent	19.2	15.6	12.7	13.1	14.4	-25.0	9.9
Children	Rank (1 is best)	8	7	5	9	9
	Number	51,000	42,000	34,000	36,000	40,000	-21.6	11.1
Seniors	Rate, per cent	5.9	4.9	5.4	5.8	5.4	-8.5	-6.9
	Rank (1 is best)	2	2	2	7	3
	Number	11,000	9,000	10,000	12,000	11,000	0.0	-8.3
Persons in Lone-Parent Families	Rate, per cent	45.0	38.8	28.1	31.4	32.4	-28.0	3.2
	Rank (1 is best)	7	6	4	7	7
	Number	24,000	23,000	19,000	18,000	19,000	-20.8	5.6

[1]

Data based on 2018–base Market Basket Measure (MBM) series released by Statistics Canada on September 8, 2020, reflecting an updated methodology. Data shown differ from data earlier reported because of change in methodology.

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In 2021, the Manitoba government makes investments in six priority areas of the strategy:

1.	Investing in Manitoba’s future prosperity through supports to children and youth

2.	Working together to improve health outcomes and standard of living

3.	Promoting economic inclusion through employment, education and training

4.	Facilitating partnerships and supporting community-based organizations

5.	Strengthening client-centered service delivery, and

6.	Making positive change through social innovation

At the heart of these investments are government actions focused on helping Manitobans get back to work, and ensuring that those in greatest need are provided with continued support to face the adversity that the pandemic may continue to bring into 2021/22.

The poverty rate in Manitoba declined by approximately 19 per cent in 2019 compared to the baseline year of 2015.

140 | Budget 2021 – Manitoba’s Poverty Reduction Strategy

Highlights of Government

Actions in Priority Areas

Investing in Manitoba’s Future Prosperity Through

Supports to Children and Youth

Modern Child Care System

The Manitoba government is committed to creating a modern child care system and funding model that will enable and support the child care sector to grow in line with demand from Manitoba families. The government is also seeking to provide greater equity in the type of support given to families, and offer choices and flexibility that reflects the needs and challenges facing today’s parents.

The government put into effect regulatory changes that support a modern child care system for Manitoba. The new regulations set out under Bill 9, the Community Child Care Standards Act (Enhanced Powers Respecting Governance and Accountability), streamline the licensing process for child-care centres, strengthen provisions related to health and safety, better support inclusion and accessibility for children, and ensure financial accountability for child care subsidies.

New and innovative funding for child care

Manitoba received $15.6 million per year from 2017/18 to 2019/20 ($46.8 million total) under the Canada-Manitoba Early Learning and Child Care (ELCC) Agreement to enhance and expand regulated ELCC services for children under six. Manitoba and federal officials agreed to extend the agreement including the $15.6 million funding for another year until March 2021. In 2021/22, Canada and Manitoba will enter negotiations for a new, multi-year ELCC bilateral agreement to continue to support the development of child care services in Manitoba.

Integral to the plan to help parents return to work, Manitoba is providing innovative funding and grant programs for child care providers to deliver the child care services that families would need. The Child Care Centre Development Tax Credit is an innovative way of fostering private sector partnerships. Up to 682 child care spaces are supported by the tax credit at an annual cost of approximately $1.4 million. There has been significant, positive interest in the tax credit.

The new Child Care Sustainability Trust will support a variety of innovative projects at child care facilities including programming and infrastructure improvements, equipment, and professional development and learning opportunities for staff, with the goal of enhancing inclusive and accessible services.

The Manitoba government partnered with Manitoba Chamber of Commerce and Winnipeg Chamber of Commerce for $8.5 million in new grant programs to provide families with more choices in child care services, while supporting the longer-term sustainability of child care providers. This includes a new Workplace Child Care Start-up grant that provides eligible applicants who open a child care or childminding program with a one-time grant of $5,000 per full-time space as per the capacity indicated in their business plan. Corporations that apply for the Child Care Centre Development Tax Credit may also be eligible for this grant.

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Kindergarten to Grade 12 Review Response

Poverty and education are intricately intertwined. A good educational foundation from kindergarten to high school is a pathway to a better life that could break the cycle of poverty. On the other hand, poverty is a barrier that negatively affects student’s ability to succeed in school.

Recognizing this interrelationship and in response to the Kindergarten to Grade 12 review, the Manitoba government is establishing a Task Force, in connection with the Poverty Reduction Committee and Strategy, to work across government departments and with communities, students and parents to examine linkages between poverty and education and determine best practices to improve outcomes for all students.

Working Together to Improve Health

Outcomes and Standard of Living

New Disability Income Program

Following the online and in-person consultations with Manitobans, the government continues to develop a new income support program for persons with severe and prolonged disabilities. This new program will be separate and distinct from Employment and Income Assistance (EIA).

Feedback during consultation emphasized the need for continued support for persons with severe and prolonged disabilities. The new program focuses on providing inclusive and accessible services that address the needs of Manitobans with severe and prolonged disabilities who often face barriers to paid employment.

Rent Assist

The Manitoba government continues to provide Rent Assist, an innovative rental supplement program for low-income Manitobans. The Rent Assist program has been successful in improving the housing situations of thousands of low-income tenant households in Manitoba.

Rent Assist provides rental assistance to low-income Manitobans in receipt of EIA, and to eligible low-income renters not on EIA. For EIA participants, Rent Assist benefit is included as part of the household’s monthly income assistance. For participants not on EIA, Rent Assist has provided an essential increase in income.

EIA Rent Assist for individuals not on EIA and renting in the private market supports approximately 7,945 households as of March 2021, an increase of approximately 3,200 households since March 2015. The provincial expenditures in Rent Assist for households renting in the private market and not receiving EIA have been increasing as shown in Table 2:

TABLE 2: RENT ASSIST EXPENDITURES FOR HOUSEHOLDS RENTING IN THE PRIVATE MARKET AND NOT RECEIVING EIA

Fiscal Year	Average monthly benefits paid (Senior)	Average monthly benefits paid (Family)	Average monthly benefits paid (Disability)	Average monthly benefits paid (General)	Expenditures (Total 000)

2017/18[1]	$196	$437	$288	$330	$30,547

2018/19[2]	$187	$463	$283	$337	$32,841

2019/20	$209	$503	$299	$342	$35,724

1	Averages for 2017/18 calculated with data from May to March due to a batching issue in April.

2	Averages for 2018/19 calculated excluding June due to a batching issue.

In 2021/22, the Manitoba government will reinvest $11.6 million in savings from the Education Property Tax Credit into Rent Assist. With this new investment, Rent Assist benefits will be indexed to 80 per cent of median market rent for households not on EIA who are renting in the private market. This is an increase from the current indexation rate of 75 per cent of median market rent. For an average Rent Assist recipient, this will result in a benefit increase of seven to 11 percent. This investment will ensure that more Manitobans have access to safe, appropriate, and affordable rental housing.

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Education Property Tax Rebate and Rent Controls

The government recognizes that Manitobans need tax relief amid the adverse financial impact of the pandemic. Beginning in 2021, Manitoba will begin phasing out the education property taxes that are included on annual property tax statements by implementing the Education Property Tax Rebate.

Property owners will continue to pay education property taxes but will receive a 25 per cent rebate of the school division special levy payable in 2021. No application will be necessary by property owners as the Education Property Tax Rebate cheque will be automatically sent by the province in the same month (or earlier) that municipal property taxes are due.

Existing education property tax offsets including the Education Property Tax Credit, Seniors School Tax Rebate and Seniors Education Property Tax Credit will be proportionately reduced by 25 per cent in 2021.

As landlords of residential buildings will benefit from the 25 per cent rebate and to account for the 25 per cent proportional reduction in the education property tax offsets, Manitoba will set the annual rent guidelines at 0 per cent for 2022 and 2023. If material improvements are made to a property, landlords will still be able to apply for an above-guideline rent increase. The Education Property Tax Rebate amount received by landlords will be considered prior to approving an above-guideline rent increase.

Using a 1.6 per cent increase for comparison purposes, monthly rent of $1,200 would remain at $14,400 annually in 2022 versus $14,630. The following illustrative example demonstrates that the savings from setting rent guidelines to 0 per cent will offset the reduction in the education property tax credit and protect renters with a net cost decrease.

Example Comparing 2022 Rent Amounts

     Dollars

       Source: Manitoba Finance

Tax Changes – Increasing Family Income

The Manitoba government is committed to reducing the tax burden on Manitobans while strengthening the services that families and individuals depend on. Manitoba’s Personal Income Tax Brackets and the Basic Personal Amount will increase by 1.0 per cent for the 2021 taxation year as they are indexed to the Manitoba Consumer Price Index. As a result, an estimated 1,530 taxpayers are removed from the 2021 tax rolls. Table 3 shows information on the Basic Personal Amount and the number of Manitobans removed from the tax rolls for the period 2017–2022f:

 TABLE 3: BASIC PERSONAL AMOUNT AND MANITOBANS REMOVED FROM TAX ROLLS, 2017–2022F, MANITOBA

Tax Year	Basic Personal Amount	Manitobans Removed from Tax Rolls (Year-over-Year)	Manitobans Removed from Tax Rolls (Cumulative)	Indexation Factor

2017	$9,271	2,150	2,150	1.5%

2018	$9,382	1,750	3,900	1.2%

2019	$9,626	3,800	7,700	2.6%

2020	$9,838	3,300	11,000	2.2%

2021	$9,936	1,530	12,530	1.0%

2022[f]	$10,075	2,170	14,700	1.4%

f – Forecast and subject to change

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Youth-led Mental Health and Addictions Initiative

The Manitoba government is investing more than $675,000 over three years in a successful youth-led mental health and addictions prevention program. The new funding will support PAX Dream Makers, a youth engagement and leadership initiative that will provide two years of training and engagement to an additional 88 youth from Northern First Nation communities, Rolling River and other school divisions. These youth will become PAX Dream Makers and interact with children and youth in their schools and communities, inspiring more than 800 other young Manitobans.

Mental Health, Wellness and Recovery

The Manitoba government has created a new Department of Mental Health, Wellness and Recovery. The new department will ensure a whole-of-government approach to providing mental health policy and programs supports, as well as programming that promotes wellness and disease prevention. This will include proactive supports for mental health and addictions care and expanded access to counselling through virtual health and other technologies.

New mental health and addictions initiatives for children and youth will provide greater access to high-quality services and reduction in wait times for services. These initiatives will close critical service gaps for vulnerable children and youth, including those aging out of care, and for those in remote communities. The Manitoba government will engage youth, parents and other stakeholders through an Advisory Committee on the Mental Health of Children and Youth.

The Manitoba government will engage youth, parents and other stakeholders through an Advisory Committee on the Mental Health of Children and Youth.

Rent Bank

The Manitoba Housing and Renewal Corporation is partnering with the Manitoba Non-Profit Housing Association (MNPHA) to establish a rent bank for low-to moderate-income Manitoba households. The Manitoba Rent Bank will help provide housing stability and support for renters experiencing financial hardship, particularly during the COVID-19 pandemic. The rent bank will be administered by MNPHA and will provide fast-access, repayable loans to households in order to bridge a temporary interruption of income.

Housing Benefit for Youth Leaving Care and Other Vulnerable Manitobans

The federal and provincial governments are investing $17.5 million in housing benefits over the next two years, and $154 million over the next eight years to provide safe and affordable housing to vulnerable Manitobans. This includes more than $8.7 million in new funding available through the Canada-Manitoba Housing Benefit and another $8.7 million in provincial cost-matching. In addition, the Department of Families is bringing together a number of supports for youth transitioning from care. These are wrap-around services across different systems of support, including a housing benefit, child and family services benefits under the Interdependent and Independent Living programs, income assistance, employment and education supports, health supports, and mentorship.

Key beneficiaries of this housing support are young adults who are transitioning out of or have recently aged out of the child welfare system, people who are or at risk of becoming homeless, and individuals dealing with mental health or addictions issues and living in designated supportive housing buildings.

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Addressing Homelessness

The Manitoba government invests more than $14 million annually to address issues related to homelessness. Supports range from emergency shelter space to rent supplements for vulnerable Manitobans living in the private market. A partnership with Resource Assistance for Youth provides units in Manitoba Housing buildings for youth leaving the care of Child and Family Services and youth experiencing homelessness. Homeless Outreach Mentors throughout Manitoba work with homeless individuals to access and maintain housing and other supports.

The Manitoba government also funds End Homelessness Winnipeg to lead the implementation of Winnipeg’s 10-Year Plan to End Homelessness and to coordinate the work of Winnipeg’s homeless-serving sector.

Northern Healthy Foods Initiative

The Northern Healthy Foods Initiative (NHFI) supports local and regional projects that contribute to the development of culturally relevant, healthy food systems, while improving the health and well-being of Manitobans. NHFI goals are to improve sustainable access to healthy and culturally appropriate foods in Manitoba’s north and strengthen community-led food security efforts. The current NHFI program has made a positive impact in many communities. However, food insecurity issues in northern and remote communities persist and there is more work yet to be done.

The Manitoba government invests more than $14 million annually to address issues related to homelessness.

Promoting Economic Inclusion through Employment, Education and Training

New Labour Market Agreement

Under two Canada-Manitoba labour market transfer agreements, Canada provides funds annually to support the delivery of employment programs and services for unemployed and underemployed workers, upskilling Manitobans to become job ready. The department will leverage these additional funds to meet Manitoba’s needs in our economic recovery, helping to get Manitobans back to work and preparing them for the jobs of the future.

Remote Learning Support Centre

The Manitoba Remote Learning Support Centre has officially launched with resources and staff available to help facilitate high-quality remote learning throughout the 2020/21 school year and beyond. The centre provides support to educators, students and families; addresses varied remote learning capacity across the province; avoids duplication of effort and reduces workload for educators.

The overall goal of the centre is to ensure that all students have access to and engage in high-quality learning, regardless of the circumstances posed by COVID-19.

Futurpreneur Youth Pandemic Recovery Project

The Manitoba government is providing $750,000 to Futurpreneur Youth Pandemic Recovery Project to support a three-year project to combat the economic effects of COVID-19. The project will support young entrepreneurs who are an integral part of the plan to restart the economy.

Manitoba’s support will leverage a total of $4 million in federal government and private-sector investments and is expected to result in 150 new businesses and 400 jobs over three years. The project will provide young entrepreneurs with access to financing, hands-on support from Futurpreneur business experts, up to two years of mentorship from one of Futurpreneur’s volunteer mentors, as well as tailored programs and specialized resources designed to make small businesses grow.

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4-H Scholarship

The Manitoba government is investing $1 million to establish a new 4-H Manitoba Scholarship Program that will provide post-secondary scholarships to current and former 4-H members to further their post-secondary studies.

The 4-H Program has a long and successful history of providing opportunities for Manitoba’s youth to develop skills ranging from leadership, communication, agriculture and environmental sustainability.

The province is working together with the Brandon Area Community Foundation and the Manitoba 4-H Council to create an endowment fund for the 4-H Manitoba Scholarship Program. It is anticipated the endowment will support $42,000 in scholarships annually, starting in 2021.

Community Schools Program

The Manitoba government expanded the Community Schools Program (CSP) through increases in funding totalling $417,000 in 2019/20 and $595,000 in each of 2020/21 and 2021/22.

CSP supports the capacity of schools as hubs within communities to strategically gather and deploy school-community services and resources in ways that attain better outcomes for students, families and neighbourhoods that have concentrated disadvantages. Thirteen current K-6 CSP schools received an increase in funding by $15,000 (from $65,000 to $80,000). Five new CSP schools were selected, receiving $80,000 per site per year.

Path to Employment Through Skills Training

The Manitoba government provides employment and training assistance that supports newcomers through the Refugee Employment Development Initiative. Programming provides sector-specific language training and occupation-specific skills training in a variety of sectors.

Youth aging out of the child welfare system face unique challenges. The Manitoba government supports a suite of programming including the Futures Forward program to help youth currently or formerly in care pursue and achieve their educational and career goals.

The Manitoba government delivers employment and training programs and services to low-income Manitobans that supports labour market integration and supports individuals to pursue post-secondary and labour market training leading to employment.

Creating Jobs through Grant Funding to Businesses

Manitoba is investing in businesses to create new jobs and stimulate economic growth to help Manitobans regain their livelihood that has been disrupted by the pandemic. Grant funding initiatives of the government include:

•	$5.1 million grant funding to six companies (Heartland; Avena; Hylife; Richardson Milling; Delmare; Buffalo Creek) between 2020/21 to 2022/23, with three companies contributing to 23 new full-time positions upon project completion and an additional 100 being created over the next three years.

•	$1.9 million grant funding to three companies (MDI; Edibles and Infusions Corp.; High Noon Investment) between 2019/20 to 2021/22, contributing to 90 new full-time positions with an additional 45 being created over the next three years.

•	$923,000 grant funding to five companies (Parmalat; Overton; Spenst Bros; Nutri-Pea; BioScision) between 2020/21 and 2021/22, with three companies contributing 51 new full-time positions upon project completion and an additional 55 being created over the next three years.

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•	$311,000 grant funding to ten companies (Patent 5 Inc., Now That’s Fresh Inc., The Little Red Barn Inc., Ash Apiaries Ltd., Perfect Pierogies Ltd., Little Brown Jug Brewing Company Ltd., River Valley Specialty Farms Inc., Natural Proteins, Spring Creek Farm, Old Church Bakery) between 2020/21 to 2021/22, with these companies contributing to 24 new full-time positions upon project completion and an additional 59 being created over the next three years.

•	$216,000 grant funding to ten companies (Smile Pinoy Foods, Nadeau Seeds Inc., Winkler Meats Ltd., Naleway Foods Ltd., 6381023 Manitoba Ltd o/a True North Foods, SWM International, Loaf and Honey, Timothy’s Country Butcher Shop, Juice Me, Bee Boyzz Honey) between 2020/21 to 2021/22, with these companies contributing to nine new full-time positions upon project completion and an additional 30 being created over the next three years.

•	$6.1 million in Industry Expansion funding to seven companies (Standard Aero, Canada Goose, Bold Innovation/Commerce, Parian Logistics, Merit Functional Foods, Simplot and Edibles and Infusions) between 2018/19 to 2022/23 contributing to the creation of 1,534 new full-time positions.

In addition, five companies are receiving more than $290,000 under the Innovation Growth Program of the government. These companies are Datomar Labs Inc., Agronomix Software Inc., Precision ADM Inc., Push Bar Solutions Limited, and Quik-Therm Insulation Solutions. These companies are forecasting the addition of 99 new full-time jobs.

Facilitating Partnerships and Supporting Community-Based Organizations

Community-Emergency Department Violence Intervention Program

The Manitoba government is investing $1 million over 2020/21 to 2021/22 in the Community-Emergency Department Violence Intervention Program (CEDVIP) to provide assistance to youth and young adults, aged 14-29 years, who present with violence-related injuries to the Health Sciences Centre Adult and Child Emergency Departments. The goal of the initiative is to decrease future incidences of violence and reoccurrence of emergency visits by addressing issues that put youth and young adults at risk. Individuals who accept CEDVIP services receive wraparound care in the community for approximately one year.

CEDVIP includes flexible timely connections on site in the emergency departments, a trauma-informed individualized support model, connection to Indigenous culture/services, capacity for crisis response, and flexible participation time frames. The program model integrates the CEDVIP team with existing community area services to create a comprehensive plan of care; partners with the Health Outreach and Community Support team for additional supports; increases community partnerships for participant supports; and utilizes a proven approach for addressing social issues.

The Futures Forward program helps youth currently or formerly in care pursue and achieve their educational and career goals.

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Enhanced Community Mobilization and Community Safety and Wellbeing

The Manitoba government is committed to the expansion and enhancement of Community Mobilization initiatives and Community Safety and Wellbeing in Manitoba. To date, $1 million has been committed to community mobilization efforts. These funds provide communities with the resources they need to better coordinate services and enhance collaborative practices.

In addition, Manitoba provided $85,000 (2019/20 – 2020/21) to the City of Thompson for the development and implementation of a Community Safety and Wellbeing Plan. Through this process, the City of Thompson has identified several priority areas to focus collective efforts and improve safety and wellbeing.

Community Mobilization is a multi-sectoral collaborative approach to community safety that brings together social services to provide a coordinated response to individuals and families at-risk. These efforts improve outcomes in the areas of education and employment, housing, family wellbeing and reduces contact with the justice system by addressing root causes.

Community Mobilization is a multi-sectoral collaborative approach to community safety that brings together social services to provide a coordinated response to individuals and families at-risk.

Fetal Alcohol Spectrum Disorder (FASD) for Young Adults Involved in Justice System

Manitoba puts into action a new three-year pilot project that provides FASD assessments and diagnoses to young adults aged 18 to 25 years who have come into contact with the law, with the goal of reducing future involvement with the justice system through better access to programs and supports. The project receives more than $330,000 in provincial funding, as well as more than $375,000 in in-kind support for staffing, training and other provisions.

Access to FASD assessments will provide better outcomes to participating young adults, the justice system and communities. An FASD diagnosis can help connect people with more comprehensive supports and resources.

Community Helpers Program

Manitoba is investing more than $1 million in a new community-helpers program designed to help keep families together by matching them with community-based support workers who can help them feel supported, valued and connected to the resources they need.

Two community-led partnerships chosen through competitive grant process to lead this work are:

•	Ma Mawi Wi Chi Itata Centre Inc., Macdonald Youth Services and Fearless R2W, and

•	Wahbung Abinoonjiiiag Inc., Blue Thunderbird Family Care Inc., Andrews Street Family Centre Inc., Mount Carmel Clinic and The Winnipeg Boldness Project.

Through family-led planning, in-home crisis counselling and skill-building exercises, the community helpers will provide children and caregivers with tools and supports to help prevent or limit involvement with the child welfare system. Community helpers may also work with children who have been placed in care to help ensure they are stable and safe.

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Building Sustainable Communities Program

The Manitoba government continues to invest in Building Sustainable Program that fosters thriving sustainable communities while modernizing and simplifying the way organizations access grant funding. Grant assistance in partnership with other funders will leverage investments to provide a high quality of life for Manitobans. Program areas include planning activities, organizational capacity building projects, community and regional initiatives, and capital infrastructure to extend, improve or enhance existing public use facilities and spaces. In 2020/21, a total of 352 projects were approved under the program. These projects support municipalities, non-profit and community-led organizations and represent a provincial commitment of $10.5 million.

Urban/Hometown Green Team Program

Manitoba remains committed to supporting the Urban/ Hometown Green Team Program that helps students gain critical work experience, supports employers, and helps to build the economy. In 2020/21, a total of 805 projects were approved under the program. These projects provide grants to non-profit organizations and municipal governments to hire youth between the ages of 15 and 29 and represent a provincial commitment of $8.7 million.

Strengthening Client-Centred Service Delivery

Restorative Justice and Victim Services

In 2021/22, Manitoba continues to support Restorative Justice as an important initiative to support public safety, reduce delay in court system and ultimately reduce reliance on incarceration, especially in the case of Indigenous offenders. In appropriate cases, Restorative Justice leads to timelier and more meaningful consequences for offenders and victims than the often costly and complicated formal criminal process.

Manitoba’s Victims Services is developing a Family Information Liaison Unit to provide support to families of Missing and Murdered Indigenous Women and Girls (MMIWG) as a parallel investment to the National Inquiry. This supports a Family Liaison Contact position that is housed within the Winnipeg Police Service, providing service and supports to MMIWG families within Winnipeg; and one position within the RCMP as part of Project Devote. This approach provides a smooth continuum of support and collaborative services between community and government.

Family Law Modernization

The Manitoba government is committed to modernizing family law services through legislative change and service innovations with the goals of improving access to justice, lessening the social cost of conflict and improving ease and affordability.

The province continues to help Manitobans navigate family law matters with the new Family Law Manitoba website, a centralized information hub. Manitoba families benefit from the new single-window intake, triage and referral, early resolution support from family guides with expertise in intimate partner violence, mediation and family law/court operations and expanded child support and maintenance enforcement services.

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Making Positive Change Through Social Innovation

Social Impact Bonds

In April 2021, the Manitoba government is launching a new Social Impact Bond (SIB) dedicated to helping people quit smoking in partnership with Pharmacists Manitoba. Under this SIB, Shoppers Drug Mart will invest $2 million over three years to fund activities around smoking cessation, including counselling and nicotine replacement therapies. The bond was previously set to launch in April 2020 however was postponed due to the emerging COVID-19 pandemic.

The goal of the SIB is to enroll at least 4,500 smokers over a three-year period, based on their readiness to quit and to ensure a minimum of 12 per cent quit smoking with the support of one of more than 500 Manitoba pharmacists trained in smoking cessation. Increasing the number of Manitobans who successfully quit smoking could save the province more than $1 million annually in lower health-care costs.

The Manitoba government is also delivering an important project aimed at reducing youth recidivism through a SIB. In this project, the SIB is intended to reduce recidivism in youth between the ages 12 to 18 years who are currently involved with restorative justice, community supervision orders and/or in custody. The program uses a holistic approach grounded on Indigenous traditions and knowledge, and seeks to include youth’s natural and found families. It also supports the skills, education and mental health needs of youth.

The province is providing up to $460,000 for a site in Winnipeg, and up to $230,000 for a site in Thompson for each of the three years of the project, inclusive of program and evaluation costs.

These projects build on the success of Manitoba’s first SIB, Restoring the Sacred Bond (RSB), launched in September 2019 to decrease child apprehensions and the duration of time children spend in care. Led by the Southern First Nations of Network Care, RSB is a pilot project matching Indigenous Birth Helpers with up to 200 Indigenous mothers who are at risk of having their infant apprehended. In January 2021, a preliminary internal evaluation was conducted. Early results indicate that RSB is effective in reducing the number of days in care for the children of mothers enrolled in RSB. An external evaluation will be conducted upon completion of the pilot project.

Mothering Project

The Manitoba government is expanding capacity of the Mothering Project (Manito Ikwe Kagiikwe) at Mount Carmel Clinic, ensuring better health and family outcomes for at-risk women and their children as part of a commitment to end the use of birth alerts. The province commits $350,000 annually to Mount Carmel Clinic annually, beginning 2021/22 to ensure that expanded services continue.

The project helps connect vulnerable mothers with services and programs to support health and wellness for themselves and their children. Culturally safe supports are available during pregnancy and throughout their children’s early years including pre-natal care, health services, drop-in programs, healthy meals and nutritional learning, parenting groups, child development supports and child care services, access to Indigenous ceremonies and teachings, and other basic needs.

Increasing the number of Manitobans who successfully quit smoking could save the province more than $1 million annually in lower healthcare costs.

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COVID-19 Response:

Supports to Low-Income

and Vulnerable Manitobans

In 2021, the province’s main priority continues to be the health and safety of Manitobans. The Manitoba government will build upon existing efforts to prevent the spread of COVID-19, with a focus on groups most at risk to contract it, and to experience severe illness and poor outcomes.

Fast Pass Testing Centre Pilot Program for Teachers and Staff Working in Schools

To enable faster contact tracing and help reduce spread in schools and the community, the Manitoba government is piloting a new COVID-19 Fast Pass Testing Centre. The centre offers appointment-based rapid tests for staff who work directly with students in schools. As the site scales up operations, government intends to expand eligibility to other priority groups. If the evaluation of the pilot program show positive results, new Fast Pass sites may be established to serve other areas of the province.

COVID-19 Immunization Super Sites

The Manitoba government is committed to establishing super sites to reach as many individuals as possible with life-saving vaccines, including low-income and vulnerable Manitobans. As the province’s vaccine supply grows, the number of vaccination sites will expand beyond the RBC Convention Centre in Winnipeg, Keystone Centre in Brandon, and the Thompson airport site.

Immunization for First Nations

A strong partnership that supports decision-making led by First Nations for First Nations peoples on critical issues like COVID-19 immunization puts the principles of reconciliation in action. Manitoba is supporting a coordinated and focused immunization campaign in all 63 First Nations communities in the province, built on a strong and respectful partnership with First Nations leadership and the guidance of Manitoba’s public health experts.

Immunization of Vulnerable Populations

In 2021/22, COVID-19 vaccination eligibility criteria will continue to expand to other priority groups. The province’s Vaccine Implementation Task Force will continue to use the National Advisory Committee on Immunization’s recommendations, as well as local considerations to guide eligibility. Planning is well underway to roll-out vaccination campaigns to populations such as homeless individuals.

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Mental Health Supports for Students

The Manitoba government is investing in targeted mental health supports for the well-being of students during the pandemic.

To address the increased stress, feeling of isolation, and anxiety that staff, students and families are experiencing as a result of the pandemic, the province is investing in mental health supports that benefit children, including:

•	$75,000 for the Sources of Strength program that has the potential to reach 10,000 students in grades 7 to 12 and provides staff wellness training that will be open to all school divisions;

•	$50,000 to Kids Help Phone to add up to 20 more classrooms for its Counsellor in the Classroom program and staff to respond to increased contacts children and youth via text and Facebook; and

•	$100,000 has been allocated to work with school divisions and education stakeholders to support workplace mental health and wellness including support for teachers and staff to address the social-emotional impacts COVID-19 within the school community.

Mental Health Virtual Therapy

The Manitoba government has partnered with Morneau-Sheppel to provide internet-based Cognitive Behavioural Therapy (CBT) for Manitobans aged 16 or older who are experiencing mild to moderate symptoms of anxiety and depression due to the pandemic. Morneau-Sheppel is a leading provider of technology-enabled Human Resource services, including those that promote mental health and wellbeing.

CBT is one of the most effective forms of therapy. This approach helps individuals reduce anxiety by learning CBT skills and develop coping strategies to better manage daily activities.

Information Sharing and Supports for Service Providers

The Manitoba government remains committed to ensuring that service providers are informed about developments related to the pandemic, best practices in prevention, new initiatives and other supports available.

The Department of Families will continue to work with critical service sectors, such as organizations serving homeless people, adults with disabilities, and children in care, to develop response systems, contingency plans and address crises as they occur. An ongoing focus for the department is providing Personal Protective Equipment to service providers and frontline departmental staff, as needed.

Pandemic Staffing Support Benefit

Manitoba is making additional investments to enhance program supports to help Manitobans cope with the adverse impact of the pandemic on their livelihood, health and well being.

The government allocated $10 million for the new Pandemic Staffing Support Benefit to help address staffing challenges faced by service providers in key service such as disability services, child care and child welfare sectors to ensure that quality services continue to be provided for vulnerable Manitobans during the pandemic. This benefit helps cover staffing costs such as overtime costs, replacement staff, or paying for sick time.

Personal Protective Equipment

Over $5 million has been invested for the supply and distribution of Personal Protective Equipment (PPE) across various service sectors. In Early Learning and Child Care service sector, the government has spent almost $400,000 as of February 17, 2021 in PPE to ensure that service providers are protected while delivering important child care services to families.

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Financial Supports to Manitobans

Manitoba is committed to boost income supports to the most vulnerable Manitobans who are experiencing financial difficulties during the pandemic. The government invested $4.6 million in early June 2020 for the Disability Economic Support Program that provided a one-time $200 benefit to EIA participants with a disability. The government also extended $45 million in direct financial support to Manitoba seniors during the pandemic through the Seniors Economic Recovery Credit that provided a one-time refundable tax credit of $200 to each senior who filed a 2018 income tax return prior to April 1, 2020.

Risk Recognition Program

Manitoba invested $120 million in the Risk Recognition Program to compensate essential front-line workers in the areas of health care, social services, justice, transportation, food and beverage and essential retail for taking on added risk to deliver crucial services to Manitobans during the pandemic.

Eligible essential front-line workers must have worked a minimum of 200 cumulative hours from March 20, 2020 to May 29, 2020.

Caregiver Wage Support Program

Providing adequate health care and protection to all Manitobans amid the COVID-19 health crisis continues to be a key priority of Manitoba government. Recognizing the essential role of caregivers amid the pandemic, the province invested $35 million in Caregiver Wage Support Program to support front-line health workers. The program has provided a top-up of $5 per hour to the wages of eligible health workers who provided direct patient or residential care to vulnerable Manitobans between November 1, 2020 and January 10, 2021.

Supports for Manitobans

Experiencing Homelessness

The Manitoba government has invested $3.5 million to support people experiencing homelessness during COVID-19. Funding to Siloam Mission, Salvation Army, Main Street Project, Resource Assistance for Youth, and Samaritan House provided additional shelter beds to allow physical distancing for those experiencing homelessness. Support to expand operations at Main Street Project to include daytime drop-in has facilitated more productive case management and referrals. A Manitoba Housing building in Winnipeg was made available to meet isolation needs of those without a home. To meet increasing demand during the second wave of the pandemic, the Department of Families, Main Street Project, the Winnipeg Regional Health Authority, and Shared Health partnered to open another isolation site for individuals experiencing homelessness.

The Manitoba government is also providing funding of $335,000 for the preparation and delivery of meals to low-income Manitobans who do not have access to kitchen facilities and are self-isolating because of COVID-19.

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Progress Indicators

The Poverty Reduction Strategy Act requires government to establish poverty and social inclusion indicators to measure the progress of the strategy.

The Market Basket Measure (MBM) is the indicator used to measure the poverty rate in Manitoba. The MBM forms part of the 13 indicators identified in Pathways to a Better Future to track progress in the areas that are strongly related to poverty such as employment, education, skills, training, child care, child welfare, health, housing and income inequality. These indicators are the result of extensive consultations with Manitobans, and community organizations, and are aligned with the federal poverty measurement framework.

Manitoba’s poverty reduction indicators were formally registered in regulation under The Poverty Reduction Strategy Act in May 2019. Data on these indicators are monitored and publicly reported every year in the Poverty Reduction Strategy Annual Report.

Indicators are

as a result

of extensive

consultations

with Manitobans

and community

organizations.

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Fiscal Summary of Measures

	2021/22 millions of dollars	Full Year millions of dollars

Education Property Tax Measure
Education Property Tax Rebate – introduced	-190.0	-151.0

Retail Sales Tax Measures
Exemption for Personal Services – introduced	-2.7	-8.0
Streaming Services – introduced	4.7	14.0
Online Marketplaces – introduced	3.3	10.0
Online Accommodation Platforms – introduced	0.8	2.5

	6.1	18.5

Business Measures
Health and Post-Secondary Education Tax Levy – increased thresholds	-2.4	-9.7
Interactive Digital Media Tax Credit – enhanced	-0.4	-1.8
Small Business Venture Capital Tax Credit – enhanced	-0.2	-0.7
Film and Video Production Tax Credit – adjusted	–	–

	-3.0	-12.2

Personal Measure
Teaching Expense Tax Credit – introduced	-0.2	-0.2

Fee Measure
Vehicle Registration Fees – reduced	-11.0	-15.0

Tax Credit Extensions
Interactive Digital Media Tax Credit – made permanent	–	–
Book Publishing Tax Credit – made permanent	–	–
Cultural Industries Printing Tax Credit – extended	–	–
Community Enterprise Development Tax Credit – extended	–	–

	–	–
		–

Total Fiscal Impact	-198.1	-159.9

Note: A negative amount is a cost to government and a benefit to taxpayers.

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Education Property Tax Measure

Education Property Tax Rebate

2021/22 fiscal impact: -$190.0 million

Manitoba will begin phasing out the education property taxes that are included on annual property tax statements, as was committed to under the $2,020 Tax Rollback Guarantee, by implementing the Education Property Tax Rebate.

The following Education Property Tax Rebates will be provided to property owners in 2021:

•

Owners of residential and farm properties will receive a 25% rebate of the school division special levy and the community revitalization levy payable. The Education Property Tax Rebate will be based on the school division special levy and community revitalization levy before the Education Property Tax Credit Advance.

SCHOOL TAX PORTION OF A RESIDENTIAL PROPERTY TAX STATEMENT

•

Owners of other properties (such as commercial, industrial, railway, institutional, pipelines and designated recreational) will receive a 10% rebate of the total of both the school division special levy and the education support levy payable.

SCHOOL TAX PORTION OF A COMMERCIAL PROPERTY TAX STATEMENT

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Property owners will continue to pay education property taxes but will receive the Education Property Tax Rebate cheque in the same month (or earlier) that municipal property taxes are due. No application will be necessary by property owners as the Education Property Tax Rebate will be automatically sent by the province. Farm property owners will still be required to apply for the Farmland School Tax Rebate.

The below example demonstrates the 25% reduction for a residential property in 2021.

Example of a Residential Property with

$1,700 in School Division Special Levy

   Dollars

        Source: Manitoba Finance

Existing education property tax offsets including the Education Property Tax Credit and Advance, Seniors School Tax Rebate, Seniors Education Property Tax Credit and Farmland School Tax Rebate will be proportionately reduced by 25% in 2021. The table below summarizes the changes:

TAX CREDIT AND REBATE AMOUNTS

	2020	2021

Education Property Tax Credit and Advance	Up to $700	Up to $525

Seniors School Tax Rebate	Up to $470 Minus 2.0% on family net income over $40,000	Up to $353 Minus 1.5% on family net income over $40,000

Seniors Education Property Tax Credit	Up to $400 Minus 1.0% of family net income	Up to $300 Minus 0.75% of family net income

Farmland School Tax Rebate	Up to 80% of school tax to a maximum of $5,000	Up to 60% of school tax to a maximum of $3,750

School division funding will not be impacted during the phase out as grant amounts will continue to include frozen 2020 education property tax levels and grants in lieu.

For more information, please contact Location B, page 163

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Retail Sales Tax Measures

Retail Sales Tax Exemption for

Personal Services

2021/22 fiscal impact: -$2.7 million

Personal services, including hair services, non-medical skin care and aesthetician services, body modifications and spa services will be exempted from retail sales tax effective December 1, 2021, as was committed to under the $2,020 Tax Rollback Guarantee. Retail sales tax will continue to apply to tanning services provided by a device that uses ultraviolet radiation.

For more information, please contact Location D, page 163

To help ensure Manitoba businesses are competing on a level playing field with their out-of-province online competition, retail sales tax will apply on the following:

Streaming Services

2021/22 fiscal impact: $4.7 million

Retail sales tax will apply to audio and video streaming services effective December 1, 2021. Streaming service providers will be required to collect and remit the tax.

For more information, please contact Location D, page 163

Online Marketplaces

2021/22 fiscal impact: $3.3 million

Online marketplaces will be required to collect and remit retail sales tax on the sale of taxable goods sold by third parties on their electronic platforms effective Dec 1, 2021.

For more information, please contact Location D, page 163

Online Accommodation Platforms

2021/22 fiscal impact: $0.8 million

Online accommodation platforms will be required to collect and remit retail sales tax on the booking of taxable accommodations effective December 1, 2021.

For more information, please contact Location D, page 163

Business Measures

Health and Post-Secondary

Education Tax Levy

2021/22 fiscal impact: -$2.4 million

Effective January 1, 2022, the exemption threshold is raised from $1.5 million to $1.75 million of annual remuneration. In addition, the threshold below which employers pay a reduced rate is raised from $3.0 million to $3.5 million.

The new higher thresholds will benefit approximately 1,100 Manitoba employers, including exempting approximately 240 Manitoba employers. These changes further build upon the increases to the levy thresholds announced in Budget 2020.

For more information, please contact Location D, page 163

Interactive Digital Media Tax Credit

2021/22 fiscal impact: -$0.4 million

Effective as of the 2021 taxation year, the eligible activities for this tax credit will be expanded to allow add-on digital media and content, such as downloadable content, on-going maintenance and updates, and data management and analysis that are complementary to the main product being developed.

For more information, please contact Location C, page 163

Small Business Venture Capital Tax Credit

2021/22 fiscal impact: -$0.2 million

Effective as of the 2021 taxation year, the maximum eligible investment by an investor increases from $450,000 to $500,000. In addition, the maximum tax credit claimable against Manitoba income tax in a given year increases from $67,500 to $120,000.

For more information, please contact Location C, page 163

Budget 2021 – Tax and Fee Measures | 159

Film and Video Production Tax Credit

2021/22 fiscal impact: nil

The frequent filming bonus is temporarily paused for two-years due to the COVID-19 pandemic and the impact of public health orders on production activity. All companies that were eligible for the bonus on March 31, 2020 will have that status remain in effect until March 31, 2022, at which point their frequent filming status resumes. For those production companies that continue to produce, their time period continues as normal so as to not disadvantage them.

As part of the Cost-of-Salaries Tax Credit, Manitoba Producers that produce three or more productions in a two year period are eligible for a frequent filming bonus of 10%.

For more information, please contact Location E, page 163

Personal Measure

New Teaching Expense Tax Credit

2021/22 fiscal impact: -$0.2 million

Effective as of the 2021 taxation year, Manitoba will introduce a new tax credit that will apply to purchases of eligible teaching supplies made by educators that are not reimbursed by their employer. The new Manitoba tax credit will be 15% refundable for up to $1,000 in supplies ($150 maximum refund) and will parallel the eligibility criteria of the existing federal Eligible Educator School Supply Tax Credit.

For more information, please contact Location B, page 163

Fee Measure

Reduction in Vehicle Registration Fees

2021/22 fiscal impact: -11.0 million

Vehicle registration fees will be reduced by a further 10% starting with renewals after June 30, 2021. This measure is part of the government’s commitment to roll back the increase to vehicle registration fees by 30% by 2023, and follows a 10% reduction in Budget 2020. The vehicle registration fee reduction applies to non-commercial vehicles, including passenger vehicles, trucks, trailers, motorcycles/mopeds, and off-road vehicles.

For more information, please contact Location A, page 163

160 | Budget 2021 – Tax and Fee Measures

Extensions to Existing Tax Credits

The Interactive Digital Media Tax Credit, scheduled to expire on December 31, 2022 is made permanent. This tax credit provides interactive digital media companies with an up to 40% refundable credit on eligible project costs incurred to develop an interacitve digital media product in Manitoba.

For more information, please contact Location C, page 163

The Book Publishing Tax Credit, scheduled to expire on December 31, 2024, is made permanent. This tax credit provides Manitoba book publishers with a 40% refundable credit on eligible Manitoba labour costs.

For more information, please contact Location E, page 163

The Cultural Industries Printing Tax Credit, scheduled to expire on December 31, 2021, is extended for one year to December 31, 2022. This tax credit provides Manitoba’s printing industry with a 35% refundable credit on salary and wages paid to Manitoba employees.

For more information, please contact Location E, page 163

The Community Enterprise Development Tax Credit, scheduled to expire on December 31, 2021, is extended for one year to December 31, 2022. This tax credit assists community-based enterprise development projects by providing a 45% refundable tax credit on eligible shares to Manitoba-resident investors that invest in business opportunities in their communities.

For more information, please contact Location C, page 163

Budget 2021 – Tax and Fee Measures | 161

Administrative and

Technical Tax Measures

Retail Sales Tax Act

Updating references to reflect the use of a new valuation source. A valuation source is used for determining the amount of retail sales tax payable on private vehicle purchases and the previous valuation source has discontinued operations.

Tax Administration and Miscellaneous Taxes Act

Enabling provincially administered tax data to be used by authorized provincial officials for analysis and revenue forecasting.

Provincially Administered Taxes

In cases of emergency or natural disaster, streamlining the ability:

•	to extend refund periods and tax appeal deadlines; and

•	to suspend licensing requirements.

For more information, please contact Location D, page 163

$2,020 Tax Rollback Guarantee

The $2,020 Tax Rollback Guarantee announced in 2019 will save Manitobans an average of $2,020 in tax over four years by removing unnecessary taxes and fees so people can keep more of their hard-earned money.

The table below provides a current status update on all measures under this commitment, with the final two commitments included in Budget 2021:

Tax Measure	Implementation Date

Indexing of Basic Personal Amount and Personal Income Tax Brackets	January 2017

Retail Sales Tax Rate Reduction from 8% to 7%	July 2019

Retail Sales Tax Exemption – Preparing Wills	January 2020

Vehicle Registration Fee Reduction	Starting July 2020

Retail Sales Tax Exemption – Home Insurance	July 2020

Retail Sales Tax Exemption – Preparing Personal Income Tax Returns	October 2020

Elimination of Probate Fees	November 2020

New in Budget 2021:

Retail Sales Tax Exemption – Personal services	December 2021

Phasing out of education property taxes	Starting 2021

162 | Budget 2021 – Tax and Fee Measures

Contacts for

Further Information

A) Manitoba Public Insurance

Contact Centre

Telephone 204-985-7000

Toll-free 1-800-665-2410

B) Manitoba Finance

Telephone 204-948-2115

Toll-free 1-800-782-0771

Email: tao@gov.mb.ca

C) Economic Policy and Programs Branch

Manitoba Economic Development and Jobs

Email: EcDevPrograms@gov.mb.ca

D) Manitoba Finance

Telephone 204-945-5603

Toll-free 1-800-782-0318

Email: mbtax@gov.mb.ca

E) Strategic Policy Branch

Manitoba Sport, Culture and Heritage

Telephone: 204-945-0216

Email: strategic.policy@gov.mb.ca

For further information on government programs, individuals can contact Manitoba Government Inquiry by calling 204-945-3744 in Winnipeg or toll-free 1-866-626-4862, or by email at mgi@gov.mb.ca.

Budget 2021 – Tax and Fee Measures | 163

Interprovincial Comparison of 2021 Tax Rates

	CAN	BC		AB	SK	MB		ON		QC		NB	NS		PE		NL

Personal Income Tax

Basic Personal Amount ($)	13,808	11,070		19,369	16,225	9,936		10,880		15,728		10,564	8,481		10,500		9,536

Top Rate (%)	33.00	20.50		15.00	14.50	17.40		20.53	J	25.75		20.30	21.00		18.37	A	18.30

Health Care Premiums ($)								900

Health and Education Tax (%)		1.95	B			2.15	C	1.95	D	4.26	E						2.0	F

Corporation Income Tax (%)

Small	9.0	2.0		2.0	2.0	0.0		3.2		4.0		2.5	2.5		2.0		3.0

Large	15.0	12.0		8.0	12.0	12.0		11.5		11.5		14.0	14.0		16.0		15.0

Small business limit ($000)	500	500		500	600	500		500		500		500	500		500		500

Capital Tax on Banks (%)					4	6						5	4		5		6

Sales Tax (%)	5	7		n/a	6	7		8		9.975		10	10		10		10

Tobacco Tax (¢ /cigarette)	12.545	29.5		27.5	27.0	30.0		18.475		14.9		25.52	29.52		27.52		29.5

Fuel Tax

Gasoline (¢/l)	10.0	14.5		13.0	15.0	14.0		14.7		19.2		10.87	15.5		8.47		14.5

Diesel (¢/l)	4.0	15.0		13.0	15.0	14.0		14.3		20.2		15.45	15.4		14.15		16.5

Carbon Levy G,H

Gasoline (¢/l)		9.96		8.84	8.84	8.84		8.84		5.59		8.84	0.94	I	6.63		6.63

Diesel (¢/l)		11.71		10.73	10.73	10.73		10.73		6.56		10.73	1.2		8.05		8.05

As of March 23, 2021

A	Includes provincial surtax.

B

Employers with BC remuneration of $500,000 or less don’t pay employer health tax. Between $500,000.01 and $1.5 million pay the reduced tax amount of 2.925%. Employers with more than $1.5 million pay the tax on their total BC remuneration at 1.95%.

C

Effective January 1, 2022, MB employers with total remuneration in a year of $1.75 million or less are exempted. MB employers with up to $3.5 million of remuneration pay 4.3% on the amount in excess of $1.75 million. Employers with more than $3.5 million pay the tax on their total MB remuneration at 2.15%.

D

The ON Employer Health Tax applies on ON remuneration greater than the $1,000,000 exemption. The tax rates vary from 0.98% on payroll less than $200,000 over the exemption, up to 1.95% on payroll in excess of $400,000 over the exemption.

E

The QC Health Services Fund contribution rates vary from 1.25% to 4.26% dependent upon sector and total payroll. Employers, other than a public-sector employer, with total payroll less than $6.5 million are eligible for the reduced contribution rates.

F	The NL Health and Post Secondary Education Tax, at a rate of 2%, is payable by employers whose annual remuneration that exceeds $1.3 million.

G

On April 1st, 2019, the federal government implemented a carbon pricing system in provincial jurisdictions that do not have a carbon pricing system that aligns with the federal benchmark. The federal government fuel charge applies in AB, SK, ON, and NB.

H	Rates apply to April 1, 2021 to March 31, 2022.

I	NS operates under a provincial Cap-and-Trade program, the figures listed in the table are estimated costs.

164 | Budget 2021 – Tax and Fee Measures